As filed with the Securities and Exchange Commission on June 13, 2013

Registration No. 333-188578

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Five Below, Inc.

(Exact name of Registrant as specified in its charter)

Pennsylvania	5331	75-3000378
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1818 Market Street

Suite 1900

Philadelphia, PA 19103

(215) 546-7909

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kenneth R. Bull

Chief Financial Officer

1818 Market Street

Suite 1900

Philadelphia, PA 19103

(215) 546-7909

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry M. Abelson, Esq. John P. Duke, Esq. Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103 (215) 981-4000	Robert E. Buckholz, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act of 1934.

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 13, 2013.

8,563,172 Shares

Five Below, Inc.

Common Stock

This is a public offering of 8,563,172 shares of common stock of Five Below, Inc. The selling shareholders identified in this prospectus, some of whom are our affiliates, are offering all of the shares. We will not receive any of the proceeds from the sale of the shares sold in this offering. We will bear all of the offering expenses other than the underwriting discounts and commissions.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FIVE.” The last reported sales price of our common stock on June 12, 2013 was $35.40 per share.

Five Below is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups (JOBS) Act of 2012; however, the Company has not, and does not intend to, take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act.

See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting.”

To the extent that the underwriters sell more than 8,563,172 shares of common stock, the underwriters have the option to purchase up to an additional 1,284,475 shares from the selling shareholders at the initial price to the public less the underwriting discount. We will not receive any proceeds from the sale of any of the additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.	Barclays	Jefferies

Credit Suisse	Deutsche Bank Securities

UBS Investment Bank	Wells Fargo Securities

Prospectus dated                     , 2013.

five BELOW

means you never pay more than $5 for the trendiest, coolest, highest quality stuff that you just gotta have

The Boss
everything
$1 TO $5
five BELOW

now.
style.
room.
sports.
crafts.
WATER GUNS
too good to be true
the real deal
$1
$2
$3
$4
$5
now.

sports. media. crafts. party. candy. room. style. now.

five BELOW

everything $1 to $5 five BELOW

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties.

Basis of Presentation

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2013” or “fiscal 2013” refer to the fiscal year ending February 1, 2014, references to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ended February 2, 2013, references to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012, and references to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011. Fiscal year 2013 consists of a 52-week period, fiscal year 2012 consisted of a 53-week period and each of fiscal years 2011 and 2010 consisted of a 52-week period. The interim reporting periods contained in the unaudited financial statements included in this prospectus consist of 13-week periods ended on April 28, 2012 and May 4, 2013.

On July 17, 2012, we amended our articles of incorporation to effect a 0.3460-for-1 reverse stock split of our common stock. Concurrent with the reverse stock split, we adjusted (x) the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants were in the same economic position both before and after the reverse stock split. In addition, immediately prior to the closing of our initial public offering, or IPO, the outstanding shares of our Series A 8% convertible preferred stock converted into shares of our common stock.

Trademarks

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business, including Five Below® and Five Below Hot Stuff. Cool Prices.® Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this prospectus belongs to its owners. Our use or display of other companies’ product names, trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, trade name or service mark owner, unless we otherwise indicate.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

In this prospectus, unless the context otherwise requires or where otherwise indicated, (i) references to “Five Below,” the “Company,” “we,” “us” and “our” refer to Five Below, Inc. and its subsidiary as a combined entity and (ii) references to “Merchandising Subsidiary” refers to Five Below Merchandising, Inc., our wholly-owned subsidiary. Numbers may not sum due to rounding.

We purchase products in reaction to existing marketplace trends and, hence, refer to our products as “trend-right.” We use the term “dynamic” merchandise to refer to the broad range and frequently changing nature of the products we display in our stores. We use the term “power” shopping center to refer to an unenclosed shopping center with 250,000 to 750,000 square feet of gross leasable area that contains three or more “big box” retailers (large retailers with floor space over 50,000 square feet) and various smaller retailers with a common parking area shared by the retailers. We use the term “lifestyle” shopping center to refer to a shopping center or commercial development that is often located in suburban areas and combines the traditional retail functions of a shopping mall with leisure amenities oriented towards upscale consumers. We use the term “community” shopping center to refer to a shopping area designed to serve a trade area of 40,000 to 150,000 people with a minimum of 430,500 square feet (10 acres) in area, where the lead tenant is a variety discount or junior department store. We use the term “trade area” to refer to the geographic area from which the majority of a given retailer’s customers come from. Trade areas vary by market based on geographic size, population density, demographics and proximity to alternative shopping opportunities.

Overview

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of categories, which we refer to as “worlds”: Style, Room, Sports, Media, Crafts, Party, Candy and Now (also known as “Seasonal”). We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based upon management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We opened the first Five Below store in 2002 and have since been expanding across the eastern half of the U.S. As of May 4, 2013, we operated a total of 258 locations across 18 states. Our stores average approximately 7,500 square feet and are typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We plan to open a total of approximately 60 net new stores in fiscal 2013, and we believe we have the opportunity to grow our store base to more than 2,000 locations over time.

We believe our business model has resulted in strong financial performance irrespective of the economic environment:

•	We have achieved positive comparable store sales during each of the last 28 fiscal quarters.

•

For the thirteen weeks ended May 4, 2013, our comparable store sales increased by 4.2%. For the same period in the prior year, our comparable store sales increased by 10.4%. Our net sales for the thirteen weeks ended May 4, 2013 were $95.6 million, an increase of 33%, from $71.8 million for the thirteen weeks ended April 28, 2012. Our operating income was $3.2 million for the thirteen weeks ended May 4, 2013 compared to an operating loss of $2.0 million for the thirteen weeks ended April 28, 2012.

•

Our comparable store sales increased by 15.6% in fiscal 2010, 7.9% in fiscal 2011, and 7.1% in fiscal 2012 with positive comparable store sales performance across all geographic regions and store-year classes.

•	We expanded our store base from 142 stores at the end of fiscal 2010 to 244 stores at the end of fiscal 2012, representing a compound annual growth rate of 31.1%.

•	Between fiscal 2010 and 2012, our net sales increased from $197.2 million to $418.8 million, representing a compound annual growth rate of 45.7%.

•	Over the same period, our operating income increased from $11.8 million to $37.7 million, representing a compound annual growth rate of 78.6%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

•

Unique Focus on the Teen and Pre-Teen Customer.    We target an attractive customer segment of teens and pre-teens with trend-right merchandise at a differentiated price point of $5 and below. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience. We monitor trends in the ever-changing teen and pre-teen markets and are able to quickly identify and respond to those that become mainstream. We believe our price points enable teens and pre-teens to shop independently and exercise self-expression, using their own money to make frequent purchases of items geared primarily to them.

•

Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.    We deliver an edited assortment of trend-right, everyday products that changes frequently to create a sense of anticipation and freshness. Our unique approach encourages frequent customer visits and limits the cyclical fluctuations experienced by many other specialty retailers. The breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

•

Exceptional Value Proposition for Customers.    We believe we offer a clear value proposition to our customers with our price points of $5 and below. We are able to deliver on this value proposition through sourcing products in a manner that is designed to minimize cost, accelerate response times and maximize sell-through. We have collaborative relationships with our vendor partners and also employ an opportunistic buying strategy, which allows us to capitalize on select excess inventory opportunities. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

•

Differentiated Shopping Experience.    We have created an in-store atmosphere that we believe our customers find easy-to-shop, fun and exciting. While we refresh our products frequently, we maintain a consistent floor layout with an easy-to-navigate racetrack flow and sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ colorful and stimulating in-store fixtures and signage and also utilize dynamic product displays, which encourage hands-on interaction. We have developed a unique culture that emanates from our employees, driving a higher level of connectivity with customers. Additionally, we believe the combination of our price points and merchandising create an element of discovery, driving customer engagement and repeat visits while insulating us against e-commerce cannibalization trends.

•

Powerful and Consistent Store Economics.    We have a proven store model that generates strong cash flow, consistent store-level financial results and high level returns on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings. Each of our stores was profitable on a four-wall basis in fiscal 2012 and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable store sales financial performance across all geographic regions and store-year classes.

•

Highly Experienced and Passionate Senior Management Team with Proven Track Record.    Our senior management team has extensive experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, supply chain management and information technology. Our co-founders, David Schlessinger and Thomas Vellios, have approximately 66 combined years of retail experience and have set the vision and strategic direction for Five Below. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

•

Grow Our Store Base.    We believe we have the potential to grow our store base in the U.S. from 258 locations, as of May 4, 2013, to more than 2,000 locations over time. Based upon our strategy of store densification in existing markets and expanding into adjacent states and markets, we expect most of our near-term growth will occur within our existing markets. We opened 50 net new stores in fiscal 2011, 52 new stores in fiscal 2012, and plan to open a total of approximately 60 net new stores in fiscal 2013.

•

Drive Comparable Store Sales.    We expect to continue driving comparable store sales growth by maintaining our dynamic merchandising offering, supported by our flexible sourcing strategy and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement.

•

Increase Brand Awareness.    We intend to leverage our cost-effective marketing strategy to increase awareness of our brand. Our strategy includes the use of newspaper circulars, local media and grassroots marketing to support existing and new market entries. We believe we have an opportunity to leverage our growing social media and online presence to drive brand excitement and increased store visits within existing and new markets. These platforms allow us to continue to build brand awareness and expand our new customer base.

•

Enhance Operating Margins.    We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively targeted the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 10, before investing in our common stock. These risks include the following:

•

we may not be able to successfully implement our growth strategy if we are unable to identify suitable sites for store locations, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and financing to support our expansion;

•	we may not be able to effectively anticipate changes in trends or in spending patterns or shopping preferences of our customers, which could adversely impact our business;

•	we may face disruptions in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise;

•	our business is seasonal and we may face adverse events during the holiday season, which could negatively impact our business;

•	we may not be able to effectively expand and improve our operations, including our distribution center capacity, or manage our existing resources to support our future growth;

•	we may not be able to maintain or improve levels of our comparable store sales;

•	we may lose key management personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely impact our business;

•	our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances; and

•	our profitability is vulnerable to inflation, cost increases and energy prices.

Principal Shareholders

Following the closing of this offering, funds managed by Advent International Corporation, or Advent, are expected to own approximately 18.9% of our outstanding common stock, or 16.9%, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock” and “Principal and Selling Shareholders.”

Certain of our principal shareholders, including Advent, may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. For further information, see “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.”

Since 1984, Advent has raised $37 billion in private equity capital and completed 285 transactions in 36 countries. Advent’s current portfolio is comprised of investments in 47 companies across five sectors—Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 170 investment professionals across Western and Central Europe, North America, Latin America and Asia.

We expect Advent and certain of our other principal shareholders, directors, executive officers and their affiliates to receive the following approximate offering proceeds in connection with this offering, based on an assumed offering price of $35.40 per share, the last reported sales price of our common stock on The NASDAQ Global Select Market on June 12, 2013 (which amounts will be reduced by the underwriting discount):

Name	Relationship	Gross Proceeds
Advent	Shareholder	$256,650,000
FMR LLC	Shareholder	$—
David Schlessinger	Executive Chairman, Director	$23,315,000
Thomas Vellios	President and Chief Executive Officer, Director	$23,171,000
Kenneth R. Bull	Chief Financial Officer, Secretary and Treasurer	$—
David Johnston	Chief Operating Officer	$—
Steven J. Collins	Director	$—
Andrew W. Crawford	Director	$—
Michael Devine	Director	$—
David M. Mussafer	Director	$—
Thomas Ryan	Director	$—
Ron Sargent	Director	$—

Corporate and Other Information

Five Below was incorporated in Pennsylvania in January 2002. David Schlessinger, our Executive Chairman, and Thomas Vellios, our President and Chief Executive Officer, are the founders of Five Below. In October 2010, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction, with the goal of supporting the management team in accelerating our growth. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

As a result of our internal business restructuring, our merchandising operations are conducted through Five Below Merchandising, Inc., our wholly-owned subsidiary. Merchandising Subsidiary was incorporated in Pennsylvania in June 2013. Please see “Recent Developments” for a description of the restructuring.

Our principal executive office is located at 1818 Market Street, Suite 1900, Philadelphia, PA 19103 and our telephone number is (215) 546-7909. Our corporate website address is www.fivebelow.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

Recent Developments

On June 12, 2013, we completed an internal business restructuring pursuant to which we formed Five Below Merchandising, Inc., a wholly-owned subsidiary, and transferred to the Merchandising Subsidiary assets, operations and employees related to our merchandising operations (the “Restructuring”). Going forward, the Merchandising Subsidiary will purchase and sell to us certain goods for sale at our retail locations and we will provide to the Merchandising Subsidiary back office support, office space and other services, in each case, pursuant to agreements between us and the Merchandising Subsidiary. In connection with the Restructuring, on

June 12, 2013, we amended and restated our loan and security agreement and certain other ancillary documents to our revolving credit facility in order to, among other things, allow us to form and capitalize the Merchandising Subsidiary and make the Merchandising Subsidiary a party to the loan and security agreement as a guarantor of our obligations thereunder. The Merchandising Subsidiary has also acceded to the credit agreement and certain ancillary documents to our term loan facility as a guarantor of our obligations thereunder. For accounting purposes, going forward, our financial statements will include the accounts of Five Below, Inc. and the newly formed corporation. All intercompany transactions and accounts will be eliminated in consolidation. For further information on our revolving credit facility, the term loan facility and the related agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The Offering

Common stock offered by selling shareholders	8,563,172 shares (9,847,647 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock outstanding immediately after the offering	54,026,085 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,284,475 additional shares of common stock from the selling shareholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Dividend policy	We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends. See “Dividends.”

Symbol for trading on The NASDAQ Global Select Market	“FIVE”

The number of shares of common stock to be outstanding after this offering is based on 54,026,085 shares outstanding as of June 5, 2013 and excludes:

•	1,313,435 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of June 5, 2013 at a weighted average exercise price of $14.42 per share; and

•	5,321,769 shares of common stock reserved for issuance under our equity incentive plan and employee stock purchase plan.

Except as otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares.

Summary Financial and Other Data

The following table presents summary financial and other data for the periods and at the dates indicated. The statement of operations and cash flows data for fiscal 2010, 2011 and 2012 and the balance sheet data as of January 28, 2012 and February 2, 2013 have been derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of January 29, 2011 has been derived from audited financial statements not included in this prospectus. The statement of operations and cash flows data for each of the thirteen weeks ended April 28, 2012 and May 4, 2013 and the balance sheet data as of April 28, 2012 and May 4, 2013 have been derived from unaudited financial statements included elsewhere in this prospectus. You should read this data along with the sections of this prospectus entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Fiscal Year			Thirteen Weeks Ended
	2010	2011	2012	April 28, 2012	May 4, 2013
	(in thousands, except total stores, share and per share data)
Statements of Operations Data:
Net sales	$197,189	$297,113	$418,825	$71,829	$95,604
Cost of goods sold	131,046	192,252	268,989	48,809	65,391

Gross profit	66,143	104,861	149,836	23,020	30,213
Selling, general and administrative expenses(1)	54,339	78,640	112,182	24,985	27,024

Operating income (loss)	11,804	26,221	37,654	(1,965)	3,189
Interest expense (income), net	28	(16)	2,374	(37)	511
Loss on debt extinguishment	—	—	1,594	—	—
Other income	—	—	(408)	—	—

Income (loss) before income taxes	11,776	26,237	34,094	(1,928)	2,678
Income tax expense (benefit)	4,753	10,159	14,069	(771)	1,108

Net income (loss)	7,023	16,078	20,025	(1,157)	1,570
Dividend paid to preferred and unvested restricted shareholders	—	—	(65,403)	—	—
Series A 8% convertible preferred stock cumulative dividends	(4,507)	(15,913)	—	(4,168)	—
Accretion of redeemable convertible preferred stock	(3,329)	—	—	—	—
Net income attributable to participating securities	—	(109)	—	—	(31)

Net (loss) income available to common shareholders	$(813)	$56	$(45,378)	$(5,325)	$1,539

Per Share Data:
Basic (loss) income per common share(2)	$(0.08)	$—	$(1.28)	$(0.32)	$0.03
Diluted (loss) income per common share(2)	$(0.08)	$—	$(1.28)	$(0.32)	$0.03
Dividends declared per common share	$13.24	$—	$2.02	$—	$—
Weighted average shares outstanding:
Basic shares	9,672,195	15,903,599	35,444,200	16,420,716	52,943,243
Diluted shares	9,672,195	15,904,108	35,444,200	16,420,716	53,399,778
Unaudited pro forma net income(3)			$16,737
Unaudited pro forma net income attributable to participating securities(3)			(384)

Unaudited pro forma net income attributable to common shareholders(3)			$16,353

Unaudited pro forma basic income per common share(3)			$0.31
Unaudited pro forma diluted income per common share(3)			$0.31
Unaudited pro forma weighted average shares outstanding:
Basic shares			52,015,021
Diluted shares			52,256,471

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$15,045	$46,695	$30,363	$(23,698)	$(11,771)
Investing activities	$(14,883)	$(18,558)	$(22,890)	$(4,801)	$(8,148)
Financing activities	$(445)	$1,003	$7,315	$1,709	$560

Other Operating and Financial Data:
Total stores at end of period	142	192	244	199	258
Comparable store sales growth	15.6%	7.9%	7.1%	10.4%	4.2%
Average net sales per store(4)	$1,542	$1,658	$1,822	$368	$383
Capital expenditures	$14,883	$18,558	$22,890	$4,801	$8,148

	As of
	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
Balance Sheet Data:
Cash and cash equivalents	$12,153	$41,293	$56,081	$14,503	$36,722
Total current assets	45,942	92,249	129,676	89,051	124,604
Total current liabilities	18,215	49,942	68,784	36,186	59,823
Total long-term debt, excluding current portion(5)	250	250	19,500	250	19,500
Total liabilities	33,524	72,431	118,916	64,402	111,941
Series A 8% convertible preferred stock	191,855	191,855	—	191,855	—
Total shareholders’ (deficit) equity	(148,797)	(129,759)	70,744	(122,316)	75,151

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. Fiscal 2012 and the thirteen weeks ended April 28, 2012 and May 4, 2013, includes $10.5 million, $6.3 million and $1.5 million, respectively, of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares and on-going expense recognition of the awards over the remaining vesting period. In addition, fiscal 2012 includes $1.0 million of expenses related to legal, accounting, and other fees in connection with our secondary public offering in January 2013.
(2)	Please see Note 2 in both our annual and interim financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.
(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

On May 16, 2012, we entered into a $100.0 million senior secured term loan facility, or term loan facility, with a syndicate of lenders. We used the net proceeds from the term loan facility of approximately $98.0 million and cash on hand to pay a special dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock, which we refer to as the 2012 Dividend. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank National Association. On July 27, 2012, we repaid $65.3 million of principal against the term loan facility and $0.7 million of interest from our proceeds from our IPO. We refer to the term loan facility, the amended and restated senior secured revolving credit facility, or revolving credit facility, and related transactions as the “Financing Transactions”. Effective immediately prior to the closing of our IPO on July 24, 2012, all outstanding shares of Series A 8% convertible preferred stock were converted into 30,894,953 shares of common stock.

Pro forma net income gives effect to: (i) the 2012 Dividend paid to our preferred shareholders and (ii) the Financing Transactions, including repayment of $65.3 million of outstanding indebtedness under the new term loan facility with proceeds from our IPO.

The following is a reconciliation of historical net loss to unaudited pro forma net income:

Fiscal Year 2012
Net loss available/attributable to common shareholders	$(45,378)
Add:
Dividend paid to preferred shareholders	62,504
Less:
Interest expense, net of tax	(324)
Amortization of deferred financing fees, net of tax	(65)

Unaudited pro forma net income	16,737
Unaudited pro forma net income attributable to participating securities	(384)

Unaudited pro forma net income attributable to common shareholders	$16,353

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of the IPO and (iii) the number of shares whose proceeds were used to repay $65.3 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2012
Shares used in computing basic net loss per common share	35,444,200
Adjustment for conversion of preferred stock	14,739,641
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	1,831,180

Unaudited basic pro forma weighted average common shares outstanding	52,015,021
Dilutive effect of securities	241,450

Unaudited diluted pro forma weighted average common shares outstanding	52,256,471

(4)	Only includes stores open during the full fiscal year.
(5)	In May 2013, subsequent to the thirteen weeks ended May 4, 2013, we repaid $15.0 million of principal on the term loan facility, which was classified as a current liability and not included in the long-term balance as of February 2, 2013 and May 4, 2013.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our growth and results of operations.

Our growth is dependent on our ability to open profitable new stores. We believe we have an opportunity to continue to grow our store base from 258 stores in 18 states as of May 4, 2013, to more than 2,000 locations over time.

Our ability to open profitable new stores depends on many factors, including our ability to:

•	identify suitable markets and sites for new stores;

•	negotiate leases with acceptable terms;

•	achieve brand awareness in the new markets;

•	efficiently source and distribute additional merchandise;

•	maintain adequate distribution capacity, information systems and other operational system capabilities;

•	hire, train and retain store management and other qualified personnel; and

•	achieve sufficient levels of cash flow and financing to support our expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our common stock.

Any disruption in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise could impact our business negatively.

We generally have been able to select and obtain sufficient quantities of attractive merchandise at prices that allow us to be profitable. If we are unable to continue to select products that are attractive to our customers, to obtain such products at costs that allow us to sell such products at a profit, or to market such products effectively to consumers, our sales or profitability could be affected adversely. In addition, the success of our business depends in part on our ability to anticipate, identify and respond promptly to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to quickly respond to developing trends or if the spending patterns or demographics of these markets change, and we do not timely and appropriately respond to such changes, then the demand for our products, which are discretionary, and our market share could be adversely affected. Failure to maintain attractive stores and to timely identify or effectively respond to changing consumer needs, preferences and spending patterns could adversely affect our relationship with customers, the demand for our products and our market share.

Any disruption in the supply or increase in pricing of our merchandise could negatively impact our ability to achieve anticipated operating results. The products we sell are sourced from a wide variety of domestic and international vendors. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply become unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could affect our sales.

A significant majority of our merchandise is manufactured outside the United States, and changes in the prices and flow of these goods for any reason could have an adverse impact on our operations. The United States and other countries have occasionally proposed and enacted protectionist trade legislation, which may result in changes in tariff structures and trade policies and restrictions that could increase the cost or reduce the availability of certain merchandise. Any of these or other measures or events relating to vendors and the countries in which they are located or where our merchandise is manufactured, some or all of which are beyond our control, can negatively impact our operations, increase costs and lower our margins. Such events or circumstances include, but are not limited to:

•	political and economic instability;

•	the financial instability and labor problems of vendors;

•	the availability and cost of raw materials;

•	merchandise quality or safety issues;

•	changes in currency exchange rates;

•	inflation; and

•	transportation availability and cost.

These and other factors affecting our vendors and our access to products could affect our financial performance adversely.

Our new store growth is dependent upon our ability to successfully expand our distribution network capacity, and failure to achieve or sustain these plans could affect our performance adversely.

We maintain a distribution center in New Castle, Delaware and during fiscal 2012, we signed a lease for a new distribution center in Olive Branch, Mississippi to support our growth objectives, which is now fully operational. Delays in opening new distribution centers in the future could adversely affect our future operations by slowing store growth, which could in turn reduce sales growth. In addition, any distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We currently rely primarily on our distribution center in New Castle, Delaware to distribute our products. Because most of our products are distributed from this center, the loss of this distribution center, due to natural disaster or otherwise, would materially affect our operations. We also rely upon independent third-party transportation to provide goods to our stores in a timely and cost-effective manner, through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores. Our use of outside delivery services for shipments is subject to risks outside of our control and any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including through increased fuel costs or a decrease in transportation capacity for overseas shipments) could significantly decrease our ability to generate sales and earn profits. In addition, labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could negatively affect our business. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs.

Inability to attract and retain qualified employees, particularly senior management and district, store and distribution center managers, and to control labor costs, as well as other labor issues, could adversely affect our business.

Our growth could be adversely impacted by our inability to attract, retain and motivate qualified employees at the store operations level, in distribution facilities, and at the corporate level, at costs which allow us to profitably conduct our operations. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs, and changes in employment and labor laws (including changes in the process for our employees to join a union) or other workplace regulation. To the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. In addition, we believe the current pricing of our healthcare costs includes the potential future impact of recently enacted comprehensive healthcare reform legislation, but such legislation may further cause our healthcare costs to increase. While significant costs of the healthcare reform legislation may occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant negative effect on our business. In addition, our ability to pass along any increase in labor costs to our customers is constrained by our low price model.

Our growth from existing stores is dependent upon our ability to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

Increases in sales in existing stores are dependent on factors such as competition, merchandise selection, store operations and customer satisfaction. If we fail to realize our goals of successfully managing our store operations and increasing our customer retention and recruitment levels, our sales may not increase and our growth may be impacted adversely.

Our success depends on our executive officers and other key personnel. If we lose our executive officers or any other key personnel, or are unable to hire additional qualified personnel, our business could be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel, including Messrs. Schlessinger and Vellios, our founders. The loss of the services of any of our executive officers or other key personnel could have an adverse effect on our operations.

Our future success will also depend on our ability to attract, retain and motivate qualified personnel, as a failure to attract these key personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

Our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Our inventory balance represented approximately 40% of our total assets as of May 4, 2013. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers’ demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of excess inventory, which also can adversely impact our financial results. We also experience inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will stay at acceptable levels or decrease in the future, or that the measures we are taking will effectively address the problem of inventory shrinkage. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations may be negatively affected.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We do not own any real estate. Instead, we lease all of our store locations, as well as our corporate headquarters and distribution facilities in New Castle, Delaware and Olive Branch, Mississippi. Our stores are leased from third parties, with typical initial lease terms of five to ten years. Many of our lease agreements also have additional five-year renewal options. We believe that we have been able to negotiate favorable rental rates and tenant allowances over the last few years due in large part to the state of the economy and higher than usual vacancy rates in shopping centers and regional malls. These trends may not continue, and there is no guarantee that we will be able to continue to negotiate such favorable terms. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

We operate in a competitive environment and, as a result, we may not be able to compete effectively or maintain or increase our sales, market shares or margins.

We operate in a highly competitive retail environment with numerous competitors, some of which have greater resources or better brand recognition than we do. We compete with respect to customers, price, store location, merchandise quality, assortment and presentation, in-stock consistency, customer service and employees. This competitive environment subjects us to various risks, including the ability to provide quality, trend-right merchandise to our customers at competitive prices that allow us to maintain our profitability. Because of our low price model, we may have limited ability to increase prices in response to increased costs without losing competitive position which may adversely affect our margins and financial performance. In addition, price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability.

Consolidation among retailers, changes in pricing of merchandise or offerings of other services by competitors could have a negative impact on the relative attractiveness of our stores to consumers. We do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to copy our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers’ shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer. Our ability to provide quality, trend-right products while offering attractive, competitively-priced products could be impacted by various actions of our competitors that are beyond our control.

Our profitability is vulnerable to inflation, cost increases and energy prices.

Future increases in costs such as the cost of merchandise, shipping rates, freight costs, fuel costs and store occupancy costs may reduce our profitability, particularly given our $5 and below pricing model. These cost increases may be the result of inflationary pressures that could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our cost of goods sold or operating expenses. Our low price model and competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and therefore reduce our profitability.

Our business is seasonal, and adverse events during the holiday season could impact our operating results negatively.

Our business is seasonal, with the highest percentage of sales (approximately 42% of total annual sales over the last two fiscal years) occurring during the last fiscal quarter (November, December and January), which includes the holiday season. We purchase substantial amounts of inventory in the end of the third quarter (October) and beginning of the fourth quarter (November and December) and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during these time periods. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions or unusual weather could result in lower-than-planned sales during the holiday season which may lead to unanticipated markdowns. Since we rely on third parties for transportation and use third party warehouses when we build up inventory, a number of these factors are outside of our control. An unsuccessful fourth quarter, or holiday season, will have a substantial negative impact on our financial condition and results of operations for the entire fiscal year.

Material damage to, or interruptions to, our technology systems as a result of external factors, staffing shortages and difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We depend on a variety of information technology systems for the efficient functioning of our business. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to these systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruptions may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we are unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company, in the future we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting. As a result, we may be required to incur substantial expenses to test our systems, to make any necessary improvements, and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on The NASDAQ Global Select Market or any other stock exchange on which our common stock may be listed. Delisting of our common stock on any exchange could reduce the liquidity of the market for our common stock, which could reduce the price of our stock and increase the volatility of our stock price.

Our ability to obtain additional financing on favorable terms, if needed, could be adversely affected by volatility in the capital markets.

We obtain and manage liquidity from the positive cash flow we generate from our operating activities, our access to capital markets and our revolving credit facility. There is no assurance that our ability to obtain additional financing from financial institutions or through the capital markets, if needed, will not be adversely impacted by economic conditions. Tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us.

If we are unable to secure our customers’ confidential or credit card information, or other private data relating to our employees or our Company, we could be subject to negative publicity, costly government enforcement actions or private litigation, which could damage our business reputation and adversely affect our financial results.

The protection of our customer, employee and company data is critical to us. We have procedures and technology in place to safeguard our customers’ debit and credit card, and other personal information, our employees’ private data and company records and intellectual property. However, if we experience a data security breach of any kind, we could be exposed to negative publicity, government enforcement actions, private litigation or costly response measures. In addition, our reputation within the business community and with our customers may be affected, which could result in our customers discontinuing the use of debit or credit cards in our stores, or not shopping in our stores altogether. This could cause us to lose market share to our competitors and could have an adverse effect on our financial results.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, global political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, store locations and distribution centers, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to sell and distribute products. For example, as a result of Superstorm Sandy in October 2012, we experienced closures in 122 of our stores. In addition, we operate in markets that may be susceptible to pandemic outbreaks, war, terrorist acts or disruptive global political events, such as civil unrest in countries from which our vendors are located or products are manufactured. Our business may be harmed if our ability to sell and distribute products is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our net sales, properties or operations. Such events could result in physical damage to one or more of our properties, the temporary closure of some or all of our stores or distribution centers, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods to our distribution centers or stores, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, which increase the cost of doing business. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or combination thereof, could adversely affect our operations.

Current economic conditions and other economic factors could adversely impact our financial performance and other aspects of our business in various respects.

A delayed recovery in the U.S. economy or other economic factors affecting disposable consumer income, such as employment levels, inflation, business conditions, fuel and energy costs, consumer debt levels, lack of available credit, interest rates, tax rates and further erosion in consumer confidence may affect our business adversely. Such factors could reduce overall consumer spending or cause customers to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover or a reduction in profitability due to lower margins. We have limited or no ability to control many of these factors. The current global economic uncertainty, the impact of recessions and the potential for failures or realignments of financial institutions and the related impact on available credit may impact us, our vendors and other business partners, our landlords, our customers, our service providers and our operations in an adverse manner.

Changes in state or federal legislation or regulations, including the effects of legislation and regulations on product and food safety and quality, wage levels, employee rights, health care, social welfare and entitlement programs could increase our cost of doing business.

Our business is subject to numerous federal, state and local laws and regulations. We routinely incur costs in complying with these laws and regulations. We are exposed to the risk that federal, state or local legislation may negatively impact our operations. Changes in product and food safety and quality (including changes in labeling or disclosure requirements), federal or state wage requirements, employee rights (including changes in the process for our employees to join a union), health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation or tax laws could adversely impact our ability to achieve our financial targets. Changes in other regulatory areas, such as consumer credit, privacy and information security, or environmental regulation may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our costs of doing business. Untimely compliance or noncompliance with applicable laws and regulations may subject us to legal risk, including government enforcement action, significant fines and penalties and class action litigation, as well as reputational damage, which could adversely affect our results of operations.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

We are subject to various regulatory requirements, including those of the Securities and Exchange Commission (SEC) and The NASDAQ Stock Market LLC. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

Product and food safety claims and the effects of legislation and regulations on product and food safety and quality could affect our sales and results of operations adversely.

We may be subject to product liability claims from customers or actions required or penalties assessed by government agencies relating to products, including food products that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products are contractually required to comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our vendors. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by the manufacturers’ lack of understanding of U.S. product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We purchase a portion of our products on a closeout basis. Some of these products are obtained through brokers or intermediaries rather than through manufacturers. The closeout nature of a portion of our products sometimes makes it more difficult for us to investigate all aspects of these products. We attempt to assure compliance and to test products when appropriate, and we seek to obtain indemnification through our vendors or to be listed as an additional insured, but there is no assurance that these efforts will be successful.

As a result of our IPO, we now incur significant expenses as a result of being a public company, which negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

In July 2012 we completed our IPO. As a result, we are now required to incur significant legal, accounting, insurance, compliance and other expenses as a result of being a public company. We are obligated to file annual and quarterly information and other reports with the SEC. In addition, we also became subject to other reporting and corporate governance requirements which impose significant compliance obligations upon us. The Sarbanes-Oxley Act of 2002, together with related rules implemented by the SEC and by The NASDAQ Stock Market LLC, have imposed increased regulation and disclosure and have required enhanced corporate governance practices of public companies. Our efforts to comply with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in “—Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price” above, substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we have begun to incur substantial increases in legal, accounting and insurance compliance and we expect to incur certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

The terms of our term loan facility and our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our term loan facility and our revolving credit facility contain, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, which may include limitations on our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens or encumbrances;

•	enter into transactions with our affiliates;

•	redeem our common stock; and

•	engage in certain merger, consolidation or asset sale transactions.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in our new stores and fund capital expenditures for existing stores, including the costs associated with the conversion of certain stores existing before fiscal 2009 to our current prototype size. Our ability to comply with these covenants and other provisions in the term loan facility, the revolving credit facility and any future debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. A failure by us to comply with the financial ratios and restrictive covenants contained in our term loan facility, revolving credit facility and any future debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our term loan facility, revolving credit facility and any future debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our term loan facility, revolving credit facility and any future debt instruments were to be accelerated, our future financial condition could be materially adversely affected.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

Shares of our common stock were sold in our IPO in July 2012 at a price of $17.00 per share, and our common stock has subsequently traded as high as $43.04 and as low as $25.00 during the period from our IPO to June 12, 2013. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. In addition, broad market and industry factors, most of which we cannot control, may harm the price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our common stock may include, among other things:

•	actual or anticipated fluctuations in quarterly operating results or other operating metrics, such as comparable store sales, that may be used by the investment community;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	conditions or trends affecting our industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the retail industry;

•	announcements by us or our competitors of new product offerings, significant acquisitions, strategic partnerships or divestitures;

•	our entry into new markets;

•	timing of new store openings;

•	percentage of sales from new stores versus established stores;

•	additions or departures of key personnel;

•	actual or anticipated sales of our common stock, including sales by our directors, officers or significant shareholders;

•	significant developments relating to our relationships with business partners, vendors and distributors;

•	customer purchases of new products from us and our competitors;

•	investor perceptions of the retail industry in general and our Company in particular;

•	major catastrophic events;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	changes in accounting standards, policies, guidance, interpretation or principles.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management’s attention and resources.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we will have approximately 54,026,085 shares of common stock outstanding. All of these shares will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, pursuant to our amended and restated investor rights agreement, certain of our investors have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other shareholders. In order to exercise these registration rights, these shareholders must satisfy certain conditions. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Amended and Restated Investor Rights Agreement.”

We and certain holders of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, that for a period of 90 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information. Substantially all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 90 days after the date of this prospectus, subject to the lock-up agreement and applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon the closing of this offering, funds managed by Advent will control an aggregate of 18.9% of the voting power of our outstanding common stock or 16.9% if the underwriters exercise in full their option to purchase additional shares in this offering. As a result, Advent would be able to exert significant influence over matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions and other extraordinary transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Five Below, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of Five Below and might ultimately affect the market price of our common stock.

Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.

Advent makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Advent may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

Your percentage ownership in us may be diluted by future equity issuances, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our equity incentive plan or shares of our authorized but unissued preferred stock. We have reserved 7,600,000 shares of common stock under our equity incentive plan for future issuances and, as of June 5, 2013, 1,313,435 shares of our common stock are issuable upon the exercise of options outstanding. We have also reserved 500,000 shares of common stock under our employee stock purchase plan for future issuances. Exercises of these options or issuances of common stock or preferred stock could reduce your influence over matters on which our shareholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including under agreements for indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

If securities or industry analysts do not publish research or continue to publish or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of the analysts who cover our Company downgrade our stock, our stock price could decline.

Anti-takeover provisions could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and applicable provisions of Pennsylvania law may make it more difficult or impossible for a third party to acquire control of us or effect a change in our board of directors and management.

In particular, these provisions, among other things:

•	provide that only the chairman of the board of directors, the chief executive officer or a majority of the board of directors may call special meetings of the shareholders;

•	classify our board of directors into three separate classes with staggered terms;

•	provide for supermajority approval requirements for amending or repealing provisions in our amended and restated articles of incorporation and amended and restated bylaws;

•	establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders’ meetings; and

•	permit the board of directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party’s ability to obtain control of us and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

These and other provisions of Pennsylvania law and our amended and restated articles of incorporation and amended and restated bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our shareholders’ voting and other rights. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the introduction of new merchandise, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	failure to successfully implement our growth strategy;

•	disruptions in our ability to select, obtain, distribute and market merchandise profitably;

•	our ability to successfully expand our distribution network capacity;

•	disruptions to our distribution network or the timely receipt of inventory;

•	inability to attract and retain qualified employees;

•	ability to increase sales and improve the efficiencies, costs and effectiveness of our operations;

•	our dependence on our executive officers and other key personnel or our inability to hire additional qualified personnel;

•	our ability to successfully manage our inventory balances and inventory shrinkage;

•	our lease obligations;

•	changes in our competitive environment, including increased competition from other retailers;

•	increasing costs due to inflation, increased operating costs or energy prices;

•	the seasonality of our business;

•	disruptions to our information technology systems in the ordinary course or as a result of system upgrades;

•	our failure to maintain adequate internal controls;

•	our ability to obtain additional financing;

•	failure to secure customers’ confidential or credit card information, or other private data relating to our employees or our company;

•	natural disasters, unusual weather conditions, pandemic outbreaks, global political events, war and terrorism;

•	current economic conditions and other economic factors;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	our inability to protect our brand name, trademarks and other intellectual property rights;

•	increased costs as a result of being a public company;

•	restrictions imposed by our indebtedness on our current and future operations; and

•	material limitations with making estimates of our results for periods prior to the completion of the period and/or normal review procedures for such periods.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

The selling shareholders, which include certain of our affiliates, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Principal and Selling Shareholders.”

DIVIDENDS

On May 15, 2012, we declared and subsequently paid on May 16, 2012 a special dividend of $2.02 per share on shares of our common stock and on an as-converted basis on shares of our Series A 8% convertible preferred stock totaling approximately $99.5 million, which we refer to as the 2012 Dividend.

Other than the 2012 Dividend, in the past two fiscal years we have not declared, and currently do not plan to declare in the foreseeable future, dividends on shares of our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NASDAQ Global Select Market under the symbol “FIVE” since our IPO. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the NASDAQ Global Select Market:

Fiscal 2012	High	Low
Second Quarter (July 19, 2012—July 28, 2012)	$29.96	$25.00
Third Quarter (July 29, 2012—October 27, 2012)	$40.00	$28.70
Fourth Quarter (October 28, 2012—February 2, 2013)	$37.85	$27.73
Fiscal 2013
First Quarter (February 3, 2013—May 4, 2013)	$43.04	$34.62

On June 12, 2013, the last reported sale price on the NASDAQ Global Select Market of our common stock was $35.40 per share. As of June 5, 2013, we had approximately 97 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of May 4, 2013. In connection with this offering we will incur certain issuance costs, consisting of various registration, printing and professional service fees. We will expense these costs as incurred.

You should read this table together with the sections entitled “Use of Proceeds,” “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

As of May 4, 2013
(in thousands)
Cash and cash equivalents	$36,722

Long-term debt (including current maturities)
Revolving line of credit(1)	$—
Notes payable	34,500

Total long-term debt	34,500

Shareholders’ equity:
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 54,019,137 shares	540
Additional paid-in capital	273,474
Accumulated deficit	(198,863)

Total shareholders’ equity	75,151

Total capitalization	$109,651

(1)	At May 4, 2013, there was $0.6 million outstanding on a letter of credit that was undrawn and excess availability was approximately $19.4 million.

The number of shares of common stock outstanding set forth in the table above does not include:

•	1,268,443 shares of our common stock issuable upon the exercise of stock options outstanding as of May 4, 2013 with a weighted average exercise price of $13.21 per share; and

•	5,373,709 shares of our common stock reserved for future issuance under our equity incentive plan and employee stock purchase plan as of May 4, 2013.

SELECTED FINANCIAL AND OTHER DATA

The following tables present selected financial and other data as of and for the periods indicated. The selected statement of operations data for fiscal 2010, 2011 and 2012 and selected balance sheet data as of January 28, 2012 and February 2, 2013 have been derived from our financial statements audited by KPMG LLP, our independent registered public accounting firm, included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended January 31, 2009, which we refer to as fiscal 2008, and January 30, 2010, which we refer to as fiscal 2009, and the selected balance sheet data as of January 31, 2009, January 30, 2010 and January 29, 2011 have been derived from our audited financial statements that have not been included in this prospectus. The selected statement of operations and cash flows data for each of the thirteen weeks ended April 28, 2012 and May 4, 2013 and the selected balance sheet data as of April 28, 2012 and May 4, 2013 have been derived from unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected financial data in conjunction with the financial statements and accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31st of the following year. The reporting periods contained in our audited financial statements included in this prospectus contain 52 weeks of operations in fiscal 2008, 2009, 2010 and 2011 and 53 weeks of operations in fiscal 2012. Our interim reporting periods contained in the unaudited financial statements included in this prospectus consist of 13-week periods ended on April 28, 2012 and May 4, 2013.

	Fiscal Year					Thirteen Weeks Ended
	2008	2009	2010	2011	2012	April 28, 2012	May 4, 2013
	(in thousands, except total stores, share and per share data)
Statements of Operations Data:
Net sales	$89,466	$125,135	$197,189	$297,113	$418,825	$71,829	$95,604
Cost of goods sold	64,155	85,040	131,046	192,252	268,989	48,809	65,391

Gross profit	25,311	40,095	66,143	104,861	149,836	23,020	30,213
Selling, general and administrative expenses(1)	26,930	33,217	54,339	78,640	112,182	24,985	27,024

Operating (loss) income	(1,619)	6,878	11,804	26,221	37,654	(1,965)	3,189
Interest expense (income), net	131	73	28	(16)	2,374	(37)	511
Loss on debt extinguishment	—	—	—	—	1,594	—	—
Other income	—	—	—	—	(408)	—	—

(Loss) income before income taxes	(1,750)	6,805	11,776	26,237	34,094	(1,928)	2,678
Income tax expense (benefit)	—	(4,853)	4,753	10,159	14,069	(771)	1,108

Net (loss) income	(1,750)	11,658	7,023	16,078	20,025	(1,157)	1,570
Dividend paid to preferred and unvested restricted shareholders	—	—	—	—	(65,403)	—	—
Series A 8% convertible preferred stock cumulative dividends	—	—	(4,507)	(15,913)	—	(4,168)	—
Accretion of redeemable convertible preferred stock	(2,881)	(4,250)	(3,329)	—	—	—	—
Net income attributable to participating securities	—	(3,365)	—	(109)	—	—	(31)

Net income (loss) available to common shareholders	$(4,631)	$4,043	$(813)	$56	$(45,378)	$(5,325)	$1,539

	Fiscal Year					Thirteen Weeks Ended
	2008	2009	2010	2011	2012	April 28, 2012	May 4, 2013
	(in thousands, except total stores, share and per share data)
Per Share Data:
Basic (loss) income per common share(2)	$(0.62)	$0.54	$(0.08)	$—	$(1.28)	$(0.32)	$0.03
Diluted (loss) income per common share(2)	$(0.62)	$0.54	$(0.08)	$—	$(1.28)	$(0.32)	$0.03
Dividends declared per common share	$—	$—	$13.24	$—	$2.02	$—	$—
Weighted average shares outstanding:
Basic Shares	7,417,727	7,452,811	9,672,195	15,903,599	35,444,200	16,420,716	52,943,243
Diluted Shares	7,417,727	7,452,811	9,672,195	15,904,108	35,444,200	16,420,716	53,399,778
Unaudited pro forma net income(3)					$16,737
Unaudited pro forma net income attributable to participating securities(3)					(384)

Unaudited pro forma net income attributable to common shareholders(3)					$16,353

Unaudited pro forma basic income per common share(3)					$0.31
Unaudited pro forma diluted income per common share(3)					$0.31
Unaudited pro forma weighted average shares outstanding:
Basic Shares					52,015,021
Diluted Shares					52,256,471

	Fiscal Year					Thirteen Weeks Ended
	2008	2009	2010	2011	2012	April 28, 2012	May 4, 2013
	(in thousands, except total stores, share and per share data)
Statements of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$3,671	$9,227	$15,045	$46,695	$30,363	$(23,698)	$(11,771)
Investing activities	$(5,988)	$(7,285)	$(14,883)	$(18,558)	$(22,890)	$(4,801)	$(8,148)
Financing activities	$10,900	$(145)	$(445)	$1,003	$7,315	$1,709	$560

Other Operating and Financial Data:
Total stores at end of period	82	102	142	192	244	199	258
Comparable store sales growth	5.8%	12.1%	15.6%	7.9%	7.1%	10.4%	4.2%
Average net sales per store(4)	$1,185	$1,302	$1,542	$1,658	$1,822	$368	$383
Capital expenditures	$5,991	$7,285	$14,883	$18,558	$22,890	$4,801	$8,148

	As of
	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	February 2, 2013	April 28, 2012	May 4, 2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,639	$12,436	$12,153	$41,293	$56,081	$14,503	$36,722
Total current assets	26,533	35,335	45,942	92,249	129,676	89,051	124,604
Total current liabilities	10,522	10,983	18,215	49,942	68,784	36,186	59,823
Total long-term debt, excluding current portion(5)(6)	122	—	250	250	19,500	250	19,500
Total liabilities	18,331	20,036	33,524	72,431	118,916	64,402	111,941
Series A 8% convertible preferred stock	—	—	191,855	191,855	—	191,855	—
Series A redeemable convertible preferred stock	17,030	18,778	—	—	—	—	—
Series A-1 redeemable convertible preferred stock	16,008	18,510	—	—	—	—	—
Total shareholders’ (deficit) equity	(8,879)	(1,049)	(148,797)	(129,759)	70,744	(122,316)	75,151

(1)

Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. Fiscal 2012 and the thirteen weeks ended

April 28, 2012 and May 4, 2013, includes $10.5 million, $6.3 million and $1.5 million, respectively, of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares and on-going expense recognition of the awards over the remaining vesting period. In addition, fiscal 2012 includes $1.0 million of expenses related to legal, accounting, and other fees in connection with our secondary public offering in January 2013.
(2)	Please see Note 2 in both our annual and interim financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.
(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro forma net income gives effect to: (i) the 2012 Dividend paid to our preferred shareholders and (ii) the Financing Transactions, including repayment of $65.3 million of outstanding indebtedness under the new term loan facility with proceeds from our IPO.

The following is a reconciliation of historical net loss to unaudited pro forma net income:

Fiscal Year 2012
Net loss available/attributable to common shareholders	$(45,378)
Add:
Dividend paid to preferred shareholders	62,504
Less:
Interest expense, net of tax	(324)
Amortization of deferred financing fees, net of tax	(65)

Unaudited pro forma net income	16,737
Unaudited pro forma net income attributable to participating securities	(384)

Unaudited pro forma net income attributable to common shareholders	$16,353

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of the IPO and (iii) the number of shares whose proceeds were used to repay $65.3 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2012
Shares used in computing basic net loss per common share	35,444,200
Adjustment for conversion of preferred stock	14,739,641
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	1,831,180

Unaudited basic pro forma weighted average common shares outstanding	52,015,021
Dilutive effect of securities	241,450

Unaudited diluted pro forma weighted average common shares outstanding	52,256,471

(4)	Only includes stores open during the full fiscal year.
(5)	Includes capital lease obligations, less current portion.
(6)	In May 2013, subsequent to the thirteen weeks ended May 4, 2013, we repaid $15.0 million of principal on the term loan facility, which was classified as a current liability and not included in the long-term balance as of February 2, 2013 and May 4, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Financial and Other Data,” and the financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2013” or “fiscal 2013” refer to the fiscal year ending February 1, 2014, references to “fiscal year 2012” or “fiscal 2012” refer to the fiscal year ended February 2, 2013, references to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012, and references to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011. Fiscal year 2012 consisted of a 53-week period and each of fiscal years 2011 and 2010 consisted of a 52-week period. Fiscal 2013 will also consist of a 52-week period. The quarterly reporting periods contained in the unaudited financial statements included in this prospectus consist of 13 weeks ended April 28, 2012 and May 4, 2013. Historical results are not necessarily indicative of the results to be expected for any future period and results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across our category worlds.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at teens and pre-teens aspiring to be young adults.

We believe that our business model has resulted in strong financial performance irrespective of the economic environment. Between fiscal 2010 and fiscal 2012, our net sales increased from $197.2 million to $418.8 million, representing a compound annual growth rate of 45.7%. Over the same period, our operating income increased from $11.8 million to $37.7 million, representing a compound annual growth rate of 78.6%. Our comparable store sales also increased by 15.6% in fiscal 2010, 7.9% in fiscal 2011 and 7.1% in fiscal 2012 with positive comparable store sales performance across all geographic regions and store-year classes. In addition, we expanded our store base from 142 stores at the end of fiscal 2010 to 244 stores at the end of fiscal 2012. For the thirteen weeks ended May 4, 2013, our comparable store sales increased by 4.2%. For the same period in the prior year, our comparable store sales increased by 10.4%. Our net sales for the thirteen weeks ended May 4, 2013 were $95.6 million, an increase of 33.1%, from $71.8 million for the thirteen weeks ended April 28, 2012. Our operating income was $3.2 million for the thirteen weeks ended May 4, 2013 compared to an operating loss of $2.0 million for the thirteen weeks ended April 28, 2012. As of May 4, 2013, our store base was 258 stores in 18 states. We plan to open a total of approximately 60 net new stores in fiscal 2013.

We expect to continue our strong growth in the future. By offering trend-right merchandise at a differentiated price point of $5 and below, our stores have been successful in varying geographic regions, population densities and real estate settings. We operate stores in 18 states in the Northeast, South and Midwest regions of the U.S. We are primarily present in power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets with trade areas including at least 100,000 people in the specified market. We believe we have the opportunity to expand our store base in the U.S. from 258 locations at May 4, 2013, to more than 2,000 locations over time. Our ability to open profitable new stores depends on many factors, including our ability to identify suitable markets and sites; negotiate leases with acceptable terms; achieve brand awareness in the new markets; efficiently source and distribute additional merchandise; and achieve sufficient levels of cash flow and financing to support our expansion.

We have a proven and highly profitable store model that has produced consistent financial results and returns. All of our current stores were profitable on a four-wall basis in fiscal 2012 and our new stores have achieved average payback periods of less than one year. Our new store model anticipates a target store size of 7,500 square feet that achieves annual sales of $1.5 million to $1.6 million in the first full year of operation. Our new store model also assumes an average new store investment of approximately $0.3 million. Our new store investment includes our store build-out (net of tenant allowances), inventory and cash pre-opening expenses.

Our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to maintain adequate distribution capacity, enhance our store management systems, financial and management controls, information systems and other operational system capabilities. In addition, we will be required to hire, train and retain store management and other qualified personnel. For further information see “Risk Factors—Risks Related to Our Business and Industry.”

Over the past six years we have invested a significant amount of capital in infrastructure and systems necessary to support our future growth and we expect to incur additional capital expenditures related to expansion of our infrastructure and systems in future periods. In fiscal 2010, we expanded our New Castle, Delaware distribution center, in fiscal 2011, we relocated our corporate headquarters and upgraded our warehouse management and information systems, and in fiscal 2012, we signed a lease for a second distribution center in Olive Branch, Mississippi to support our growth, which is now fully operational. In addition, the timing and amount of investments in our infrastructure and systems could affect the comparability of our results of operations in future periods. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to effectively identify and respond to changing trends and customer preferences, that we may not be able to find desirable locations for new stores and that we may not be able to effectively manage our future growth. In addition, our financial results can be expected to be directly impacted by substantial increases in product costs due to commodity cost increases or general inflation which could lead to a reduction in our sales as well as greater margin pressure as costs may not be able to be passed on to consumers. To date, changes in commodity prices and general inflation have not materially impacted our business. In response to increasing commodity prices or general inflation, we seek to minimize the impact of such events by sourcing our merchandise from different vendors and changing our product mix. See “Risk Factors” for a description of these and other important factors that could adversely impact us and our results of operations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales, comparable store sales, cost of goods sold and gross profit, selling, general and administrative expenses, and operating income.

Net Sales

Net sales constitute gross sales net of merchandise returns for damaged or defective goods. Net sales consist of sales from comparable stores and non-comparable stores. Revenue from the sale of gift cards is deferred and not included in net sales until the gift cards are redeemed to purchase merchandise.

Our business is seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are usually highest in the fourth fiscal quarter due to the year-end holiday season.

Comparable Store Sales

Comparable store sales include net sales from stores that have been open for at least 15 full months from their opening date.

Comparable stores include the following:

•	Stores that have been remodeled while remaining open;

•	Stores that have been relocated within the same trade area, to a location that is not significantly different in size, in which the new store opens at about the same time as the old store closes; and

•	Stores that have expanded, but are not significantly different in size, within their current locations.

For stores that are relocated or expanded, the following periods are excluded when calculating comparable store sales:

•	The period of construction and pre-opening during which the store is closed through:

¡	the last day of the fiscal year in which the store was relocated or expanded (for stores that increased significantly in size); or

¡	the last day of the fiscal month in which the store re-opens (for all other stores); and

•	The period beginning on the first anniversary of the date the store closed for construction through the first anniversary of the date the store re-opened.

Comparable store sales exclude the 53rd week of sales for 53-week fiscal years. Fiscal 2012 comparable store sales were calculated using a 52-week comparable period through the week ending January 26, 2013.

There may be variations in the way in which some of our competitors and other retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers. Non-comparable store sales are comprised of new store sales, sales for stores not open for a full 15 months, and sales from existing store relocation and expansion projects that were temporarily closed and not included in comparable store sales.

Measuring the change in fiscal year-over-year comparable store sales allows us to evaluate how our store base is performing. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to customer preferences and trends;

•	our ability to provide an assortment of high-quality, trend-right and everyday product offerings that generate new and repeat visits to our stores;

•	the customer experience we provide in our stores;

•	the level of traffic near our locations in the power, community and lifestyle centers in which we operate;

•	competition;

•	changes in our merchandise mix;

•	pricing;

•	our ability to source and distribute products efficiently;

•	the timing of promotional events and holidays;

•	the timing of introduction of new merchandise and customer acceptance of new merchandise;

•	our opening of new stores in the vicinity of existing stores;

•	the number of items purchased per store visit; and

•	weather conditions.

Opening new stores is an important part of our growth strategy. As we continue to pursue our growth strategy, we expect that a significant percentage of our net sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess the success of our growth strategy.

Cost of Goods Sold and Gross Profit

Gross profit is equal to our net sales less our cost of goods sold. Gross margin is gross profit as a percentage of our net sales. Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise to or from our distribution centers and between store locations. Buying costs include compensation expense and other costs for our internal buying organization.

These costs are significant and can be expected to continue to increase as our company grows. The components of our cost of goods sold may not be comparable to the components of cost of goods sold or similar measures of our competitors and other retailers. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

The variable component of our cost of goods sold is higher in higher volume quarters because the variable component of our cost of goods sold generally increases as net sales increase. We regularly analyze the components of gross profit as well as gross margin. Any inability to obtain acceptable levels of initial markups, a significant increase in our use of markdowns, and a significant increase in inventory shrinkage or inability to generate sufficient sales leverage on the store occupancy, distribution and buying components of costs of goods sold could have an adverse impact on our gross profit and results of operations. Changes in the mix of our products may also impact our overall cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses are composed of payroll and other compensation, marketing and advertising expense, depreciation and amortization expense and other selling and administrative expenses. SG&A expenses as a percentage of net sales are usually higher in lower sales volume quarters and lower in higher sales volume quarters.

The components of our SG&A expenses may not be comparable to those of other retailers. We expect that our SG&A expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations could result in significant incremental legal, accounting and other overhead costs. In addition, any increase in future stock option or other stock-based grants or modifications will increase our stock-based compensation expense included in SG&A.

Operating Income

Operating income equals gross profit less SG&A expenses. Operating income excludes interest expense or income and income tax expense or benefit. We use operating income as an indicator of the productivity of our business and our ability to manage SG&A expenses. Operating income percentage measures operating income as a percentage of our net sales.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

	Fiscal Year			Thirteen Weeks Ended
	2010	2011	2012	April 28, 2012	May 4, 2013
	(in thousands, except total stores)
Statements of Operations Data:
Net sales	$197,189	$297,113	$418,825	$71,829	$95,604
Cost of goods sold	131,046	192,252	268,989	48,809	65,391

Gross profit	66,143	104,861	149,836	23,020	30,213
Selling, general and administrative expenses(1)	54,339	78,640	112,182	24,985	27,024

Operating income (loss)	11,804	26,221	37,654	(1,965)	3,189
Interest expense (income), net	28	(16)	2,374	(37)	511
Loss on debt extinguishment	—	—	1,594	—	—
Other income	—	—	(408)	—	—

Income (loss) before income taxes	11,776	26,237	34,094	(1,928)	2,678
Income tax expense (benefit)	4,753	10,159	14,069	(771)	1,108

Net income (loss)	$7,023	$16,078	$20,025	$(1,157)	$1,570

Percentage of Net Sales:
Net sales	100%	100%	100%	100%	100%
Cost of goods sold	66.5%	64.7%	64.2%	68.0%	68.4%

Gross profit	33.5%	35.3%	35.8%	32.0%	31.6%
Selling, general and administrative expenses(1)	27.6%	26.5%	26.8%	34.8%	28.3%

Operating income (loss)	6.0%	8.8%	9.0%	(2.7)%	3.3%
Interest expense (income), net	—%	—%	0.6%	(0.1)%	0.5%
Loss on debt extinguishment	—%	—%	0.4%	—%	—%
Other income	—%	—%	(0.1)%	—%	—%

Income (loss) before income taxes	6.0%	8.8%	8.1%	(2.7)%	2.8%
Income tax expense (benefit)	2.4%	3.4%	3.4%	(1.1)%	1.2%

Net income (loss)	3.6%	5.4%	4.8%	(1.6)%	1.6%

Operational Data:
Total stores at end of period	142	192	244	199	258
Comparable stores sales growth	15.6%	7.9%	7.1%	10.4%	4.2%
Average net sales per store(2)	$1,542	$1,658	$1,822	$368	$383

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. Fiscal 2012 and the thirteen weeks ended April 28, 2012 and May 4, 2013, includes $10.5 million, $6.3 million and $1.5 million, respectively, of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares and on-going expense recognition of the awards over the remaining vesting period. In addition, fiscal 2012 includes $1.0 million of expenses related to legal, accounting, and other fees in connection with our secondary public offering in January 2013.
(2)	Only includes stores open during the full fiscal year.

Thirteen Weeks Ended May 4, 2013 Compared to the Thirteen Weeks Ended April 28, 2012

Net Sales

Net sales increased to $95.6 million in the thirteen weeks ended May 4, 2013 from $71.8 million in the thirteen weeks ended April 28, 2012, an increase of $23.8 million, or 33.1%. The increase was the result of a non-comparable store sales increase of $20.8 million and a comparable store sales increase of $3.0 million. The increase in non-comparable store sales was driven by stores that opened in fiscal 2012 but have not been open for 15 full months and new stores. We plan to open 60 net new stores during fiscal 2013.

Comparable store sales increased 4.2% for the thirteen weeks ended May 4, 2013 compared to the thirteen weeks ended April 28, 2012. This increase resulted from an increase of approximately 2.7% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 1.5%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased to $65.4 million in the thirteen weeks ended May 4, 2013 from $48.8 million in the thirteen weeks ended April 28, 2012, an increase of $16.6 million, or 34.0%. The increase in cost of goods sold was primarily the result of a $11.8 million increase in the merchandise costs of goods resulting from an increase in sales, a $3.0 million increase in store occupancy costs as a result of new store openings, and a $1.4 million increase in distribution costs primarily due to an increase in sales as well as the opening of a second distribution center.

Gross profit increased to $30.2 million in the thirteen weeks ended May 4, 2013 from $23.0 million in the thirteen weeks ended April 28, 2012, an increase of $7.2 million, or 31.2%. Gross margin decreased to 31.6% in the thirteen weeks ended May 4, 2013 from 32.0% for the thirteen weeks ended April 28, 2012, a decrease of approximately 40 basis points. The decrease in gross margin was primarily the result of the increase in distribution costs as a result of the opening of a second distribution center, which decreased margin by approximately 70 basis points. This decrease was partially offset by the increase in store occupancy and buying expense increasing at a lower rate than the increase in net sales, which increased margin by approximately 20 basis points.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $27.0 million in the thirteen weeks ended May 4, 2013 from $25.0 million in the thirteen weeks ended April 28, 2012, an increase of $2.0 million, or 8.2%. As a percentage of net sales, selling, general and administrative expenses decreased approximately 650 basis points to 28.3% in the thirteen weeks ended May 4, 2013 compared to 34.8% in the thirteen weeks ended April 28, 2012. The increase in selling, general and administrative expense was primarily the result of increases of $4.7 million in store-related expenses to support new store growth and $1.4 million of corporate related expenses, partially offset by a decrease of $4.1 million in stock-based compensation expense primarily related to the cancellation of certain stock options in exchange for the grant of restricted shares in March 2012.

Interest Expense (Income), Net

Interest expense, net increased to $0.5 million in the thirteen weeks ended May 4, 2013 from $37 thousand of interest income, net in the thirteen weeks ended April 28, 2012, an increase of $0.5 million. The increase in interest expense resulted from the outstanding balance of our Term Loan Facility (see –“Liquidity and Capital Resources-Term Loan Facility” section below).

Income Tax Expense (Benefit)

Income tax expense for the thirteen weeks ended May 4, 2013 was $1.1 million compared to a $0.8 million income tax benefit for the thirteen weeks ended April 28, 2012, an increase of $1.9 million. This increase in income tax expense was primarily the result of a $4.6 million increase in pre-tax income. Our effective tax rate was 41.4% for the thirteen weeks ended May 4, 2013 compared to 40.0% for the thirteen weeks ended April 28, 2012. Our effective tax rate for the thirteen weeks ended May 4, 2013 was impacted by permanent book to tax differences related to fees expected to be incurred for our secondary public offering. For the remainder of fiscal 2013, we believe our effective tax rate will be approximately 40.0%.

Net Income (Loss)

As a result of the foregoing, net income increased to $1.6 million in the thirteen weeks ended May 4, 2013 from a net loss of $1.2 million in the thirteen weeks ended April 28, 2012, an increase of $2.7 million, or 235.7%.

Fiscal Year 2012 Compared to Fiscal Year 2011

Net Sales

Net sales increased to $418.8 million in fiscal year 2012 from $297.1 million in fiscal year 2011, an increase of $121.7 million, or 41.0%. The increase was the result of a comparable store sales increase of $18.5 million and a non-comparable store sales increase of $103.2 million. In fiscal year 2012, we opened 52 new stores compared to a net of 50 new stores in fiscal year 2011. The increase in non-comparable store sales was driven by the number of stores that opened in fiscal 2011 but have not been open for 15 full months and includes $5.0 million of sales contributed by the 53rd week in fiscal 2012.

Comparable store sales increased 7.1% for fiscal year 2012 compared to fiscal year 2011. This increase resulted from an increase of approximately 6.9% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 0.2%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased to $269.0 million in fiscal year 2012 from $192.3 million in fiscal year 2011, an increase of $76.7 million, or 39.9%. The increase in cost of goods sold was primarily the result of a $59.9 million increase in the merchandise costs of goods resulting from an increase in sales and a $11.1 million increase in store occupancy as a result of new store openings.

Gross profit increased to $149.8 million in fiscal year 2012 from $104.9 million in fiscal year 2011, an increase of $45.0 million, or 42.9%. Gross margin increased to 35.8% for fiscal year 2012 from 35.3% in fiscal year 2011, an increase of approximately 50 basis points. The increase in gross margin was primarily the result of a decrease of 53 basis points in store occupancy, which increased at a lower rate than the increase in net sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $112.2 million in fiscal year 2012 from $78.6 million in fiscal year 2011, an increase of $33.5 million, or 42.7%. As a percentage of net sales, selling, general and administrative expenses increased approximately 30 basis points to 26.8% in fiscal year 2012 compared to 26.5% in fiscal year 2011. The increase in selling, general and administrative expense was primarily the result of increases of $19.5 million in store-related expenses to support new store growth, $10.5 million of stock-based compensation expense recorded in fiscal year 2012 associated with the cancellation of certain stock options in exchange for the grant of restricted shares in March 2012 and on-going expense recognition of the awards over the remaining vesting period and $9.1 million of corporate related expenses, partially offset by $6.1 million of a non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. Fiscal 2012 also included $1.0 million of fees in connection with the filing of the secondary public offering.

Interest Expense (Income), Net

Interest expense, net increased to $2.4 million in fiscal year 2012. The increase in interest expense resulted from interest on the outstanding balance of our term loan facility of $1.9 million, as well as amortization of deferred financing fees of $0.5 million.

Loss on Debt Extinguishment

In connection with a $65.3 million repayment of our $100.0 million term loan facility, we expensed $1.6 million of deferred financing costs in fiscal 2012.

Income Tax Expense

Income tax expense increased to $14.1 million in fiscal year 2012 from $10.2 million in fiscal year 2011, an increase of $3.9 million, or 38.5%. This increase in income tax expense was primarily the result of a $7.9 million increase in pre-tax net income. Our effective tax rate increased to 41.3% in fiscal year 2012 from 38.7% in fiscal year 2011. Our fiscal year 2012 effective tax rate is negatively impacted by permanent book to tax differences relating to fees paid for our secondary offering in fiscal 2012.

Net Income

As a result of the foregoing, net income increased to $20.0 million in fiscal year 2012 from $16.1 million in fiscal year 2011, an increase of $3.9 million, or 24.5%. The 53rd week in fiscal 2012 had an immaterial impact to net income.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales

Net sales increased to $297.1 million in fiscal year 2011 from $197.2 million in fiscal year 2010, an increase of $99.9 million, or 50.7%. The increase was the result of a comparable store sales increase of $13.1 million and a non-comparable store sales increase of $86.8 million. In fiscal year 2011, we opened a net of 50 new stores compared to a net of 40 new stores in fiscal year 2010. New store openings are the primary driver for our increase in non-comparable store sales.

Comparable store sales increased 7.9% for fiscal year 2011 compared to fiscal year 2010. This increase resulted from an increase of approximately 6.1% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 1.8%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased to $192.3 million in fiscal year 2011 from $131.0 million in fiscal year 2010, an increase of $61.2 million, or 46.7%. The increase in cost of goods sold was primarily the result of a $48.2 million increase in the merchandise costs of goods resulting from an increase in sales and a $9.7 million increase in store occupancy as a result of new store openings.

Gross profit increased to $104.9 million in fiscal year 2011 from $66.1 million in fiscal year 2010, an increase of $38.7 million, or 58.5%. Gross margin increased from 33.5% in fiscal year 2010 to 35.3% for fiscal year 2011, an increase of approximately 180 basis points. The increase in gross margin was primarily the result of a 102 and 64 basis point increase from buying and store occupancy expense, respectively, as buying expense decreased from prior year and store occupancy expense increased at a lower rate than the increase in net sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $78.6 million in fiscal year 2011 from $54.3 million in fiscal year 2010, an increase of $24.3 million, or 44.7%. As a percentage of net sales, selling, general and administrative expenses decreased approximately 110 basis points to 26.5% in fiscal year 2011 compared to 27.6% in fiscal year 2010. The increase in selling, general and administrative expense was primarily the result of increases of $17.4 million of store-related expenses to support new store growth and $6.1 million of a non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense, which was partially offset by a decrease of $5.3 million in expense related to the 2010 Transaction, including compensation cost associated with the modification of certain stock options.

Income Tax Expense

Income tax expense increased to $10.2 million in fiscal year 2011 from $4.8 million in fiscal year 2010, an increase of $5.4 million, or 113.7%. This increase in income tax expense was primarily the result of a $14.5 million increase in pre-tax net income. Our effective tax rate decreased from 40.4% in fiscal year 2010 to 38.7% in fiscal year 2011.

Net Income

As a result of the foregoing, net income increased to $16.1 million in fiscal year 2011 from $7.0 million in fiscal year 2010, an increase of $9.1 million, or 128.9%.

Quarterly Results of Operations and Seasonality

The following table summarizes key components of our results of operations for the periods indicated, both in dollars and as a percentage of our annual results and our net sales. In our opinion, this unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. You should read this information in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year.

	Fiscal Year 2011				Fiscal Year 2012				Fiscal Year 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(2)	First Quarter
	(unaudited)
	(in thousands, except percentages and other operating data)

Net sales	$47,427	$61,966	$61,895	$125,825	$71,829	$86,820	$86,587	$173,589	$95,604
Gross profit	14,587	20,011	18,373	51,890	23,020	28,747	26,931	71,138	30,213
Operating income (loss) (1)	1,661	3,688	739	20,133	(1,965)	4,735	1,841	33,043	3,189
Net income (loss)	$999	$2,212	$440	$12,427	$(1,157)	$1,247	$729	$19,206	$1,570
Percentage of Annual Results:
Net sales	16.0%	20.9%	20.8%	42.3%	17.2%	20.7%	20.7%	41.4%
Gross profit	13.9%	19.1%	17.5%	49.5%	15.4%	19.2%	18.0%	47.5%
Operating income (loss) (1)	6.3%	14.1%	2.8%	76.8%	(5.2)%	12.6%	4.9%	87.8%
Net income (loss)	6.2%	13.8%	2.7%	77.3%	(5.8)%	6.2%	3.6%	95.9%
Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	30.8%	32.3%	29.7%	41.2%	32.0%	33.1%	31.1%	41.0%	31.6%
Operating income (loss) (1)	3.5%	6.0%	1.2%	16.0%	(2.7)%	5.5%	2.1%	19.0%	3.3%
Net income (loss)	2.1%	3.6%	0.7%	9.9%	(1.6)%	1.4%	0.8%	11.1%	1.6%
Other Operating Data:
Total stores at end of period	145	168	189	192	199	226	243	244	258
Comparable store sales growth	7.6%	0.7%	7.6%	12.1%	10.4%	8.6%	8.8%	4.4%	4.2%

(1)	The fourth quarter of fiscal year 2011 includes $6.1 million of non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense. The first, second, third and fourth quarters of fiscal year 2012 and the first quarter of fiscal year 2013 include $5.9 million, $1.5 million, $1.5 million, $1.6 million and $1.5 million, respectively, of expense related to the cancellation of certain stock options in exchange for the grant of restricted shares.
(2)	Fiscal 2012 consists of a 53-week fiscal year and the fourth quarter of fiscal 2012 included an extra week, representing the 53rd week.

Our business is seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the year-end holiday season. To prepare for the holiday season, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, historical equity financings and borrowings under our Revolving Credit Facility (defined in “-Line of Credit”). Our primary cash needs are for capital expenditures and working capital. During fiscal 2012, we also entered into a Term Loan Facility (defined in “-Term Loan Facility”) and used the proceeds to pay the 2012 Dividend in May 2012.

Capital expenditures typically vary depending on the timing of new store openings and infrastructure-related investments. We plan to make capital expenditures of approximately $27 million in fiscal 2013, which we expect to fund from cash generated from operations. We expect to devote approximately $15 million of our capital expenditure budget in fiscal 2013 to construct and open a total of approximately 60 net new stores with the remainder projected to be spent on store relocations, remodels, and expansion projects, the distribution centers, and corporate infrastructure.

Our primary working capital requirements are for the purchase of store inventory and payment of payroll, rent, other store operating costs and distribution costs. Our working capital requirements fluctuate during the year, rising in the third and fourth fiscal quarters as we take title to increasing quantities of inventory in anticipation of our peak, year-end holiday shopping season in the fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Historically, we have funded our capital expenditures and working capital requirements during the fiscal year with cash on hand and borrowings under our Revolving Credit Facility. We did not have any direct borrowings under our Revolving Credit Facility during fiscal year 2012 or the thirteen weeks ended May 4, 2013. When we have used our Revolving Credit Facility, the amount of indebtedness outstanding under it has tended to be the highest in the beginning of the fourth quarter of each fiscal year. Over the past three fiscal years, to the extent that we have drawn on the facility, we have paid down the borrowings before the end of the fiscal year with cash generated during our peak selling season in the fourth quarter.

In connection with the Restructuring, on June 12, 2013, we amended and restated our loan and security agreement and certain other ancillary documents to our Revolving Credit Facility in order to, among other things, allow us to form and capitalize Merchandising Subsidiary and make Merchandising Subsidiary a party to the loan and security agreement as a guarantor of our obligations thereunder. The Merchandising Subsidiary has also acceded to the credit agreement and certain ancillary documents to our Term Loan Facility as a guarantor of our obligations thereunder. For further information on the Restructuring, see “Prospectus Summary—Recent Developments.”

As of February 2, 2013 and May 4, 2013, the balance outstanding under the Term Loan Facility was $34.5 million. Pursuant to the terms of the Term Loan Facility, due to the repayment of $65.3 million of principal under the Term Loan Facility in July 2012, we are no longer required to make minimum quarterly payments. In May 2013, subsequent to the end of the thirteen weeks ended May 4, 2013, we repaid $15.0 million of principal on the Term Loan Facility. This amount was classified as a current liability on our balance sheets as of February 2, 2013 and May 4, 2013. The remaining unpaid balance will be due upon maturity.

Based on our growth plans, we believe that our cash position, net cash provided by operating activities and availability under our Revolving Credit Facility will be adequate to finance our planned capital expenditures, working capital requirements and debt service over the next 12 months and for the foreseeable future thereafter. If cash flows from operations and borrowings under our Revolving Credit Facility are not sufficient or available to meet our requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table (in millions):

	Fiscal Year			Thirteen Weeks Ended
	2010	2011	2012	April 28, 2012	May 4, 2013
Net cash provided by (used in) operating activities	$15.0	$46.7	$30.4	$(23.7)	$(11.8)
Net cash used in investing activities	(14.9)	(18.6)	(22.9)	(4.8)	(8.1)
Net cash (used in) provided by financing activities	(0.4)	1.0	7.3	1.7	0.6

Net (decrease) increase during period in cash and cash equivalents	$(0.3)	$29.1	$14.8	$(26.8)	$(19.4)

Cash Provided by (Used in) Operating Activities

Net cash used in operating activities for the thirteen weeks ended May 4, 2013 was $11.8 million, a decrease of approximately $11.9 million compared to the thirteen weeks ended April 28, 2012. The decrease in net cash used in operating activities was primarily the result of the payment of $6.0 million of non-contractual bonuses during the thirteen weeks ended April 28, 2012 to certain executive officers for performance in fiscal 2011 and an increase in operating cash flows from store performance.

Net cash provided by operating activities for fiscal 2012 was $30.4 million, a decrease of $16.3 million compared to fiscal 2011. The decrease in net cash provided by operating activities was primarily the result of the net change in income taxes paid of $9.6 million, the settlement of $6.8 million of book overdrafts that were outstanding at January 28, 2012, and the payment of $6.0 million of non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012 and an increase in working capital needs to support our growth. Partially offsetting the decreases were increased operating cash flows from store performance. During fiscal 2012, we added 52 new stores and expect to add a total of approximately 60 net new stores in fiscal 2013.

Net cash provided by operating activities for fiscal 2011 was $46.7 million, an increase of $31.7 million compared to fiscal 2010. The increase in net cash provided by operating activities was primarily driven by an increase in operating income and the reclassification of $6.8 million in book overdrafts as accounts payable, due to the timing of bank settlement. The primary driver of the increase in our operating income is the addition of our new stores. During fiscal 2011, we added 50 net new stores.

Net cash provided by operating activities for fiscal 2010 was $15.0 million, an increase of $5.8 million compared to fiscal 2009. The increase was primarily driven by an increase in operating income and a decrease in payments on accounts payable due to the timing of vendor payments at fiscal 2010 year-end. The increase in operating income was primarily driven by the addition of 40 new stores in fiscal 2010, with the majority of new stores opening prior to the beginning of the fourth quarter. Partially offsetting these increases were an increase in inventory purchases to support our growth.

Cash Used in Investing Activities

Net cash used in investing activities for the thirteen weeks ended May 4, 2013 was $8.1 million, an increase of $3.3 million compared to the thirteen weeks ended April 28, 2012 related solely to capital expenditures. The increase in capital expenditures was primarily for the build-out of our second distribution center, our new store construction, and corporate infrastructure.

Net cash used in investing activities for fiscal 2012 was $22.9 million, an increase of $4.3 million compared to fiscal 2011 related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction, our new distribution center and corporate infrastructure.

Net cash used in investing activities for fiscal 2011 was $18.6 million, an increase of $3.7 million compared to fiscal 2010 and related solely to capital expenditures. The increase in capital expenditures was primarily for corporate infrastructure and our distribution facility.

Net cash used in investing activities for fiscal 2010 was $14.9 million, an increase of $7.6 million compared to fiscal 2009 and related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and distribution facility.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the thirteen weeks ended May 4, 2013 was $0.6 million, a decrease of $1.1 million compared to the thirteen weeks ended April 28, 2012. The decrease in net cash provided by financing activities was primarily the result of a decrease of $1.1 million related to the excess tax benefits related to shares of restricted stock and the exercise of stock options.

Net cash provided by financing activities for fiscal year 2012 was $7.3 million, an increase of $6.3 million compared to fiscal year 2011. The increase in net cash provided by financing activities was primarily the result of $100.0 million of proceeds from our Term Loan Facility and $73.2 million of proceeds from the IPO, partially offset by $99.5 million of dividend payments, $65.5 million of repayments of the Term Loan Facility, $2.8 million in debt financing costs and $1.6 million related to the excess tax benefit related to restricted shares and the exercise of stock options and warrants. Please see “—Term Loan Facility” for a description of the term loan facility entered into on May 16, 2012.

Fiscal 2011 cash flows provided by financing activities were primarily the result of proceeds of $1.1 million from the issuance of common stock.

Fiscal 2010 cash flows used in financing activities were primarily the result of dividends paid to our common shareholders of $192.4 million and the redemption of warrants of $10.2 million, partially offset by net proceeds from the issuance of shares of our preferred stock of $191.9 million, proceeds from the exercise and prepayment of warrants and options to purchase common stock of $6.9 million, and the related excess tax benefit of $3.2 million.

Term Loan Facility

On May 16, 2012, we entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders (the “Term Loan Facility”). We used the net proceeds from the Term Loan Facility and cash on hand to pay a dividend on all outstanding shares of our common stock and Series A 8% convertible preferred stock totaling $99.5 million. On the same day, we amended and restated our existing senior secured Revolving Credit Facility with Wells Fargo Bank, National Association, which is defined below under “—Line of Credit.” We refer to the Term Loan Facility, the amendment and restatement of the Revolving Credit Facility and related transactions as the “Financing Transactions.”

The Term Loan Facility provided for a term loan of $100.0 million and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The Term Loan Facility provides for interest on borrowings, at our option, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a London Interbank Offer Rate (“LIBOR”) based rate with a 1.00% floor plus a margin of 4.25%. The credit agreement for the Term Loan

Facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows us to net up to $10.0 million of our cash and cash equivalents against our indebtedness. Our leverage ratio must not exceed 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the Term Loan Facility also includes customary negative and affirmative covenants including, among others, limitations on our ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change our business.

The Term Loan Facility is subject to repayment upon the receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The Term Loan Facility was also subject to repayment of $50.0 million upon the receipt of proceeds from the IPO. We closed the IPO on July 24, 2012. On July 27, 2012, we repaid $65.3 million of principal against the Term Loan Facility and $0.7 million of interest. On October 26, 2012, we repaid $0.3 million of principal on the Term Loan Facility. As of February 2, 2013 and May 4, 2013, the balance outstanding under the Term Loan Facility was $34.5 million, bearing interest at a rate of 5.25%. Pursuant to the terms of the Term Loan Facility, due to the repayment of $65.3 million of principal under the Term Loan Facility in July 2012, we are no longer required to make minimum quarterly payments. In May 2013, subsequent to the thirteen weeks ended May 4, 2013, we repaid $15.0 million of principal on the Term Loan Facility. This amount was classified as a current liability on our balance sheets as of February 2, 2013 and May 4, 2013. The remaining unpaid balance will be due upon maturity.

In connection with the Term Loan Facility, we incurred deferred financing costs of $2.7 million which are being amortized over the term of the Term Loan Facility. The amortization is included in interest expense, net, in the statements of operations. In connection with the repayment in July 2012, $1.6 million of the deferred financing costs were written off. The remaining deferred financing costs, net of amortization, are included in other assets on the balance sheets at February 2, 2013 and May 4, 2013. In connection with the $15.0 million principal repayment on the Term Loan Facility in May 2013, approximately $0.3 million of the deferred financing costs will be written off and included in loss on debt extinguishment in the statements of operations for the twenty-six weeks ending August 3, 2013.

Amounts under the credit agreement for the Term Loan Facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the Term Loan Facility is 2.00% per annum. All obligations under the Term Loan Facility are secured by substantially all of our assets and are guaranteed by the Merchandising Subsidiary. As of February 2, 2013 and May 4, 2013, we were in compliance with the financial covenant and other covenants applicable to us under the Term Loan Facility.

Line of Credit

On August 18, 2006, we entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Wachovia Bank National Association (predecessor in interest to Wells Fargo Bank, National Association) that included a revolving line of credit with advances tied to a borrowing base. The Loan and Security Agreement has been amended and/or restated several times, the latest on June 12, 2013 (as amended and restated, the “Revolving Credit Facility”), generally to extend the maturity date, increase maximum borrowings, adjust the applicable interest rates, permit the formation and capitalization of subsidiaries, make the Merchandising Subsidiary a party to the agreement as a guarantor of our obligations and modify certain definitions.

The Revolving Credit Facility allows maximum borrowings of $20.0 million with advances tied to a borrowing base and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the Term Loan Facility if the Term Loan Facility remains outstanding or (iii) upon the occurrence of an event of default. The Revolving Credit Facility may be increased to $30.0 million upon certain conditions. The Revolving Credit Facility includes a $5.0 million sub limit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves. We incurred deferred financing costs of $50,000 in May 2012 in connection with the Revolving Credit Facility and such costs are being amortized over the remaining term of the Revolving Credit Facility.

The Revolving Credit Facility provides for interest on borrowings, at our option, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12,000 per year.

The Revolving Credit Facility includes a covenant which requires us to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3.0 million.

The Revolving Credit Facility also includes customary negative and affirmative covenants including, among others, limitations on our ability to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change our business.

Additionally, the Revolving Credit Facility is subject to payment upon the receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Revolving Credit Facility may become due upon certain events of default including, among others, failure to comply with the Revolving Credit Facility’s covenants, bankruptcy, default on certain other indebtedness or a change in control.

As of May 4, 2013, we had no borrowings outstanding and had approximately $19.4 million of the $20.0 million available on the line of credit under the Revolving Credit Facility as approximately $0.6 million was outstanding in letters of credit. During fiscal 2012, the Company had no borrowings or interest expense under the Revolving Credit Facility. At February 2, 2013, we had approximately $20.0 million available on the line of credit of which $19.7 million was available and $0.3 million was issued but undrawn on an outstanding letter of credit obligation. During fiscal 2011, we had no borrowings or interest expense under the Revolving Credit Facility and we had approximately $20.0 million available on the line of credit for borrowings at January 28, 2012, based on the borrowing base. During fiscal 2010, the maximum borrowings and weighted average interest rate under the Revolving Credit Facility were $8.2 million and 4.85%, respectively, and interest expense was $53,000.

All obligations under the Revolving Credit Facility are secured by substantially all of our assets and are guaranteed by the Merchandising Subsidiary. As of January 28, 2012, February 2, 2013 and May 4, 2013, we were in compliance with the covenants applicable to us under the Revolving Credit Facility.

2010 Transaction

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, one of our board members, invested $192.9 million and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in us. In connection with this transaction, all of our outstanding shares of preferred stock on October 13, 2010 were converted into shares of our common stock and all of our then outstanding options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock or were exchanged for unrestricted shares and cash. We used the proceeds of this investment as well as cash on hand to pay a special dividend to the holders of our common stock on October 14, 2010. The aggregate amount of such dividend was approximately $196.7 million, or $13.24 per share.

Stock Split

On July 17, 2012, we amended our articles of incorporation to reflect a 0.3460-for-1 reverse stock split of our common stock. The amendment also changed the authorized shares of our common stock to 120,000,000 shares. Concurrent with the reverse stock split, we adjusted (i) the conversion price of our Series A 8% convertible preferred stock, (ii) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (iii) the number of shares subject to and the exercise price of our outstanding warrants to equitably reflect the split. All common stock share and per-share data presented in this prospectus gives effect to the reverse stock split and the change in authorized shares and have been adjusted retroactively for all periods presented.

Initial Public Offering

On July 24, 2012, we completed our IPO of 11,057,692 shares of common stock at a price of $17.00 per share. The common stock was listed on The NASDAQ Global Select Market under the symbol “FIVE.” The shares sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to our Registration Statement on Form S-1 (File No. 333-180780), which was declared effective by the SEC on July 18, 2012. Of the 11,057,692 shares sold in the IPO, we issued 4,807,692 shares, and 6,250,000 shares were sold by selling shareholders, including 1,442,308 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option. We did not receive any proceeds from shares sold by the selling shareholders. We received proceeds of approximately $73.2 million, net of approximately $8.5 million in underwriting discounts and legal, accounting and other fees incurred in connection with the IPO. Of the $73.2 million net proceeds received from the IPO, approximately $65.3 million and $0.7 million, respectively, were used to repay principal and interest under our Term Loan Facility that existed as of the date of the IPO. The remaining net proceeds of the IPO were used for general corporate purposes, including working capital.

Secondary Public Offering

On February 4, 2013, we completed our secondary public offering of 13,012,250 shares of common stock at a price of $35.65 per share. The shares sold in the secondary public offering were registered under the Securities Act of 1933, as amended, pursuant to our Registration Statements on Form S-1 (File No. 333-186043 and File No. 333-186275), which were declared effective by the SEC on January 29, 2013. All of the shares sold in the secondary public offering were sold by selling shareholders and we did not receive any proceeds. We did incur fees of approximately $1.0 million related to legal, accounting, and other fees in connection with the secondary public offering.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. Our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For a detailed discussion on the application of these and other accounting policies, see Note 1 in our annual financial statements included elsewhere in this prospectus.

Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis. The market value used in the lower of cost or market analysis is subject to the effects of consumer demands, customer preferences and the broader economy. The effects of the previously listed criteria are not controllable by management. Our management reviews inventory levels in order to identify obsolete and slow-moving merchandise as these factors can indicate a decline in the market value of inventory on hand. Inventory cost is reduced when the selling price less costs of disposal is below cost. We accrue an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. These estimates are derived using available data and our historical experience. Our estimates may be impacted by changes in certain underlying assumptions and may not be indicative of future activity.

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification (ASC) Topic 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In the event of a store closure, we will record an impairment charge, if appropriate, or accelerate depreciation over the revised useful life of the asset. Based on the analysis performed, our management believes that there was no impairment of long-lived assets for each of the 2010, 2011 and 2012 fiscal years. The impairment loss analysis requires management to apply judgment and make estimates.

Income Taxes

Income taxes are accounted for under the asset-and-liability method in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Our management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this guidance, our stock-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). We recognize compensation expense based on the estimated grant date fair value of restricted stock awards and use the Black-Scholes option-pricing model for grants of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by a number of assumptions, such as our estimated common stock fair value, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. As a result, if any of the inputs or assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

We account for stock-based compensation for non-employee stock options by using the Black-Scholes option-pricing model and record expense as the options vest. Non-employee options subject to vesting are required to be periodically revalued over their service period, which is generally the same as the vesting period.

There are significant judgments and estimates inherent in the determination of fair value of stock-based awards. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause stock-based compensation to differ significantly from what has been recorded in the past. Future stock-based compensation cost will increase when we grant additional equity awards. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned stock-based compensation cost or incur additional cost.

Determination of the Fair Value of Common Stock on Grant Date.    Prior to our IPO, we were a private company with no active public market for our common stock. Therefore, prior to the IPO, in connection with each grant of restricted stock and stock options, the fair value of the common stock underlying the awards was determined by our board of directors, which intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those stock options on the date of grant. We determined the estimated per share fair value of our common stock using contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. In conducting these valuations, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance at the valuation date. Management, with the assistance of a third-party valuation firm engaged by us, used a range of factors, assumptions and methodologies to perform the valuations. The significant factors included:

•	the fact that we were a private retail company with illiquid securities;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	valuation of comparable public companies at the time of grant;

•	the U.S. and global capital market conditions; and

•	outlook for our industry at the time of grant.

After review of the fair value analysis, our board of directors authorized the use of at least that fair value as the value for restricted shares granted and the exercise price for options granted on the date of that valuation report.

Valuation Methodologies Used in Determining Fair Value.    To determine the estimated fair value of our common stock in relation to stock grants prior to our IPO, we conducted valuation analyses with the assistance of a third-party valuation firm that has experience in the retail industry. We considered three enterprise value allocation methods outlined in the Practice Aid. The Practice Aid discusses three “top-down” methods that establish the fair value of the enterprise and then allocate this value among the various classes of equity. These methods are referred to as: (i) the current-value method, (ii) the option-pricing method and (iii) the probability-weighted expected return method, or PWERM. For our valuations, we used the PWERM for three discrete scenarios: continuation as a private company (i.e., no liquidity event), initial public offering, and strategic sale or merger. Management determined the likelihood of these various outcomes to further support the selection of this method.

Under the PWERM, the value of our common stock was estimated based upon an analysis of future enterprise values under the aforementioned scenarios. The future enterprise values were allocated among the various equity classes expected to be outstanding at the various liquidity events based on the rights and preferences of each class. The future value of the common stock under each liquidation event was then discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. For the continue as a private company scenario, discounts for lack of marketability and lack of control, to account for the illiquidity of the common stock and a minority holding, were applied to the indicated common stock value to determine the fair value of the common stock. As of each valuation date described below, the probability of an exit via an initial public offering or strategic sale or merger was considered significantly more likely than remaining a private company. As such, a lower probability was assigned to the continue as a private company scenario at each valuation date based on management’s best estimate. Moreover, the exit via an initial public offering scenario was considered to be significantly more likely than an exit via a strategic sale or merger. Each of the liquidity event dates determined by management was weighted based on the likelihood of the initial public offering timing at these dates.

After consideration of conventional valuation approaches, we concluded that the income and market approach were most appropriate to determine the fair value of our common stock under the continuation as a private company scenario. The income approach is a valuation technique that provides an estimation of the fair value of a business based upon the cash flows that it can be expected to generate over time. The market approach is a valuation technique that provides an estimation of fair value based on market prices of publicly traded companies. With regard to weighting the conclusions that were reached by applying the income and market approaches, we considered the quality and the reliability of the data underlying each indication of value at each valuation date. Based on management’s analysis of the underlying data, the weighting of value between the income and market approaches was adjusted to provide the most reliable indication of value. It was our opinion that while both approaches provide reliable value indications, the income approach was considered to provide a slightly more reliable indication of value because it assumed that a hypothetical investor in our securities would place more importance on the projected operations and forecasted future financial performance given the above average growth trajectory. Therefore, primary emphasis and weighting was placed on the income approach under the continue as a private company scenario.

Under the initial public offering scenario, the fair value of our common shares was based upon transactions of publicly traded companies (“guideline companies”) engaged in a line (or lines) of business similar to us (the “public company method”). In conjunction with guidance from our board of directors and independent valuation firm, a search for guideline companies was made which revealed numerous publicly-traded companies in the “discount stores” and “teen brands” retail industry. Beginning with our November 2011 valuation, guideline companies in the “high growth” retail industry were included in our analysis to better compare the nature of our business with other comparable companies. Though the selected guideline companies differed in some respects from our business, they were generally influenced by similar business and economic conditions and were considered to offer alternative investment opportunities. The application of the public company method utilized market multiples based on current market prices together with historical and forecasted financial data of the publicly traded guideline companies. Selected market multiples derived in the analysis were then applied to our historical or projected financial results to arrive at indications of value.

Stock Option and Restricted Stock Grants.    On October 14, 2010, we granted stock options to purchase a total of 2,020,620 shares of common stock at an exercise price of $6.31 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered a concurrent third-party transaction on October 14, 2010 whereby Advent International Corporation and Sargent Family Investment, LLC purchased 89,291,773 shares of Series A 8% convertible preferred stock at $2.17 per share ($6.28 on an as-converted basis). The preferred shareholders had certain rights and privileges over common shareholders which resulted in a premium on the preferred stock over common stock, including:

•	an 8% dividend;

•	senior liquidation preferences;

•	right to appoint four members to a seven member board of directors; and

•	anti-dilution protection.

In assessing the reasonableness of the fair value of our common stock, we also considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

•	that there were no material changes in factors impacting common stock per share value from October 14, 2010 to December 1, 2010, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	our operating performance and future projections.

On December 1, 2010, we granted stock options to purchase a total of 115,556 shares of common stock at an exercise price of $6.31 per share to 21 employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

On February 22, 2011, we granted stock options to purchase a total of 25,950 shares of common stock at an exercise price of $6.31 per share to nine employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $5.75 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $5.75 per common share as of December 1, 2010.

•	there were no material changes in factors impacting common stock per share value from December 1, 2010 to February 22, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	our operating performance and future projections.

On May 25, 2011, we granted stock options to purchase a total of 150,250 shares of common stock at an exercise price of $6.31 per share to 81 employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $6.04 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.04 per common share as of April 2, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from our previous determination of fair value, we were assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased our estimated value per share.

•	that there were no material changes in factors impacting common stock per share value from April 2, 2011 to May 25, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	our operating performance and future projections.

On September 1, 2011, we granted stock options to purchase a total of 35,543 shares of common stock at an exercise price of $6.97 per share to 28 employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $6.97 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.97 per common share as of September 1, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from our previous determination of fair value, we were assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased our estimated value per share; and

•

management determined that the likelihood of an initial public offering or other liquidity event had increased from our previous estimate of fair value based on discussions with investors and advisors. Therefore management revised its probability assigned to either an initial public offering or other liquidity event from 70% to 80%, which increased our estimated value per share.

On October 18, 2011, we granted stock options to purchase a total of 270,500 shares of common stock at an exercise price of $6.97 per share to 120 employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $6.97 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $6.97 per common share as of September 1, 2011.

•	that there were no material changes in factors impacting common stock per share value from September 1, 2011 to October 18, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	our operating performance and future projections.

On November 22, 2011, we granted stock options to purchase a total of 129,058 shares of common stock at an exercise price of $8.16 per share to seven employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $8.15 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $8.15 per common share as of November 22, 2011.

•	changes in valuation which were primarily due to the following:

•	multiples of our guideline public company peer group were generally higher than at the time of our previous valuation, which increased our estimated value per share;

•

based on the passage of time from our previous determination of fair value, we were assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased our estimated value per share; and

•	following the completion of our third fiscal quarter, management revised the full year forecast upward, which resulted in an increased value per share.

On March 1, 2012, we granted stock options to purchase a total of 318,666 shares of common stock at an exercise price of $11.22 per share to 146 employees pursuant to our equity incentive plan. We determined that the fair value of the common stock on the date of grant was $11.21 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $11.21 per common share as of February 21, 2012.

•	changes in valuation which were primarily due to the following:

•	multiples of our guideline public company peer group were generally higher than at the time of our previous valuation, which increased our value per share;

•	an upward revision in Management’s estimate of terminal value, due to the revised projections of growth potential driven by new store openings in new markets, which increased our value per share; and

•

following the completion of our full fiscal year, which exceeded both budgeted revenues and earnings, management revised forecasted financial results upward, which resulted in an increased value per share.

•	there were no material changes in factors impacting common stock per share value from February 21, 2012 to March 1, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	our operating performance and future projections.

On March 30, 2012, we granted stock options to purchase a total of 79,926 shares of common stock at an exercise price of $11.22 per share to 12 employees pursuant to our equity incentive plan. In addition, just previous to this grant, on March 22, 2012, we granted 2,020,620 shares of restricted stock in connection with the cancellation of previously granted options. We determined that the fair value of the common stock on the date of both grants was $11.01 per share. To assess the reasonableness of the fair value of our common stock on these dates, we considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $11.01 per common share as of March 22, 2012.

•	changes in valuation which were primarily due to the following:

•

multiples of our guideline public company peer group were generally lower than at the time of our previous valuation, which decreased our value per share; this decrease was offset by the planned leveraged dividend of approximately $100 million that provided shareholders with earlier liquidity, which increased our value per share.

•	there were no material changes in factors impacting common stock per share value from March 22, 2012 to March 30, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	our operating performance and future projections.

For grant dates from March 31, 2012, through the date of our IPO, the fair value of restricted stock awards were based on the pricing of our IPO and the fair value of stock options were based on the Black-Scholes option-pricing model as discussed above utilizing the IPO price of our common stock as the fair value of common stock in the model. Subsequent to the date of our IPO, the fair value of restricted stock awards are based on the closing price of our common stock on the grant date and the fair value of stock options are based on the Black-Scholes option-pricing model as discussed above utilizing the closing price of our common stock on the grant date as the fair value of common stock in the model. We use the simplified method to estimate the expected term of the option. The expected volatility incorporates historical and implied volatility of similar entities whose share prices are publicly available. The risk-free rate for the expected term of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

Contractual Obligations

The following table summarizes, as of February 2, 2013, our minimum rental commitments under operating lease agreements including assumed extensions, minimum payments for long-term debt and other obligations in future periods:

	Payments Due By Period
(In millions)	Total(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(2)	$373.5	$41.1	$91.3	$84.7	$156.4
Purchase obligations(3)	2.3	2.3	—	—	—
Notes payable(4)	34.5	15.0	19.5	—	—

Total	$410.3	$58.4	$110.8	$84.7	$156.4

(1)	The amounts in this table exclude obligations under employment agreements. For a discussion of the compensation of our executive officers, see “Executive Compensation.”

(2)	Our store leases generally have initial lease terms of 5-10 years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases is our corporate office and distribution center leases.
(3)	Purchase obligations are primarily for materials that will be used in the construction of new stores and purchase commitments for infrastructure and systems that will be implemented in the construction of our second distribution center.
(4)	We repaid $15.0 million of principal on the Term Loan Facility in May 2013, which is reflected in the less than 1 year column, although not due per the contractual terms.

From February 2, 2013 to May 4, 2013, we entered into 12 new fully executed retail leases with an average term of 10 years and other lease modifications that have future minimum lease payments of approximately $18.2 million. In addition, as of May 4, 2013, the balance outstanding under the Term Loan Facility was $34.5 million. Pursuant to the terms of the Term Loan Facility, due to the repayment of $65.3 million of principal under the Term Loan Facility in July 2012, we are no longer required to make minimum quarterly payments. In May 2013, subsequent to the end of the thirteen weeks ended May 4, 2013, we repaid $15.0 million of principal on the Term Loan Facility. This amount was classified as a current liability on our balance sheets as of February 2, 2013 and May 4, 2013. The remaining unpaid balance will be due upon maturity. The balance bears an interest rate of 5.25%.

Off Balance Sheet Arrangements

As of and for the thirteen weeks ended May 4, 2013 and for the three fiscal years ended February 2, 2013, except for operating leases entered into in the normal course of business, we were not party to any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles, or U.S. GAAP, and international financial reporting standards, or IFRS, and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on our financial position or results of operations.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. However, we do not intend to take advantage of any of the exemptions available to “emerging growth companies.”

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of the IPO;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. We have a Revolving Credit Facility which includes a revolving line of credit with advances tied to a borrowing base, and a Term Loan Facility, both of which bear interest at a variable rate. Because our Revolving Credit Facility and Term Loan Facility bear interest at a variable rate, we will be exposed to market risks relating to changes in interest rates.

As of May 4, 2013 and February 2, 2013, we had no outstanding direct borrowings under our Revolving Credit Facility, nor did we have any borrowings during fiscal year 2012. The Revolving Credit Facility provides for interest on borrowings, at the Company’s option, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%.

As of May 4, 2013 and February 2, 2013, the principal amount of the term loan was $34.5 million. The Term Loan Facility provides for interest on borrowings, at our option, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor plus a margin of 3.25% or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%. Based on a sensitivity analysis at May 4, 2013 and February 2, 2013, a 100 basis point increase or decrease in market interest rates would increase or decrease our annual interest expense on the Term Loan Facility by approximately $0.3 million. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS

Our Company

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of our category worlds: Style, Room, Sports, Media, Crafts, Party, Candy and Now (also known as “Seasonal”). We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We opened the first Five Below store in the greater Philadelphia area in 2002 and, since then, have been expanding contiguously across the eastern half of the U.S. As of May 4, 2013, we operated a total of 258 locations across 18 states. Our stores average approximately 7,500 square feet and are typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We plan to open a total of approximately 60 net new stores in fiscal 2013, and we believe we have the opportunity to grow our store base to more than 2,000 locations over time.

We believe our business model has resulted in strong financial performance irrespective of the economic environment:

•	We have achieved positive comparable store sales during each of the last 28 fiscal quarters.

•

For the thirteen weeks ended May 4, 2013, our comparable store sales increased by 4.2%. For the same period in the prior year, our comparable store sales increased by 10.4%. Our net sales for the thirteen weeks ended May 4, 2013 were $95.6 million, an increase of 33%, from $71.8 million for the thirteen weeks ended April 28, 2012. Our operating income was $3.2 million for the thirteen weeks ended May 4, 2013 compared to an operating loss of $2.0 million for the thirteen weeks ended April 28, 2012.

•

Our comparable store sales increased by 15.6% in fiscal 2010, 7.9% in fiscal 2011, and 7.1% in fiscal 2012 with positive comparable store sales performance across all geographic regions and store-year classes.

•	We expanded our store base from 142 stores at the end of fiscal year 2010 to 244 stores at the end of fiscal year 2012, representing a compound annual growth rate of 31.1%.

•	Between fiscal 2010 and 2012, our net sales increased from $197.2 million to $418.8 million, representing a compound annual growth rate of 45.7%.

•	Over the same period, our operating income increased from $11.8 million to $37.7 million, representing a compound annual growth rate of 78.6%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

•

Unique Focus on the Teen and Pre-Teen Customer.    We target an attractive customer segment of teens and pre-teens with trend-right merchandise at a differentiated price point of $5 and below. We have built our concept to appeal to this customer base, which we believe to be economically influential and resilient based on our industry knowledge and experience, as well as their parents and others who shop for them. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience, drive traffic to our stores and keep our customers engaged throughout their visits. We monitor trends in the ever-changing teen and pre-teen markets and are able to quickly identify and respond to trends that become mainstream. Our price points enable teens and pre-teens to shop independently, often using their own money to make frequent purchases of items geared primarily to them and to exercise self-expression through their independent retail purchases.

•

Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.    We deliver an edited assortment of trend-right as well as everyday products within each of our category worlds that changes frequently to create a sense of anticipation and freshness, which we believe provides excitement for our customers. We have a broad range of vendors, most of which are domestically-based, which enables us to shorten response lead times, maximizes our speed to market and equips us to make more informed buying decisions. Our unique approach encourages frequent customer visits and limits the cyclical fluctuations experienced by many other specialty retailers. The breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

•

Exceptional Value Proposition for Customers.    We believe we offer a clear value proposition to our customers. Our price points of $5 and below resonate both with our target demographic and also with other value-oriented customers. We are able to deliver on this value proposition through sourcing products in a manner that is designed to achieve low cost, fast response and high item velocity and sell-through. We maintain a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We also employ an opportunistic buying strategy, capitalizing on select excess inventory opportunities with our vendors. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

•

Differentiated Shopping Experience.    We believe we have created a unique and engaging in-store atmosphere that customers find fun and exciting. While we refresh our products frequently, we maintain a consistent floor layout, designed with an easy-to-navigate racetrack flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing trend-right music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products, and convey our value pricing. We have developed a unique culture that emanates from our employees, many of whom frequently shop at Five Below, to our customers, thereby driving a higher level of connectivity and engagement. Additionally, we believe our price points of $5 and below, coupled with our dynamic merchandising approach, create an element of discovery, driving repeat visits and customer engagement while insulating us against e-commerce cannibalization trends.

•

Powerful and Consistent Store Economics.    We have a proven store model that generates strong cash flow, consistent store-level financial results and high level return on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings. Each of our stores was profitable on a four-wall basis in fiscal 2012 and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable store sales financial results across all geographic regions and store-year classes.

•

Highly Experienced and Passionate Senior Management Team with Proven Track Record.    Since our inception, our co-founders, David Schlessinger and Thomas Vellios, who have approximately 66 combined years of retail experience, have set the vision and strategic direction for Five Below. Messrs. Schlessinger and Vellios have assembled a talented senior management team averaging 25 years of retail experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, supply chain management and information technology. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure. We believe our management team is integral to our success and has positioned us well for long-term growth.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

•

Grow Our Store Base.    We believe there is significant opportunity to expand our store base in the U.S. from 258 locations as of May 4, 2013, to more than 2,000 locations within the U.S. over time. Based upon our strategy of store densification in existing markets and expanding into adjacent states and markets, we expect most of our near-term growth will occur within our existing markets as well as contiguous new markets. This strategy allows us to benefit from enhanced brand awareness and achieve operational efficiencies. We opened 50 net new stores in fiscal 2011, 52 new stores in fiscal 2012, and plan to open a total of approximately 60 net new stores in fiscal 2013. Our stores average approximately 7,500 square feet and are primarily inline locations within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We have a talented and disciplined real estate management team and a rigorous real estate site selection process. We analyze the demographics of the surrounding trade areas, the performance of adjacent retailers as well as traffic and specific site characteristics and other variables. As of June 5, 2013, we have executed lease agreements for the opening of 59 new stores in fiscal 2013.

•

Drive Comparable Store Sales.    We expect to continue generating positive comparable store sales growth by continuing to hone and refine our dynamic merchandising offering and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement. We believe that executing on these strategies will increase the size and frequency of purchases by our existing customers and attract new customers to our stores.

•

Increase Brand Awareness.    We have a cost-effective marketing strategy designed to drive store traffic and promote brand awareness. Our strategy includes the use of newspaper circulars, local media and grassroots marketing to support existing and new market entries. We believe we have an opportunity to leverage our growing social media presence to drive brand excitement and increased store visits within existing and new markets. We believe our online platform is an extension of our brand and retail stores, serving as a marketing and informational tool for us. This platform allows us to continue to build brand awareness and expand our customer base.

•

Enhance Operating Margins.    We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively tapped the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met.

Our Merchandise

Strategy

We offer a dynamic, edited assortment of trend-right, high-quality products, all priced at $5 or below, including select brands and licensed merchandise, targeted at the teen and pre-teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to customers across a variety of age groups beyond our target demographic.

Our typical store features in excess of 4,000 stock-keeping units, or SKUs, across a number of our category worlds including Style, Room, Sports, Media, Crafts, Party, Candy and Now. We focus our merchandising strategy on maintaining core categories within our stores, but aim to generate high item velocity and sell-through to keep our assortment fresh and drive repeat visits. We monitor trends in our target demographic market, historical sales trends of current and prior products and the success of new product launches to ensure that our merchandise is relevant for our customers. We have a highly planned merchandise strategy focused on trend-right and everyday products supplemented by selected opportunistic purchases from our vendors to drive traffic and therefore offer our customers a consistently exciting shopping experience.

We believe we offer a compelling value proposition to our customers across all of our core product categories. The common element of our dynamic merchandise selection is the consistent delivery of exceptional value to the consumer, with all products offered at or below the $5 price point. Pricing all items at $5 or below enables us to provide an extensive range of exciting products, while maintaining the attraction of a value retailer. Many of the products we sell can also be found in mall specialty stores, department stores, mass merchandisers and drug stores; however, we offer all of these products in an exciting and easy to shop retail environment at price points of $5 and below.

Product Mix

We organize the merchandise in our stores into the following category worlds:

•

Style:    Consists primarily of accessories such as novelty socks, sunglasses, jewelry, scarves, gloves, hair accessories and “attitude” t-shirts. Our beauty offering includes products such as nail polish, lip gloss, fragrance and branded cosmetics.

•

Room:    Consists of items used to complete and personalize our customer’s living space, including glitter lamps, posters, frames, fleece blankets, pillows, candles, incense and related items. We also offer storage options for the customer’s room and locker.

•

Sports:    Consists of an assortment of sport balls, team sports merchandise and fitness accessories, including hand weights, jump ropes and gym balls. We also offer a variety of games, including name brand board games, puzzles, toys and plush items. In the summer season, our sports offering also includes pool, beach and outdoor toys, games and accessories.

•

Media:    Consists of a selection of accessories for PCs, cell phones, MP3 players and tablet computers. The offering includes cases, chargers, headphones and other related items. We also carry a range of media products including books, video games and DVDs.

•

Crafts:    We offer an assortment of craft activity kits, as well as arts and crafts supplies such as crayons, markers and stickers. We also offer trend-right items for school such as backpacks, fashion notebooks and journals, novelty pens and pencils, as well as everyday name brand items.

•	Party: Consists of party goods, decorations and greeting cards, as well as everyday and special occasion merchandise.

•

Candy:    Consists of branded items that appeal to teens and pre-teens. This category includes an assortment of classic and novelty candy bars and movie-size box candy as well as gum and snack food. We also sell chilled drinks via coolers.

•

Now:    Consists of seasonally-specific items used to celebrate and decorate for events such as Christmas, Easter, Halloween and St. Patrick’s Day. These products are most often placed at the front of the store.

Set forth below is data for the following groups of products – leisure, fashion and home, and party and snack. During fiscal 2012, certain historical SKUs were re-assigned to reflect our current product grouping. The percentage of net sales represented by each product group for fiscal 2011 and fiscal 2010 give effect to these re-assignments. The percentage of net sales represented by each product group for each of the last three fiscal years was as follows:

Sales by Product Group	Percentage of Net Sales
	2010	2011	2012
Leisure	50.6%	50.6%	52.6%
Fashion and home	32.2%	31.7%	30.3%
Party and snack	17.2%	17.7%	17.1%

Total	100.0%	100.0%	100.0%

Leisure includes items such as sporting goods, games, toys, media, books, electronic accessories, and arts and crafts.

Fashion and home includes items such as personal accessories, “attitude” t-shirts, beauty offerings, home goods and storage options.

Party and snack includes items such as party and seasonal goods, greeting cards, candy and other snacks, and beverages.

Our Stores

As of May 4, 2013, we operated 258 stores throughout the eastern half of the U.S. In fiscal 2012, our average store size was approximately 7,500 square feet. Our stores are primarily located in power, community and lifestyle shopping centers; only approximately 4% of our stores are located in malls. The following map shows the number of stores in each of the states in which we operated as of May 4, 2013.

Store Design and Layout

We present our products in a unique and engaging in-store atmosphere. We maintain a consistent floor layout designed with an easy-to-navigate racetrack flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing. In addition to traditional perimeter and gondola shelving, racks and tables, we utilize innovative approaches such as wheelbarrows, barrels and bins strategically placed throughout our stores. These techniques foster customer interaction with products, supporting the strong relationship we strive to develop with our customers and enhance our upbeat and vibrant shopping environment.

Each of our category worlds is strategically located within our stores in an effort to enhance the customer’s shopping experience. For example, Now offerings are located in the front of the store with the goal of catching customers’ attention and being “top of mind,” and specially featured value “wow” items and other key items are positioned along the center aisle. Impulse items and “dollar value” tables surround the checkout areas to capture add-on purchases.

Expansion Opportunities and Site Selection

Our unique focus on the teen and pre-teen customer is supported by our real estate strategy to locate stores in high-visibility locations. We seek to operate stores in high-visibility, high-traffic retail venues, which reinforce our brand message, heighten brand awareness and drive customer traffic.

Our strategy is to saturate markets with clusters of stores because of the considerable benefit that stores derive from market concentration. Our store model is profitable across a variety of urban, suburban and semi-

rural markets and in multiple real estate venues including power, community and lifestyle shopping centers. Our retail concept works well with a large and varied group of national co-tenants that drive customer traffic.

We select store sites for new store openings based upon certain criteria including minimum population density requirements, availability of attractive lease terms, sufficient space and strong positioning within a center. Members of our real estate team spend considerable time evaluating prospective sites before bringing a proposal to our real estate committee. Our real estate committee, which is composed of senior management including our executive officers, approves all of our locations before a lease is signed.

We believe there is a significant opportunity to expand our store base in the U.S. In fiscal 2012, we opened 52 new stores, and in fiscal 2013, we intend to open a total of approximately 60 net new stores through expansion in existing markets and by entering new markets. We maintain a pipeline of real estate sites that have been approved by our real estate committee and have executed 59 leases through June 5, 2013 for new stores in fiscal 2013. Our recent store growth is summarized in the following table:

Period	Stores at Start of Period	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Period
Fiscal 2010	102	40	—	40	142
Fiscal 2011	142	51	1	50	192
Fiscal 2012	192	52	—	52	244

During the thirteen weeks ended May 4, 2013, 15 additional stores were opened and 1 store closed, bringing the total number of stores open as of May 4, 2013 to 258. Opening stores within existing markets enables Five Below to benefit from enhanced brand awareness and to achieve advertising, operating and distribution efficiencies. Our targeted new store openings include additional locations in existing markets as well as expansion into adjacent states and markets. In existing markets, we use a store densification strategy that promotes brand awareness and leverages marketing, operating and distribution costs. When entering new markets we employ a store clustering strategy, opening multiple stores in a single market on the same day, enabling us to leverage marketing and pre-opening expenses.

Our store growth is supported by our new store economics, which we believe to be compelling. Our new store model assumes an average store size of approximately 7,500 square feet that achieves sales of approximately $1.5 million to $1.6 million in the first full year of operation, which is in line with the average net sales per store of our existing store base over the last two years, and an average new store cash investment of approximately $0.3 million, including our store build-out (net of tenant allowances), inventory and cash pre-opening expenses. Our new store model targets an average payback period of less than one year on our initial investment.

Store Management, Culture and Training

Each of our stores is managed by a general manager and one or two assistant managers who oversee full-time and part-time team members within each store. Each general manager is responsible for the day-to-day operations of his or her store, including the unit’s operating results, maintaining a clean and appealing store environment and the hiring, training and development of personnel. We also employ district managers, who are responsible for overseeing the operations of 10 to 15 stores, on average.

We are guided by a philosophy that recognizes strong sales performance and customer service, allowing us to identify and reward team members who meet our high performance standards. Store managers and assistant managers participate in a rewarding bonus incentive program based on exceeding planned levels of sales and are paid on a monthly basis. We also recognize individual performance through internal promotions and provide extensive opportunities for advancement.

Our employees are critical to achieving our goals, and we strive to hire talented employees with high energy levels and motivation. We have well-established store operating policies and procedures and an in-store training program for new store managers, assistant managers and staff. In addition, we have a dedicated group of training and new store opening managers who are focused on ensuring a consistent new store opening process and who leverage their extensive experience and knowledge of the Five Below culture to train new store managers. Our customer service and store procedure training programs are designed to enable associates to assist customers in a friendly manner and to help to create a positive sales-driven environment and culture as well as teach successful operating practices and procedures.

Merchandise Sourcing and Distribution

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandising strategy.

Merchandising

Our merchandising team consists of an Executive Vice President, Merchandising, who reports directly to our Chief Executive Officer, supported by an approximate 30-member merchandising team. Our merchandising team works directly with our central planning and allocation group to ensure a consistent delivery of products across our store base. Our Executive Vice President, Merchandising has over 20 years of experience within the retail sector.

Sourcing

We believe we have strong sourcing capabilities developed through a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We regularly purchase core merchandise in accordance with our key categories. We also employ an opportunistic buying strategy, capitalizing on selected excess inventory opportunities, to purchase complementary merchandise based on consumer trends, product availability and favorable economic terms.

We work with approximately 750 active vendors, with no single vendor representing more than 8% of our purchases in fiscal 2012. We source approximately 85% of our purchases from domestic vendors. We typically have no long-term supply agreements or exclusive arrangements with our vendors and our top 20 vendors represent approximately 35% of total goods purchased in fiscal 2012.

Distribution

We distribute over 85% of our merchandise from our 421,000 square foot distribution center in New Castle, Delaware with the remaining merchandise shipped directly from the vendor to our stores. We realize cost savings by working with our vendors to streamline and reduce packaging to diminish shipping costs.

We generally ship merchandise from our distribution center to our stores between two and four times a week, depending on the season and the volume of a specific store. We use contract carriers to ship merchandise to our stores.

During fiscal 2012, we signed a lease for a second distribution center in Olive Branch, Mississippi, to support our growth, which is now fully operational. From time to time, we augment our distribution facilities with third-party warehousing.

Marketing and Advertising

Our cost-effective marketing strategy is designed to drive store traffic and increase brand awareness with our target demographic, as well as other value-oriented customers. Our strategy includes the use of newspaper circulars focused during peak selling seasons that highlight our brand and exceptional value proposition as well as local media and grassroots marketing to support existing and new market entries. Additionally, we rely on the strong visibility and the presence of our store locations, email messaging and community and school marketing to promote and further our brand image and drive traffic.

Our marketing team works with our merchandising team to develop novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing.

For new store openings, we seek to create community awareness and consumer excitement through a mix of print advertising, public relations and radio promoting the grand opening and by creating an on-site grand opening event that includes free drinks and signature “Five Cent” hot dogs. We also aim to target multiple store openings in a given new market on the same day in order to leverage marketing efforts to produce maximum impact.

In addition to our marketing and public relations efforts described above, we also maintain a website (www.fivebelow.com) and, over the last year, our online following has grown substantially. We use both our website and social networking sites to highlight our value proposition, store locations, employment opportunities, featured products and grand openings.

Competition

We compete with a broad range of retailers including discount, mass merchandise, grocery, drug, convenience, variety and other specialty stores. Many of these retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts.

The principal basis upon which we compete is by offering a dynamic, edited assortment of exciting products, all priced at $5 or below and including select brands and licensed merchandise, targeted at the teen and pre-teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Our success also depends in substantial part on our ability to respond quickly to trends so that we can meet the changing demands of our customers. We believe that we compare favorably relative to many of our competitors based on our merchandising strategy, edited product assortment targeted at teens and pre-teens, store environment, flexible real estate strategy and company culture. Nonetheless, certain of our competitors have greater financial, distribution, marketing and other resources than we do.

Trademarks and Other Intellectual Property

We own several trademarks that have been registered with the U.S. Patent and Trademark Office, including Five Below® and Five Below Hot Stuff. Cool Prices®. We also own domain names, including www.fivebelow.com, and unregistered copyrights in our website content. We attempt to obtain registration of our trademarks whenever practicable and pursue any infringement of those marks.

Management Information Systems

Our management information systems provide a full range of business process assistance and timely information to support our merchandising strategy, warehouse management, stores and operating and financial teams. We believe our current systems provide us with operational efficiencies, scalability, management control and timely reporting that allow us to identify and respond to merchandising and operating trends in our business. We use a combination of internal and external resources to support store point-of-sale, merchandise planning and buying, inventory management, financial reporting, real estate and administrative functions.

Government Regulation

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We maintain third-party insurance for a number of risk management activities including workers’ compensation, general liability, property and employee-related health care benefits. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of May 4, 2013, we employed approximately 850 full-time and 3,600 part-time personnel. Of our total employees, approximately 170 were based at our corporate headquarters in Philadelphia, Pennsylvania, approximately 125 were based at our distribution center in New Castle, Delaware, approximately 20 were based at our distribution center in Olive Branch, Mississippi and approximately 4,130 were store employees. The number of part-time associates fluctuates depending on seasonal needs. We consider our relationship with our employees to be very good. None of our employees belong to a union or are party to any collective bargaining or similar agreement.

Properties

We do not own any real property. Our corporate headquarters are located in Philadelphia, Pennsylvania and are leased under a lease agreement expiring in 2022, with options to renew for two successive five-year periods. Our 421,000 square foot distribution center is located in New Castle, Delaware and is leased under a lease agreement expiring in 2016 with options to renew for two successive five-year periods. During fiscal 2012, we signed a lease for a second distribution center in Olive Branch, Mississippi, which is now fully operational. This distribution center is approximately 600,000 square feet and is leased under a lease agreement expiring in 2022 with options to renew for three successive five-year periods. As of May 4, 2013, there were 258 Five Below store locations in 18 states. All of our stores are leased from third parties and the leases typically have five to ten year terms with one or more five-year renewal options, and many provide us with the option to terminate early under specified conditions. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

Legal Proceedings

We are subject to various proceedings, lawsuits, disputes, and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us from time to time include commercial, intellectual property, customer, and employment actions, including class action lawsuits. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. Actions are in various procedural stages, and some are covered in part by insurance. We cannot predict with assurance the outcome of actions brought against us. Accordingly, adverse developments, settlements, or resolutions may occur and negatively impact income in the quarter of such development, settlement, or resolution. If a potential loss arising from these lawsuits, claims and pending actions is probable and reasonably estimable, we record the estimated liability based on circumstances and assumptions existing at the time. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

Corporate Information

Five Below was incorporated in Pennsylvania in January 2002 under the name of Cheap Holdings, Inc. We changed our name to Five Below, Inc. in August 2002. As a result of our internal business restructuring, our merchandising operations are conducted through Five Below Merchandising, Inc., our wholly-owned subsidiary. Merchandising Subsidiary was incorporated in Pennsylvania in June 2013. Please see “Recent Developments” for a description of the restructuring.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our current executive officers and directors.

Name	Age	Position/Title
David Schlessinger	58	Executive Chairman, Director
Thomas G. Vellios	58	President and Chief Executive Officer, Director
Kenneth R. Bull	50	Chief Financial Officer, Secretary and Treasurer
David Johnston	48	Chief Operating Officer
Steven J. Collins	44	Director
Andrew W. Crawford	34	Director
Michael F. Devine, III	54	Director
David M. Mussafer	50	Director
Thomas M. Ryan	60	Director
Ronald L. Sargent	57	Director

With the exception of Mr. Devine, our directors have been selected pursuant to the terms of a shareholders agreement described more fully below. The terms of the shareholders agreement related to the election of directors terminated upon the closing of the IPO.

Executive Officers

David Schlessinger.    Mr. Schlessinger is the co-founder of Five Below and has served as our Executive Chairman since February 2005. Mr. Schlessinger previously served as our President from 2002 to 2005. Mr. Schlessinger has been a director of Five Below since our incorporation in 2002. Previously, Mr. Schlessinger founded Zany Brainy, Inc., a retail children’s educational products company, in 1991 and served as Zany Brainy’s Chief Executive Officer until 1996 and as its Chairman until 1998. He also founded Encore Books, a retail bookstore chain, in 1973 and served as its Chairman and Chief Executive Officer until 1986. Mr. Schlessinger previously served as a director of Destination Maternity Corporation. Mr. Schlessinger’s extensive experience in the management, operations and finance of a retail business as well as his knowledge of our company as a founder has led to the conclusion that he should serve as a director of Five Below.

Thomas G. Vellios.    Mr. Vellios is the co-founder of Five Below and has served as our President and Chief Executive Officer since 2005. Mr. Vellios has been a director of Five Below since our incorporation in 2002. Previously, Mr. Vellios served as President, Chief Executive Officer and a director of Zany Brainy, Inc. Prior to joining Zany Brainy, Mr. Vellios served as Senior Vice President, General Merchandise Manager at Caldor, a regional discount chain and a division of the May Company. Mr. Vellios currently serves as a director of Hot Topic, Inc. Mr. Vellios’ extensive experience in the retail industry, his experience with the management, operations and finance of a retail business, and his knowledge of our company as a founder has led to the conclusion that he should serve as a director of Five Below.

Kenneth R. Bull.    Mr. Bull joined Five Below as Senior Vice President, Finance in 2005 and was later appointed as our Secretary and Treasurer. In 2012, he was promoted to Chief Financial Officer. Previously, Mr. Bull was the Finance Director and Treasurer for Urban Outfitters, Inc., a specialty lifestyle merchandising retailer, from 1999 to 2003, and the Vice President, Finance and Controller for Asian American Partners d/b/a Eagle’s Eye, a wholesaler and retailer of women’s and children’s better apparel from 1991 to 1999.

David Johnston.    Mr. Johnston joined Five Below as the Chief Operating Officer in June 2012. Previously, Mr. Johnston served as a senior executive at Wawa, Inc., a multi-state retailer of food products and gasoline, holding the titles of Senior Vice President and Chief Financial Officer, from 2005 to 2006, and Executive Vice President and Chief Operating Officer, from 2007 to 2012.

Non-Employee Directors

Steven J. Collins.    Mr. Collins has served as a director since 2010. Mr. Collins, a Managing Director of Advent International, which he joined in 1995, currently serves as a director of Kirkland’s, Inc. and several privately held businesses, including Party City Holdings, Inc., Bojangles’ Restaurants, Inc. and Charlotte Russe Holding, Inc., and previously served as a director of lululemon athletica inc. Mr. Collins’ experience serving as a director of public and private companies and his affiliation with Advent International, whose Series A 8% convertible preferred stock holdings entitled it to elect up to five directors (prior to the closing of the IPO as described under “—Board Composition”), led to the conclusion that he should serve as a director of Five Below.

Andrew W. Crawford.    Mr. Crawford has served as a director since 2010. Mr. Crawford is a Principal with Advent International, which he joined in 2003 as an associate and rejoined as a Principal in 2008, following business school. Mr. Crawford currently serves as a director of privately held businesses, Bojangles’ Restaurants, Inc. and Charlotte Russe Holding, Inc. Mr. Crawford’s experience in private equity fund management, his financial expertise and his affiliation with Advent International, led to the conclusion that he should serve as a director of Five Below.

Michael F. Devine, III.    Mr. Devine has served as a director since March 2013. Mr. Devine is the former Chief Financial Officer and Executive Vice President of Coach, Inc., a leading marketer of modern classic American accessories. Mr. Devine served as Chief Financial Officer since December 2001 and Executive Vice President and Chief Financial Officer since August 2007, both until his retirement in August 2011. Prior to joining Coach, Mr. Devine served from 2000 to 2001, as Senior Vice President and Chief Financial Officer of Mothers Work, Inc., the world’s largest designer, manufacturer and retailer of maternity apparel. Mr. Devine currently serves as a director and member of the audit committees of Deckers Outdoor Corporation and Express, Inc. Mr. Devine previously served as a director and member of the audit committee of Nutrisystem, Inc. Mr. Devine’s extensive experience in the retail industry, as both an executive officer and director, led to the conclusion that he should serve as a director of Five Below.

David M. Mussafer.    Mr. Mussafer has served as a director since 2010. Mr. Mussafer, a Managing Partner of Advent International, which he joined in 1990, currently serves as a director of Vantiv, Inc. and Charlotte Russe Holding Inc. and previously served as a director of lululemon athletica inc., Dufry AG, Kirkland’s Inc., Party City Holdings, Inc. and a number of privately held businesses. Mr. Mussafer’s experience serving as a director of public and private businesses and his affiliation with Advent International, led to the conclusion that he should serve as a director of Five Below.

Thomas M. Ryan.    Mr. Ryan has served as a director since 2011. In 2011, Mr. Ryan became an operating partner of Advent International as a part of its Operating Partner Program. Prior to joining our board of directors, Mr. Ryan served as the Chairman of the board of directors, President and Chief Executive Officer of CVS Caremark Corporation, a retail pharmacy and healthcare corporation, until he retired in 2011. Mr. Ryan became the Chief Executive Officer of CVS Corporation in 1998 and he also served as the Chairman of the board of directors of CVS Corporation from 1999 to 2007. In 2007, Mr. Ryan again became the chairman of CVS Caremark Corporation’s board of directors. Mr. Ryan currently serves as a director of Yum! Brands, Inc. and Vantiv, Inc. and previously served as a director of Bank of America Corporation. Mr. Ryan’s experience in the retail industry, as both an executive officer and director of a large retail company, led to the conclusion that he should serve as a director of Five Below.

Ronald L. Sargent.    Mr. Sargent has served as a director since 2004. Mr. Sargent has served as the Chief Executive Officer of Staples, Inc., an office supply company, since 2002 and as Chairman of its board of directors since 2005. Prior to becoming Chairman and Chief Executive Officer, Mr. Sargent held a variety of executive positions at Staples, Inc. since joining the company in 1989. Mr. Sargent currently serves as a director of The Kroger Co. and previously served as a director of The Home Depot, Inc. and Mattel, Inc. Mr. Sargent’s experience as an executive officer and director of Staples, Inc. as well as his extensive experience in the retail industry led to the conclusion that he should serve as a director of Five Below.

In addition to the information presented above regarding each director’s specific experiences, qualifications, attributes and skills, we believe that all of our directors have a reputation for integrity and adherence to high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and our board. Finally, we value our directors’ experience on other company boards and board committees.

Our executive officers are appointed by our board of directors and serve until their successors have been duly appointed and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of eight members. Our amended and restated articles of incorporation and amended and restated bylaws provide that our board of directors will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by resolution of the board of directors.

Our amended and restated articles of incorporation provides for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors are Messrs. Devine and Sargent, and their terms will expire at the annual general meeting of shareholders to be held in 2016;

•	the Class II directors are Messrs. Collins, Crawford and Ryan, and their terms will expire at the annual general meeting of shareholders to be held in 2014; and

•	the Class III directors are Messrs. Mussafer, Schlessinger and Vellios, and their terms will expire at the annual general meeting of shareholders to be held in 2015.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal. Any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors will make it more difficult for a third party to acquire control of us.

Prior to our IPO, our shareholders agreement had provided that the holders of our capital stock must agree to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our Series A 8% convertible preferred stock and three individuals designated by holders of our common stock. Messrs. Collins, Crawford, Mussafer and Ryan are the designees of holders of our Series A 8% convertible preferred stock and Messrs. Sargent, Schlessinger and Vellios are the designees of holders of our common stock. The terms of the shareholders agreement related to the election of directors terminated upon the closing of the IPO. See “Certain Relationships and Related Party Transactions—Second Amended and Restated Shareholders Agreement.”

Director Independence

Our board of directors observes all applicable criteria for independence established by The NASDAQ Stock Market LLC and other governing laws and applicable regulations. No director will be deemed to be independent unless our board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Collins, Crawford, Devine, Mussafer, Ryan and Sargent are independent as defined under the corporate governance rules of The NASDAQ Stock Market LLC. Of these six independent directors, our board has determined that: (i) Messrs. Devine, Ryan and Sargent, who comprise our audit committee; (ii) Messrs. Collins, Crawford and Ryan, who comprise our compensation committee; and (iii) Messrs. Crawford, Mussafer and Sargent, who comprise our nominating and corporate governance committee, each satisfy the independence standards for those committees established by the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. Our board of directors also determined that Howard Ross, a former member of our board of directors and a former member of the audit committee, was independent as defined under the corporate governance rules of The NASDAQ Stock Market LLC and satisfied the independence standards for the audit committee established by the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC.

Board Leadership Structure and Board’s Role in Risk Oversight

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the board of directors. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the board of directors with Mr. Vellios serving as our Chief Executive Officer and Mr. Schlessinger serving as Executive Chairman of the board. We believe this is appropriate as it provides Mr. Vellios with the ability to focus on our day-to-day operations while allowing Mr. Schlessinger to lead our board of directors in its fundamental role of providing advice to, and oversight of management. In addition, as Executive Chairman, Mr. Schlessinger remains involved in key matters affecting our business and in implementing our growth strategy.

Our board of directors plays an active role in overseeing management of our risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee oversees management of financial risks. Our nominating and corporate governance committee is responsible for managing risks associated with the independence of the board of directors. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each standing committee is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee operates under a charter that was approved by our board of directors and is available on our website, www.fivebelow.com, under the “Investor Relations” section.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The audit committee has the following responsibilities, among others things, as set forth in the audit committee charter:

•	selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	overseeing management of financial risks;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	approving related party transactions; and

•	reviewing whistleblower complaints relating to accounting, internal accounting controls or auditing matters and overseeing the investigations conducted in connection with such complaints.

Our audit committee consists of Messrs. Devine, Ryan and Sargent. Mr. Devine serves as the chairperson of the audit committee. Mr. Devine was elected as a member of the audit committee and to serve as chairperson of the audit committee in March 2013 following Mr. Ross’s resignation from both positions. Mr. Ross was a member of the audit committee and served as the chairperson of the audit committee in fiscal 2012. All of the members of the audit committee are independent for purposes of serving on the audit committee and meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. Our board has determined that Mr. Devine is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication defined under the applicable rules of The NASDAQ Stock Market LLC. See “—Director Independence.”

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee has the following responsibilities, among other things, as set forth in the compensation committee’s charter:

•

reviewing and approving compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

•	reviewing and recommending the terms of employment agreements with our executive officers;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock-based compensation criteria for our employees;

•	reviewing and recommending the appropriate structure and amount of compensation for our directors;

•	overseeing the management of risks relating to our executive compensation plans and arrangements;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Our compensation committee consists of Messrs. Collins, Crawford and Ryan. Mr. Ryan was elected chairperson of the compensation committee in March 2013. Prior to his election, Mr. Collins served as the chairperson of the compensation committee. All of the members of the compensation committee are determined to be independent under applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. See “—Director Independence.” The compensation committee has the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the compensation committee may deem appropriate in its sole discretion.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. Among other matters, the nominating and corporate governance committee is responsible for the following as set forth in the nominating and corporate governance committee charter:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	managing risks associated with the independence of the board of directors;

•	evaluating and making recommendations as to the size and composition of the board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

Our nominating and corporate governance committee consists of Messrs. Crawford, Mussafer and Sargent. Mr. Sargent serves as the chairperson of the nominating and corporate governance committee. Mr. Sargent was elected chairperson of the nominating and corporate governance committee in March 2013. Prior to his election, Mr. Mussafer served as the chairperson of the nominating and corporate governance committee. All of the members of the nominating and corporate governance committee are determined to be independent under applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. See “—Director Independence.”

Director Compensation

In fiscal 2012, prior to the closing of our IPO, our directors did not receive compensation for their service as directors. Following the IPO, each of our non-employee directors who was not affiliated with either Advent or LLR Equity Partners was paid:

•	an annual cash retainer of $40,000;

•	an additional retainer of $15,000 for the audit committee chair and the compensation committee chair and $10,000 for the nominating and corporate governance committee chair; and

•	an annual equity grant of $60,000 of restricted stock or restricted stock units.

Effective February 3, 2013, each of our non-employee directors who is not affiliated with Advent is paid:

•	an annual cash retainer of $50,000;

•	an additional retainer of $25,000 for the audit committee chair and the compensation committee chair and $15,000 for the nominating and corporate governance committee chair; and

•	an annual equity grant of $75,000 of restricted stock or restricted stock units.

Each director has the option to receive some or all of his cash retainer in the form of equity grants. Directors do not receive a fee for attending meetings, but they are entitled to reimbursement of travel expenses relating to their service.

The following table sets forth information on compensation of all our non-employee directors for fiscal 2012:

Name	Fees Earned or Paid in Cash(1) ($)	Restricted Stock Awards(2) ($)	All Other Compensation ($)	Total ($)
Steven J. Collins	—	—	—	—
Andrew W. Crawford	—	—	—	—
David M. Mussafer	—	—	—	—
Howard D. Ross	—	—	—	—
Thomas M. Ryan	20,000	59,993	—	79,993
Ronald L. Sargent	20,000	59,993	—	79,993

(1)	Cash fees include annual director’s retainer and, where applicable, committee chair fees.
(2)	The amounts reported in this column reflect the fair value on the grant date of the restricted stock awards granted in fiscal 2012 computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation—Stock Compensation. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of restricted stock awards contained in Note 1 and Note 5 to our audited financial statements included elsewhere in this prospectus. Messrs. Ryan and Sargent were each granted 3,529 shares at $17.00 on July 18, 2012, which was a prorated portion of the $75,000 annual grant based on each director’s service to the Company, while the Company was public in the last fiscal year. The aggregate number of shares of restricted stock outstanding at fiscal year-end for each non-employee director is as follows: 3,529 shares for each of Messrs. Ryan and Sargent.

Compensation Committee Interlocks and Insider Participation

During the past fiscal year, Messrs. Collins, Crawford, Mussafer, Ross, Ryan and Sargent served as members of the compensation committee. Messrs. Mussafer, Ross and Sargent served as members of the committee until the closing of our IPO in July 2012, at which point each of Messrs. Crawford and Ryan joined Mr. Collins as a member of such committee. Each of Messrs. Collins, Crawford, Mussafer, Ross, Ryan and Sargent has relationships with us that require disclosure under Item 404 of Regulation S-K under the Exchange Act. See “Certain Relationships and Related Party Transactions” for more information.

None of these individuals was at any time an officer or an employee of Five Below. In addition, none of our executive officers currently serves, or in fiscal 2012 served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.fivebelow.com. Disclosure regarding any amendments to the code, or any waivers of its requirements, will be included in a current report on Form 8-K within four business days following the date of the amendment or waiver, unless posting such information on our website will then satisfy the rules of The NASDAQ Stock Market LLC.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is available on our website at www.fivebelow.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis provides an overview of our executive compensation program together with a description of the material factors underlying the decisions that resulted in the compensation provided with respect to fiscal 2012 to our principal executive officer, our principal financial officer and our two other most highly compensated executive officers. These individuals are referred to collectively as the Named Executive Officers.

The following table identifies the Named Executive Officers, as well as the positions held by such individuals:

Name	Position on February 2, 2013
David Schlessinger	Executive Chairman and Founder
Thomas G. Vellios	President, Chief Executive Officer and Founder
Kenneth R. Bull	Chief Financial Officer, Secretary and Treasurer
David Johnston	Chief Operating Officer

Overview

Our compensation philosophy for our Named Executive Officers has been driven by the need to recruit, develop, motivate and retain top talent both in the short term and long term, to create long-term value for the shareholders and to align each Named Executive Officer’s interests with those of our shareholders.

Other factors affecting compensation are:

•	Our annual performance;

•	Impact of the employee’s performance on our results;

•

Our objective to incentivize and maximize the attainment of annual performance goals by providing market competitive levels of compensation for target performance and above-market levels of compensation for “stretch” performance through a rigorous goal setting process; and

•	Internal equity and external market competitiveness.

Elements of Our Executive Compensation and Benefits Programs

Consistent with the philosophy that compensation to the Named Executive Officers should be aligned closely with our short- and long-term financial performance, a portion of executive compensation is “at risk” and is tied to the completion of certain continued service thresholds with us and/or the attainment of certain financial goals. However, we believe that it is prudent to provide competitive base salaries and other benefits to attract and retain the appropriate management talent in order to achieve our strategic objectives. Accordingly, we provide compensation to our Named Executive Officers through a combination of the following:

•	Base salary;

•	Annual cash incentives;

•	Long-term equity incentives; and

•	Retirement (401(k) Plan), employee stock purchase plan, health and welfare benefits and limited perquisites.

Purpose and Philosophy

We follow several principles in the development and administration of the above four main elements of our executive compensation program. In establishing executive compensation, we believe that:

•	Our executive compensation programs are aligned with and support the strategic direction of our business;

•	We design compensation levels to reflect the level of accountability and future potential of each executive and the achievement of outstanding individual results;

•	Our compensation programs are designed to link pay with overall company performance and reward executives for behaviors which drive shareholder value creation;

•

As an executive’s level of responsibility increases, the proportion of compensation “at risk” may increase; however, executive compensation programs should not encourage excessive or unnecessary risks; and

•	The design and administration of our compensation programs will reflect best practices to be financially efficient, affordable and legally compliant.

Role of the Compensation Committee

As described in more detail under “Management—Committees of the Board of Directors—Compensation Committee,” the compensation committee operates under a written charter, which sets forth the roles and responsibilities of the compensation committee regarding executive compensation.

Messrs. Collins, Crawford and Ryan are members of the compensation committee, all of whom are independent under the rules and regulations of the SEC and The NASDAQ Stock Market LLC.

Role of Executives in Establishing Compensation

Our board of directors has delegated administration of our executive compensation program to the compensation committee. Our Chief Executive Officer and our Executive Chairman provide recommendations regarding the design of our compensation programs to the compensation committee for all Named Executive Officers, excluding themselves. Upon the compensation committee’s approval, the execution of the elements of the executive compensation programs is the responsibility of the Chief Financial Officer and/or his delegees.

In fiscal 2012, both our Chief Executive Officer and our Executive Chairman attended each of our compensation committee meetings, but were not present during executive sessions when matters related to them were discussed.

Compensation Consultant, Peer Group Comparison & Benchmarking

From time to time, the compensation committee has worked internally to informally ascertain best practices in the design of our executive compensation programs but has not utilized any benchmarking in designing or setting executive compensation during the time that we were privately held or at any time during fiscal 2012. The compensation committee has generally been focused on incentivizing and rewarding internal results and has not generally engaged in any peer group or market review in the design of our executive compensation programs. Compensation consultants did not play any role in determining or recommending the amount or form of executive and director compensation in fiscal 2012.

Relative Size of Major Compensation Elements

The combination of base salary, annual cash incentives and long-term equity incentives comprises the main elements of the compensation of our Named Executive Officers. In setting executive compensation, the compensation committee considers the aggregate compensation payable to a Named Executive Officer and the form of that compensation. The compensation committee seeks to achieve the appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives, long-term equity incentives and retirement/perquisites to best fit a Named Executive Officer’s specific circumstances. For example, the compensation committee may make the decision to award more cash and not award an equity grant. This provides more flexibility to the compensation committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the vesting required for equity options. The compensation committee may also increase the amount of equity option grants to an executive officer if the total number of career equity option grants does not adequately reflect the executive’s current position with us or if an above-market compensation package is necessary to attract and retain critical talent. The compensation committee will generally determine to set or adjust the types of compensatory incentive either upon hire of a Named Executive Officer or prior to the commencement of a fiscal year, as appropriate. However, the compensation committee reserves the right to adjust compensatory items during the course of a fiscal year to respond to changes in our performance or as may be needed to retain key personnel. Additionally, the compensation committee may decide to make equity grants, as appropriate, throughout the fiscal year, which may increase the executive’s allocation of compensation toward long-term equity incentives in any given fiscal year.

Base Salary

We provide Named Executive Officers with base salaries to compensate them for services rendered during the year. The compensation committee believes that competitive salaries must be paid in order to attract and retain high-quality executives. The compensation committee annually reviews base salary for executive officers and makes adjustments only when necessary based on the executive’s and our performance.

On September 28, 2011, Messrs. Schlessinger’s and Vellios’s employment letter agreements were each amended to reflect base salary increases and to provide that annual review of the base salaries of each of Messrs. Schlessinger and Vellios would not be required to occur again until fiscal 2014 (although the compensation committee reserved the right to modify such salaries if the performance of either executive so warranted). Accordingly, such amendments increased Mr. Schlessinger’s annual base salary from $400,000 to $600,000 and Mr. Vellios’ annual base salary from $600,000 to $700,000. Based on these increases, it was the intention of the compensation committee that the base salaries of each of Messrs. Schlessinger and Vellios would remain at such levels until at least 2014. Therefore, the base salaries of each of Messrs. Schlessinger and Vellios were unchanged in fiscal 2012.

Effective April 1, 2012, the compensation committee increased Mr. Bull’s annual base salary from $275,000 to $325,000 in connection with his promotion to the position of Chief Financial Officer. Although no formal benchmarking was undertaken, the compensation committee believes that a base salary of this amount is typical for the principal financial officer of a publicly traded company and was necessary to induce Mr. Bull to accept the promotion and to retain his services during a crucial period in the Company’s development. Accordingly, the compensation committee determined that a base salary of $325,000 was appropriate base compensation for a chief financial officer of a company of our size and type.

Effective June 4, 2012, Mr. Johnston joined us as our Chief Operating Officer and we entered into an employment agreement with an annual base salary of $400,000. The compensation committee determined that a base salary of this amount was necessary to induce Mr. Johnston to leave his prior employer and to accept the Company’s offer. The compensation committee determined that given Mr. Johnston’s previous position and compensation at his prior employer, that a base salary of $400,000 was necessary to induce Mr. Johnston to accept the Company’s offer of employment. Additionally, although no formal benchmarking was undertaken, the compensation committee believes that base compensation of $400,000 is appropriate for a chief operating officer of a company of our size and type.

Annual Incentive Compensation

We provide cash incentive awards to Named Executive Officers for achieving and exceeding our annual financial goals, which are generally based on the attainment of certain pre-established performance criteria under the Five Below, Inc. 2012 Performance Bonus Plan, or the Performance Bonus Plan, as described more fully under “Employee Benefit Plans—Five Below, Inc. Performance Bonus Plan.” Notwithstanding the foregoing, the compensation committee retains discretion to offer discretionary bonuses outside of this plan to our Named Executive Officers as our performance, retention concerns and other business needs may dictate. The Performance Bonus Plan is administered by the compensation committee, which makes its award determinations based upon the attainment of the performance criteria previously determined and approved by the compensation committee for that fiscal year. Awards under the Performance Bonus Plan are designed to motivate and compensate executives for the achievement of our annual business objectives.

Pursuant to their employment letter amendments, Messrs. Schlessinger and Vellios received contractual rights to be paid an annual bonus of 40% of such executive’s base salary if we achieved Adjusted EBITDA of $40.1 million (determined after subtracting all incentive payments made under our incentive compensation program) or 50% of such executive’s base salary if we achieved Adjusted EBITDA of $42.6 million (determined after subtracting all incentive payments made under our incentive compensation program), in each case during fiscal 2011. On March 19, 2012, prior to the IPO, the compensation committee reviewed the performance of Messrs. Schlessinger and Vellios in 2011 and determined that based on our substantial growth both in size and in sales, payment of their contractual bonuses would not appropriately recognize such outstanding performance. In this regard, the compensation committee subjectively concluded that the extraordinary contributions and leadership of Messrs. Schlessinger and Vellios were integral to our significant success over such time. Accordingly, the compensation committee exercised its discretion to authorize bonuses in excess of those potentially payable and granted each executive a discretionary, one-time bonus of $3.0 million. At the time of these payments, the compensation committee retained the discretion to authorize cash bonuses in excess of those potentially payable under an annual incentive plan term sheet.

In June 2012, our compensation committee approved the performance targets and the potential bonus payouts for the Named Executive Officers for fiscal 2012 under the Performance Bonus Plan. The compensation committee determined that a main business objective was to continue to increase our operating income. Accordingly, for fiscal 2012, our compensation committee determined that our executive officers were to receive no payments under the Performance Bonus Plan, unless our operating income (determined prior to giving effect to any bonuses potentially payable under the Performance Bonus Plan) exceeded our target goal of $30.0 million by at least 20%. If operating income exceeded $36.0 million, then each executive officer would receive a target performance bonus equal to 20% of the executive’s base salary in effect as of the end of fiscal 2012 (other than Mr. Johnston who would receive 37.5% of his base salary). If our operating income exceeded $39.7 million, then each executive officer would receive a maximum performance bonus equal to 40% of the executive’s base salary (other than Mr. Johnston who would receive 75.0% of his base salary). The performance bonus would not be interpolated if our operating income was between the target goal and the maximum goal.

The compensation committee focused its annual bonus program on operating income, because it believes that this metric is essential in determining the Company’s ability to generate sufficient income for the Company to increase its market share, which is essential to our future growth. The compensation committee separately determined that exceeding our goal of $30.0 million in operating income by 20% was an aggressive, although attainable target. The compensation committee set the maximum performance target of exceeding our goal of $30.0 million in operating income by 32%, which the compensation committee determined was indicative of truly outstanding performance.

On February 28, 2013, the compensation committee reviewed our individual Performance Bonus Plan results for fiscal 2012 performance and determined that the Company’s operating income (determined prior to giving effect to any bonuses potentially payable under the Performance Bonus Plan) was $41.3 million, after adjustment for secondary offering expenses of $1.0 million that were not contemplated when the Performance

Bonus Plan was approved. Because the maximum operating income performance target was exceeded, each of our Named Executive Officers received the maximum performance bonus of 40% of such executive’s base salary (except for Mr. Johnston, who, as stated above, was eligible to receive 75.0% of his base salary with respect to such performance).

Name	Bonus Earned in Fiscal 2012
David Schlessinger	$240,000
Thomas G. Vellios	$280,000
Kenneth R. Bull	$130,000
David Johnston	$300,000

Please see “Executive Compensation Decisions Occurring after the End of Fiscal Year 2012” below for a discussion of the bonus performance targets or potential bonus payouts for fiscal 2013.

Long-term Equity Incentive Compensation

Equity awards are a vital piece of our total compensation package and are designed to support our long-term strategy, provide a mechanism to attract and retain talent and to create a commonality of interest between management and our shareholders. Awards under the Five Below, Inc. Amended and Restated Equity Incentive Plan, or the Equity Incentive Plan, are intended to compensate Named Executive Officers for sustained long-term performance that is aligned with shareholder interests and to encourage retention through vesting schedules. Long-term equity incentive awards may take a variety of forms, such as stock options and restricted stock grants. Levels and frequency of awards are determined by the compensation committee. Such awards are designed to reflect a recipient’s level of responsibility and performance.

While initial hire and promotion grants are targeted to be at competitive levels, actual award values will reflect our actual long-term performance (through stock price appreciation and achievement of long-term performance goals). Service-based restricted stock awards can also be granted as appropriate to recognize performance and provide ownership and/or retention focus. Long-term incentives have the capacity to be the largest component of executive compensation, if our performance and stock price exceed our expectations.

On March 1, 2012, the compensation committee made a grant of non-qualified stock options to Mr. Bull because of our fiscal 2011 financial review, which included our and Mr. Bull’s individual performance over such time. Specifically, the compensation committee took into account our financial and operating results during fiscal 2011, and Mr. Bull’s individual performance. Accordingly, Mr. Bull was awarded 17,300 non-qualified stock options with an exercise price of $11.22 per share. The grant was made under the Equity Incentive Plan and the exercise price was based on the fair market value of our stock on the date of grant. In general, 50% of Mr. Bull’s stock options vest and become exercisable two years after grant. The remaining 50% of each of the stock options vest in equal 6.25% increments, every 90 days thereafter, during the third and fourth year after grant. All vesting events are generally contingent upon continuous employment through the applicable vesting date. Finally, the compensation committee determined that the vesting component of the awards provided additional retention incentives so that we would be more likely to retain Mr. Bull’s services.

On March 22, 2012, the compensation committee cancelled options to purchase 1,010,310 shares of common stock made to each of Messrs. Schlessinger and Vellios in exchange for an award of 1,010,310 shares of common stock (of which 673,540 were restricted and 336,770 were unrestricted as of the grant date). In general, the forfeiture restrictions applicable to the restricted shares lapsed as to 336,770 shares on March 22, 2013, and the restrictions applicable to the remaining 336,770 shares will lapse on March 22, 2014, subject to such executive’s continued employment with us through such date, as more fully described below in the section entitled “—Option Cancellation Agreements.” The compensation committee had decided that the prior option grants did not appropriately recognize the efforts of Messrs. Schlessinger and Vellios in greatly expanding our sales and profitability, and accelerating our growth. Accordingly, to recognize those efforts and to further incentivize each of these executives to continue his efforts on behalf of us, the compensation committee granted these shares of restricted stock to each of Messrs. Schlessinger and Vellios. In addition, the compensation committee determined that this stock grant more appropriately aligned Messrs. Schlessinger’s and Vellios’ incentives with the interests of our shareholders.

On June 4, 2012, Mr. Johnston joined us as our Chief Operating Officer and entered into an employment agreement with an initial hire grant of non-qualified stock options to purchase 173,000 shares under the Equity Incentive Plan. The exercise price of such options is $17.00 per share, which is equal to the greater of (a) the per share fair market value of our stock on the effective date of the grant and (b) the public per share price of our stock on the closing date of the IPO. In general, 50% of Mr. Johnston’s stock options vest and become exercisable two years after grant. The remaining 50% of the stock options vest in equal 6.25% increments, every 90 days thereafter, during the third and fourth year after grant. All vesting events are generally contingent upon Mr. Johnston’s continuous employment through the applicable vesting date.

The compensation committee believed that such a grant was necessary to induce Mr. Johnston to accept the Company’s offer of employment and would assist in making Mr. Johnston partially whole for the unvested and cash incentive compensation potentially payable by his prior employer that would be forfeited upon Mr. Johnston’s acceptance of the Company’s offer. Additionally, the compensation committee believed that subjecting the award to the above vesting conditions was essential so that we would be more likely to retain Mr. Johnston’s services.

Please see “Employee Benefit Plans” below and the discussion of “Five Below, Inc. Amended and Restated Equity Incentive Plan” for a more complete summary of this plan.

Retirement, Health and Welfare Benefits and Other Perquisites

Our Named Executive Officers are entitled to participate in all of our employee benefit plans, including medical, dental, vision, group life and disability insurance, the Employee Stock Purchase Plan and the Five Below 401(k) Retirement Savings Plan. We provide vacation and paid holidays to our Named Executive Officers. Generally, our Named Executive Officers participate in these plans and programs on the same or similar basis as are offered to our other senior employees.

Executive Compensation Decisions Occurring after the End of Fiscal Year 2012

On May 30, 2013, the compensation committee approved the performance targets and the potential bonus payouts for the Named Executive Officers for fiscal 2013 under the Performance Bonus Plan. The compensation committee has determined that a main business objective is to continue to increase our operating income. Accordingly, for fiscal 2013, our compensation committee determined that Named Executive Officers will receive no payments under the Performance Bonus Plan, unless our adjusted operating income (determined prior to giving effect to any bonuses potentially payable under the Performance Bonus Plan) meets or exceeds our target goal of $64.0 million. Adjusted operating income is defined as our operating income, adjusted to exclude the impact of: (1) stock-based compensation expense that relates to the cancellation of stock options granted to our founders in fiscal year 2010 to purchase 2,020,620 shares of common stock, in exchange for the grant of an equal number of restricted shares that vest through March 2014 and on-going expense recognition of the awards over the remaining vesting period; (2) fees incurred in connection with any secondary public offering of shares of our common stock; and (3) any other adjustments that may be approved by the compensation committee. At its discretion, the compensation committee may withhold any or all of an executive officer’s bonus based on the committee’s evaluation of such individual’s performance.

If our adjusted operating income meets or exceeds $64.0 million, then each Named Executive Officer will receive a target performance bonus equal to 5% of the executive’s base salary in effect as of the end of fiscal 2013 (other than Mr. Johnston who will receive 7.5%). If our adjusted operating income meets or exceeds $65.7 million, then each Named Executive Officer will receive a target performance bonus equal to 25% of the executive’s base salary in effect as of the end of fiscal 2013 (other than Mr. Johnston who will receive 37.5%). If our adjusted operating income meets or exceeds $68.8 million, then each Named Executive Officer will receive a target performance bonus equal to 35% of the executive’s base salary in effect as of the end of fiscal 2013 (other than Mr. Johnston who will receive 52.5%). If our adjusted operating income meets or exceeds $71.4 million, then each Named Executive Officer will receive a maximum performance bonus equal to 50% of the executive’s base salary (other than Mr. Johnston who will receive 75%). The performance bonus will not be interpolated if our adjusted operating income is between any of the target goals.

Additionally, effective March 24, 2013, the compensation committee increased Mr. Bull’s annual base salary to $338,000. The compensation committee believed that such change was warranted due to Mr. Bull’s performance.

Employment Agreements

We have entered into employment letter agreements with each of Messrs. Schlessinger and Vellios. Additionally, effective as of April 16, 2012 and May 16, 2012, we entered into an employment agreement with Mr. Bull and Mr. Johnston, respectively. These agreements are further described below in the “Employment Agreements” section. Additionally, the benefits potentially payable under these agreements are more fully described below in the section entitled “—Potential Payments Upon Termination or Change of Control.”

Executive Compensation

The following table shows the annual compensation paid to or earned by the Named Executive Officers for fiscal years 2012 and 2011:

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards ($)(3)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
David Schlessinger	2012	623,564	—	240,000	8,696,129	—	586	9,560,279
Executive Chairman and Founder	2011	600,000	3,000,000	—	—	—	48,062	3,648,062

Thomas G. Vellios	2012	727,410	—	280,000	8,696,129	—	586	9,704,125
President, Chief Executive Officer and Founder	2011	700,000	3,000,000	—	—	—	47,554	3,747,554

Kenneth R. Bull	2012	327,410	—	130,000	—	100,340	2,464	560,214
Chief Financial Officer, Secretary and Treasurer(1)	2011	262,956	68,750	—	—	121,542	470	453,718

David Johnston	2012	261,704	—	300,000	—	1,435,710	191	1,997,605
Chief Operating Officer(2)

(1)	On April 12, 2012, Mr. Bull was named Chief Financial Officer.
(2)	On June 4, 2012, Mr. Johnston was named Chief Operating Officer.
(3)	The amounts in these columns, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each share and option award. Further detail surrounding the shares or options awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised or the share price on the date of sale. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model or at the grant date.

(4)	“All Other Compensation” consists of the following:

Name	Year	Reimbursement of Legal Fees and Related Income Taxes ($)	401(k) Company Matching Contribution ($)	Imputed Income from Long Term Disability Coverage ($)	Total ($)
David Schlessinger	2012	—	—	586	586
	2011	48,062	—	—	48,062

Thomas G. Vellios	2012	—	—	586	586
	2011	47,084	—	470	47,554

Kenneth R. Bull	2012	—	1,878	586	2,464
	2011	—	—	470	470

David Johnston	2012	—	—	191	191

Grants of Plan-Based Awards

The following table shows all grants of awards in fiscal 2012 to each of the executive officers named in the Summary Compensation Table:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
David Schlessinger	3/22/2012	—	—	—	—	—	—	1,010,310	—	—		8,696,129
	—	—	120,000	240,000	—	—	—	—	—	—		—

Thomas G. Vellios	3/22/2012	—	—	—	—	—	—	1,010,310	—	—		8,696,129
	—	—	140,000	280,000	—	—	—	—	—	—		—

Kenneth R. Bull	3/1/2012	—	—	—	—	—	—	—	17,300	9.20	(4)	100,340
	—	—	65,000	130,000	—	—	—	—	—	—		—

David Johnston	6/4/2012	—	150,000	300,000	—	—	—	—	173,000	17.00		1,435,710

(1)	These shares of restricted stock vest(ed) as follows: 336,770 shares on each of March 22, 2012, March 22, 2013 and March 22, 2014, respectively.
(2)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% every 90 days thereafter.
(3)	The amounts in this column, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each share and option award. Further detail surrounding the shares or options awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised or the share price on the date of sale. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model or at the grant date.
(4)	The exercise price has been adjusted from the original exercise price of $11.22 to reflect a special dividend we paid on May 16, 2012 of $2.02 per share on shares of our common stock and on an as-converted basis on shares of our then outstanding Series A 8% convertible preferred stock. Such adjustment applied to all outstanding options on the date of the dividend.

Outstanding Equity Awards at Year End Fiscal 2012

The following table details information concerning unexercised stock options, stock options that have not vested and stock awards that have not vested for each of the executive officers named in the Summary Compensation Table as of February 2, 2013:

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Unearned of Shares, Units or Other Rights That Have Not Vested ($)
David Schlessinger	—	—		—	—		—	673,540	(1)	24,988,334	—	—
Thomas G. Vellios	—	—		—	—		—	673,540	(1)	24,988,334	—	—
Kenneth R. Bull	—	8,650	(2)	—	4.28	(3)	5/25/2021	—		—	—	—
	—	25,950	(2)	—	4.95	(3)	10/18/2021	—		—	—	—
	—	17,300	(2)	—	9.20	(3)	3/1/2022	—		—	—	—
	—	—		—	—		—	433	(4)	16,064	—	—
	—	—		—	—		—	3,244	(4)	120,352	—	—
David Johnston	—	173,000	(2)	—	17.00		5/21/2022	—		—	—	—

(1)	These shares of restricted stock vest(ed) as follows: 336,770 shares on each of March 22, 2013 and March 22, 2014, respectively.
(2)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% of the stock options vest and become exercisable every 90 days thereafter.
(3)	The exercise price has been adjusted from the original exercise price of $6.30, $6.97 and $11.22, respectively, to reflect a special dividend we paid on May 16, 2012 of $2.02 per share on shares of our common stock and on an as-converted basis on shares of our then outstanding Series A 8% convertible preferred stock. Such adjustment applied to all outstanding options on the date of the dividend.
(4)	These shares are subject to a repurchase option exercisable by us in the event of an employment resignation or termination of employment prior to vesting.
(5)	This value was calculated using the closing price on February 1, 2013, the last trading date before the end of fiscal 2012 ($37.10).

Option Exercises and Stock Vested

During fiscal 2012, none of our executive officers exercised any previously issued stock options.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting		Value Realized on Vesting ($)
David Schlessinger	—	—	336,770	(1)	3,778,559(5)
Thomas G. Vellios	—	—	336,770	(1)	3,778,559(5)
Kenneth R. Bull	—	—	1,297	(2)	14,552(5)
	—	—	1,730	(3)	39,804(6)
	—	—	7,136	(4)	110,749(7)
David Johnston	—	—	—		—

(1)	These shares of restricted stock vested on March 22, 2012.
(2)	These shares of restricted stock vested on March 31, 2012.
(3)	Approximately 432 shares of restricted stock vested on each of March 29, 2012, June 29, 2012, September 29, 2012 and December 29, 2012, respectively.
(4)	5,190 shares of restricted stock vested on March 28, 2012 and approximately 649 shares of restricted stock vested on each of June 28, 2012, September 28, 2012 and December 28, 2012, respectively.
(5)	This value was calculated using the closest independent valuation to March 22, 2012 of $11.22 on February 21, 2012.
(6)	This value was calculated using the closest independent valuation to March 29, 2012 and June 29, 2012 of $11.22 and $9.86, respectively, and the closing price as of the last trading date before September 29, 2012 and December 29, 2012 of $39.08 and $31.98, respectively.

(7)	This value was calculated using the closest independent valuation to March 28, 2012 and June 28, 2012 of $11.22 and $9.86, respectively, and the closing price as of September 28, 2012 and December 28, 2012 of $39.08 and $31.98, respectively.

Potential Payments Upon Termination or Change of Control

Termination Prior to a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without “cause” or Mr. Schlessinger terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $400,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid for a period of 12 months;

•

monthly payments equal to continued health and dental benefits for a period of up to 18 months, extended an additional 6 months following the expiration of such 18-month period if Mr. Schlessinger was still eligible to receive continued COBRA coverage as of the end of such 18-month period, which we refer to as the Medical Payments; and

•

monthly payments equal to a full tax gross up for federal, state and local income taxes based upon highest marginal tax rates solely with respect to each Medical Payment, which we refer to as the Medical Gross Up.

Termination Following a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without cause or Mr. Schlessinger terminates his employment for good reason, in either case, after a Change of Control Transaction, Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $800,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid for a period of 24 months;

•	the Medical Payments; and

•	the Medical Gross Up.

Termination Prior to a Change of Control—Mr. Vellios

If we terminate Mr. Vellios’ employment without “cause” or Mr. Vellios terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Vellios will be entitled to receive:

•

severance payments, equal to the greater of: (i) base salary in effect on the date of termination or resignation or (ii) unless Mr. Vellios approved a reduction in annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid for a period of 12 months;

•	the Medical Payment; and

•	the Medical Gross Up.

Termination Following a Change of Control—Mr. Vellios

If we terminate Mr. Vellios’ employment without cause or Mr. Vellios terminates his employment for good reason, in either case, after a Change of Control Transaction, Mr. Vellios will be entitled to receive:

•

severance payments, equal to the greater of: (i) base salary in effect on the date of termination or resignation or (ii) unless Mr. Vellios approved a reduction in annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid for a period of 24 months;

•	the Medical Payment; and

•	the Medical Gross Up.

Pursuant to Messrs. Schlessinger’s and Vellios’ Employment Letter Agreements, “cause” is defined as one of the following:

•

the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a crime that prevents the executive from effectively managing us or that has a material adverse effect on our reputation or business activities;

•

the executive’s gross negligence, dishonesty, misappropriation of funds or other willful misconduct in the course of employment that has a material adverse effect on our reputation or business activities; or

•	the executive’s substance abuse, including abuse of alcohol or use of controlled drugs (other than in accordance with a physician’s prescription).

“Good reason” is defined as one of the following:

•	a material adverse change in the executive’s title, authority, responsibilities or duties;

•	a reduction or other material adverse change in the executive’s base salary or benefits;

•	a requirement that the executive report to anyone other than our board of directors;

•	a relocation of the executive’s principal offices by more than 25 miles; or

•	any other willful action or inaction by us that constitutes a material breach of the applicable Employment Letter Agreement.

However, no event described above will constitute “good reason” unless (i) the executive provides written notice of the event within the 60-day period following its occurrence and (ii) we fail to cure such event within 30 days after receipt of his notice.

A “Change of Control Transaction” is deemed to have occurred if:

•	any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

•

a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

•

a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation’s board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

•	any person or group acquires all or substantially all of our assets;

•	we complete a full liquidation or dissolution; or

•

our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

As described more fully below under “—Employment Agreements,” Messrs. Schlessinger and Vellios are also subject to certain restrictive covenants, including non-competition, non-solicitation and confidentiality.

Termination Without Cause—Mr. Bull

If we terminate Mr. Bull’s employment without “cause” (as such term is defined below), Mr. Bull will be entitled to receive:

•	base salary continuation for six months based on his base salary in effect on the date of termination less any amounts earned during the applicable six month post termination period; and

•	monthly payments equal to continued health and dental benefits for a period of up to six months.

Pursuant to Mr. Bull’s employment agreement, “cause” is defined as one of the following:

•	the executive’s alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription);

•

the executive’s refusal, failure or inability to perform any material obligation or fulfill any duty (other than a duty or obligation relating to confidentiality, noncompetition, nonsolicitation or proprietary rights) to us (other than due to a “disability” as defined in our Equity Incentive Plan), which failure, refusal or inability is not cured by the executive within 10 days after receipt of notice;

•	the executive’s gross negligence or willful misconduct in the course of employment;

•

any breach by the executive of any obligation or duty to us or any of our affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights;

•	other conduct of the executive involving any type of disloyalty to us or any of our affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; or

•	the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a felony or a misdemeanor involving moral turpitude.

Termination Prior to Change of Control—Mr. Johnston

If we terminate Mr. Johnston’s employment without “cause” (as such term is defined below), prior to or after the twelve-month period immediately following a “change in control” (as determined by our board of directors), Mr. Johnston will be entitled to receive:

•	base salary continuation for six months based on his base salary in effect on the date of termination, less any amounts earned during the applicable six-month post termination period; and

•	continued health benefits for a period of up to six months, less any amounts earned during the applicable six month post termination period.

Termination Following a Change of Control—Mr. Johnston

If we terminate Mr. Johnston’s employment without cause, within the twelve-month period immediately following a change in control, Mr. Johnston will be entitled to receive:

•	base salary continuation for twelve months based on his base salary in effect on the date of termination, less any amounts earned during the applicable twelve-month post termination period; and

•	continued health benefits for a period of up to twelve months, less any amounts earned during the applicable twelve-month post termination period.

Pursuant to Mr. Johnston’s employment agreement, “cause” is defined as one of the following:

•	the executive’s alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription);

•	the executive’s gross negligence or willful misconduct in the course of employment;

•

any breach by the executive of any obligation or duty to us or any of our affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights;

•	other conduct of the executive involving any type of disloyalty to us or any of our affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; or

•	the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a felony or a misdemeanor involving moral turpitude.

Potential Payments

The table below summarizes the payments and benefits that each of Messrs. Schlessinger, Vellios, Bull and Johnston would have been entitled to receive if his last day of employment with us had been February 2, 2013.

Name	Cash Severance Payment ($)	Accelerated Restricted Stock Vesting ($)		Accelerated Option Vesting ($)		Health Insurance Coverage ($)		Paid Life Insurance Benefit ($)(6)		Total ($)
David Schlessinger
Voluntary termination for good reason or involuntary termination without cause	600,000	24,988,334	(1)	—		55,200	(3)	—		25,643,534
No termination following a change in control	—	24,988,334	(1)	—		—		—		24,988,334
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,200,000	24,988,334	(1)	—		55,200	(3)	—		26,243,534
Death of Named Executive Officer	—	24,988,334	(1)	—		—		10,000	(6)	24,998,334
Permanent Disability of Named Executive Officer	—	24,988,334	(1)	—		—		—		24,988,334

Thomas G. Vellios
Voluntary termination for good reason or involuntary termination without cause	700,000	24,988,334	(1)	—		55,200	(3)	—		25,743,534
No termination following a change in control	—	24,988,334	(1)	—		—		—		24,988,334
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,400,000	24,988,334	(1)	—		55,200	(3)	—		26,443,534
Death of Named Executive Officer	—	24,988,334	(1)	—		—		10,000	(6)	24,998,334
Permanent Disability of Named Executive Officer	—	24,988,334	(1)	—		—		—		24,988,334

Kenneth R. Bull
Involuntary termination without cause	162,500	—		—		13,800	(4)	—		176,300
No termination following a change in control	—	136,417	(7)	1,925,490	(2)	—		—		2,061,907
Involuntary termination without cause following a change in control	162,500	136,417	(7)	1,925,490	(2)	13,800	(4)	—		2,238,207
Death of Named Executive Officer	—	—		—		—		10,000	(6)	10,000
Permanent Disability of Named Executive Officer	—	—		—		—		—		—

David Johnston
Involuntary termination without cause	200,000	—		—		13,800	(4)	—		213,800
No termination following a change in control	—	—		6,418,300	(2)	—		—		6,418,300
Involuntary termination without cause following a change in control	400,000	—		6,418,300	(2)	27,600	(5)	—		6,845,900
Death of Named Executive Officer	—	—		—		—		10,000	(6)	10,000
Permanent Disability of Named Executive Officer	—	—		—		—		—		—

(1)	This represents the accelerated gain on previously unvested restricted stock for 673,540 shares, using the closing price on February 1, 2013, the last trading date before the end of fiscal 2012 ($37.10).
(2)	This represents the accelerated gain on the exercise of previously unvested time-based stock options for 51,900 and 173,000 shares for Messrs. Bull and Johnston, respectively, using the closing price on February 1, 2013, the last trading date before the end of fiscal 2012 ($37.10).
(3)	Messrs. Schlessinger and Vellios are entitled to a continuation of their health and dental benefits for up to 24 months.
(4)	Messrs. Bull and Johnston are entitled to a continuation of their health and dental benefits for up to six months.
(5)	Mr. Johnston is entitled to a continuation of his health and dental benefits for up to twelve months.
(6)	This represents life insurance premiums under our life insurance program.
(7)	This represents the accelerated gain on previously unvested restricted stock for 3,677 shares, using the closing price on February 1, 2013, the last trading date before the end of fiscal 2012 ($37.10).

Employee Benefit Plans

Five Below, Inc. Amended and Restated Equity Incentive Plan

We amended and restated our Equity Incentive Plan, effective May 14, 2010, to enable us and our affiliated companies to: (a) recruit and retain highly qualified employees, directors and consultants; (b) provide those individuals with an incentive for productivity; and (c) provide those individuals with an opportunity to share in our growth and value. We approved an amended and restated Equity Incentive Plan in June 2012, effective prior to the IPO. Accordingly, a summary of the material terms of such version of the Equity Incentive Plan is described below.

The Equity Incentive Plan permits the grant of (i) incentive stock options, or ISOs; (ii) nonqualified stock options, or NQOs and together with ISOs, Options; (iii) restricted stock awards; and (iv) restricted stock units, or RSUs, which we refer to collectively as Awards, as more fully described below.

Prior to the IPO, Options to purchase common stock and shares of our common stock were each granted to various participants under the Equity Incentive Plan.

All Awards granted under the Equity Incentive Plan are governed by separate written agreements, or Award Agreements, between us and the participants. No Awards may be granted after the ten-year anniversary of the Equity Incentive Plan’s effective date (which is the date of the closing of the IPO), although Awards granted before that time will remain valid in accordance with their terms.

The Equity Incentive Plan is administered by the compensation committee. This committee will designate each eligible individual to whom an Award is to be granted. The board will delegate the authority to the compensation committee to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Equity Incentive Plan), as it may consider appropriate. Any of our employees, consultants, officers or other service providers, or those of our affiliates, are eligible to participate in the Equity Incentive Plan if selected by the compensation committee. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting Awards to one or more of our officers, provided applicable law so permits.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Equity Incentive Plan in connection with Awards is 7.6 million (which amount includes shares in connection with awards granted pursuant to the original Equity Incentive Plan prior to the IPO). In any calendar year, no participant may receive any Award or any combination of Awards that relate to more than 3.8 million shares. In the event of any stock dividend, recapitalization, forward stock split or reverse stock split, reorganization, division, merger, consolidation, spin-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event that affects our common stock, the compensation committee shall make appropriate adjustment in the number and kind of shares authorized by the Equity Incentive Plan and covered under outstanding Awards as it determines appropriate and equitable. Shares of our common stock subject to Awards that expire unexercised or are otherwise forfeited shall again be available for Awards under the Equity Incentive Plan.

An Option entitles the holder to purchase from us a stated number of shares of common stock. An ISO may only be granted to an employee of ours or our affiliates (provided applicable law so permits). The compensation committee will specify the number of shares of common stock subject to each Option and the exercise price for such Option, provided that the exercise price may not be less than the fair market value of a share of common stock on the date the Option is granted. Notwithstanding the foregoing, if ISOs are granted to any 10% shareholder, the exercise price shall not be less than 110% of the fair market value of common stock on the date the Option is granted. Generally, all or part of the exercise price may be paid (i) in cash, or (ii) with the proceeds received from a broker-dealer whom the holder has authorized to sell all or a portion of the common stock covered by the Option, or (iii) with the consent of the compensation committee, in whole or in part in common stock held by the holder and valued at fair market value on the date of exercise, or (iv) by any combination of such methods.

All Options shall be exercisable in accordance with the terms of the applicable Award Agreement. The maximum term of an Option shall be determined by the compensation committee on the date of grant but shall not exceed 10 years (5 years in the case of ISOs granted to any 10% shareholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NQOs.

If a participant terminates employment with us (or our affiliates) due to death or disability, the participant’s unexercised Options may be exercised, to the extent they were exercisable on the termination date or on an accelerated basis as determined by the compensation committee, for a period of twelve months from the termination date or until the expiration of the original Option term, if shorter, or for such other period as determined by the compensation committee. If the participant terminates employment with us (or our affiliates) for cause (as defined in the Equity Incentive Plan), all unexercised Options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant’s employment terminates for any other reason, any vested but unexercised Options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of 90 days from the termination date (or such time as specified by the compensation committee at the time of grant) or until the expiration of the original Option term, whichever period is shorter. Unless otherwise provided by the compensation committee, any Options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

Unless otherwise defined in a participant’s employment agreement, service agreement or offer letter, which will supersede the plan’s definition below, “cause” under the Equity Incentive Plan is defined as one of the following with respect to a participant:

•	habitual intoxication or drug addiction;

•	violation of our written policies, procedures or codes including, without limitation, those with respect to harassment (sexual or otherwise) and ethics;

•	refusal or willful failure to perform such duties as may be reasonably delegated or assigned to the participant, consistent with his or her position;

•	willful refusal or willful failure to comply with any requirement of the Securities and Exchange Commission, or any securities exchange or self-regulatory organization then applicable to us;

•	willful or wanton misconduct in connection with the performance of the participant’s duties including, without limitation, breach of fiduciary duties;

•	breach (whether due to inattention, neglect, or knowing conduct) of any of the material provisions of the participant’s employment or service agreement;

•

conviction of (or the entry of a plea of guilty, no contest or nolo contendere to) or admission or confession to any felony (other than driving while intoxicated or driving under the influence of alcohol) or any act of fraud, misappropriation, embezzlement or any misdemeanor involving moral turpitude;

•	dishonesty detrimental to our best interest;

•

involvement in any matter which, in the opinion of our Chief Executive Officer (or in the case of the Chief Executive Officer, the compensation committee), is reasonably likely to cause material prejudice or embarrassment to our business; or

•	solely in the case of a non-employee board of director, any other action which the compensation committee determines to constitute “cause.”

A participant is considered to have a “disability” under the Equity Incentive Plan, if he or she is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment, which can be expected to result in death or which has lasted (or can be expected to last) for a continuous period of not less than twelve months.

A restricted stock award is a grant of shares of common stock, which may or may not be subject to forfeiture restrictions during a restriction period. The compensation committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. The compensation committee may condition the expiration of the restriction period, if any, upon: (i) the participant’s continued service over a period of time with us or our affiliates; (ii) the achievement by the participant, us or our affiliates of any other performance goals set by the compensation committee; or (iii) any combination of the above conditions as specified in the Award Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common stock will be forfeited to us. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, a participant will have the right to vote the shares underlying the restricted stock, however, unless otherwise provided by the compensation committee, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The board of directors may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs are granted in reference to a specified number of shares of common stock and entitle the holder to receive, on achievement of specific performance goals established by the compensation committee, after a period of continued service or any combination of the above as set forth in the applicable Award Agreement, one share of common stock for each such share of common stock covered by the RSU. The board may, in its discretion, accelerate the vesting of RSUs.

Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to us, an affiliated company or a business unit and are limited to one or more of the following:

•

specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes, or EBIT, and EBITDA, as the same may be adjusted by any items determined by the compensation committee;

•	comparable store sales or non-comparable store sales;

•	comparable store sales or sales growth;

•	new store sales;

•	store fundraising initiatives;

•	new store openings;

•	gross margin;

•	inventory shrink;

•	vendor allowances;

•	inventory turns;

•	inventory levels;

•	distribution center productivity levels;

•	customer service levels;

•	customer or employee satisfaction;

•	employee recruiting and development;

•	number and timing of store construction;

•	visual merchandising initiatives;

•	advertising effectiveness;

•	number and timing of lease negotiations;

•	development of new markets;

•	financial ratios;

•	strategic initiatives;

•	improvement in or attainment of operating expense levels;

•	improvement in or attainment of capital expense levels; and

•	individual objectives.

The compensation committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be nontransferable except by will or by the laws of descent and distribution. No participant shall have any rights as a shareholder with respect to shares covered by Options or RSUs, unless and until such Awards are settled in shares of common stock.

No Option shall be exercisable, no shares of common stock shall be issued, no certificates for shares of common stock shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

The board may amend, suspend or terminate the Equity Incentive Plan and the compensation committee may amend any outstanding Award at any time; provided, however, that no such amendment or termination may adversely affect Awards then outstanding without the holder’s permission.

In the event of a change in control (as generally defined below), the compensation committee may, on a participant-by-participant basis (i) cause any outstanding Awards to become vested and immediately exercisable, in whole or in part; (ii) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to that change in control, cancel that Option upon closing of the change in control; (iii) cancel any unvested Award or unvested portion thereof, with or without consideration; (iv) cancel any Award in exchange for a substitute award; (v) redeem any restricted stock or RSU for cash and/or other substitute consideration with value equal to the fair market value of an unrestricted share on the date of the change in control; (vi) cancel any Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that Option, multiplied by the difference, if any, between the fair market value per share on the date of the change in control and the exercise price of that Option; provided that if the fair market value per share on the date of the change in control does not exceed the exercise price of any such Option, the compensation committee may cancel that Option without any payment of consideration; and/or (vii) take such other action as the compensation committee determines to be reasonable under the circumstances; provided that the compensation committee may only use discretion to the extent permitted under Section 409A of the Code.

A “change in control” under the Equity Incentive Plan is generally deemed to have occurred if:

•	any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

•

a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

•

a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation’s board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

•	any person or group acquires all or substantially all of our assets;

•	we complete a full liquidation or dissolution; or

•

our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

The compensation committee, in its sole discretion, has the authority to determine the application of the foregoing provisions.

Five Below, Inc. Performance Bonus Plan

On May 23, 2012, we approved the Five Below, Inc. Performance Bonus Plan, or the Performance Bonus Plan, effective prior to the closing of the IPO, which is administered by the compensation committee. The purpose of the Performance Bonus Plan is to benefit and advance our interests, by rewarding selected employees of ours and our affiliates for their contributions to our financial success and thereby motivate them to continue to make such contributions in the future by granting performance-based awards that are fully tax deductible to us. A summary of the material terms of such plan is described below.

Background

Section 162(m) of the Code disallows a deduction to us for any compensation paid to certain named executive officers in excess of $1 million per year, subject to certain exceptions. Among other exceptions, the deduction limit does not apply to compensation that meets the specified requirements for “performance-based compensation.” In general, those requirements include the establishment of objective performance goals for the payment of such compensation by a committee of the board composed solely of two or more outside directors, shareholder approval of the material terms of such compensation prior to payment, and certification by the committee that the performance goals for the payment of such compensation have been achieved.

The board believes that it is in our best interests and those of our shareholders to enhance our ability to attract and retain qualified personnel through performance based incentive, while at the same time obtaining the highest level of deductibility of compensation paid to employees.

Administration

Subject to the other provisions of the Performance Bonus Plan, the compensation committee has the authority to administer, interpret and apply the Performance Bonus Plan, including the authority to select the employees (including employees who are directors) to participate in the Performance Bonus Plan, to establish the performance goals, to determine the amount of incentive compensation bonus payable to any participant, to determine the terms and conditions of any such incentive opportunity; to make all determinations and take all other actions necessary or appropriate for proper administration and operation of the Performance Bonus Plan and to establish and amend rules and regulations relating to the Performance Bonus Plan.

The compensation committee may also delegate to one or more of our executive officers the authority to administer the Performance Bonus Plan with respect to any participants who are not subject to Section 162(m) of the Code.

Eligibility

The Named Executive Officers and such other of our employees as selected by the compensation committee are eligible to participate in the Performance Bonus Plan. The maximum amount of the incentive compensation bonuses payable to any participant under the Performance Bonus Plan in, or in respect of, any single fiscal year shall not exceed $5.0 million. All incentive compensation bonuses paid pursuant to the Performance Bonus Plan will be paid in cash.

Bonus Opportunity and Performance Goals

Bonuses may be payable to a participant as a result of the satisfaction of performance goals in respect of any performance period determined by the committee; provided that, to the extent a participant would be subject to Section 162(m) of the Code, the performance goals will be set in accordance with the regulations under Section 162(m) of the Code. Performance goals, which may vary among and between participants, may include objectives stated with respect to us, an affiliated company or a business unit and such objectives are limited to one or more of the following:

•

specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, EBIT, and EBITDA, as the same may be adjusted by any items determined by the compensation committee;

•	comparable store sales or non-comparable store sales;

•	comparable store sales or sales growth;

•	new store sales;

•	store fundraising initiatives;

•	new store openings;

•	gross margin;

•	inventory shrink;

•	vendor allowances;

•	inventory turns;

•	inventory levels;

•	distribution center productivity levels;

•	customer service levels;

•	customer or employee satisfaction;

•	employee recruiting and development;

•	number and timing of store construction;

•	visual merchandising initiatives;

•	advertising effectiveness;

•	number and timing of lease negotiations;

•	development of new markets;

•	financial ratios;

•	strategic initiatives;

•	improvement in or attainment of operating expense levels;

•	improvement in or attainment of capital expense levels; and

•	individual objectives.

The compensation committee shall provide a threshold level of performance below which no incentive compensation bonus will be paid, as well as a maximum level of performance above which no additional incentive compensation bonus will be paid. It also may provide for the payment of differing amounts for different levels of performance, determined with regard either to a fixed monetary amount or a percentage of the participant’s base salary. The compensation committee shall make such adjustments, to the extent it deems appropriate, to established performance goals and performance thresholds to compensate for, or to reflect, any material changes which may have occurred due to an Extraordinary Event (as defined below); provided, however, that no such adjustment may be made unless such adjustment would be permissible under Section 162(m) of the Code. Accordingly, an “Extraordinary Event” under the Performance Bonus Plan is defined as follows:

•	material changes in accounting practices, tax laws, other laws or regulations;

•	material changes in our financial structure;

•	an acquisition or disposition of one of our subsidiaries or divisions; or

•

unusual circumstances outside of our management’s control which, in the sole judgment of the compensation committee, alters or affects (i) the computation of such established performance goals and performance thresholds, (ii) our performance or (iii) the performance of a relevant subsidiary or division.

As soon as practicable after the end of each performance period, but before any incentive compensation bonuses are paid to the participants under the Performance Bonus Plan, the compensation committee will certify in writing (i) whether the performance goal(s) were attained and (ii) the amount of the incentive compensation bonus payable to each participant based upon the attainment of such specified performance goals. The compensation committee also may reduce, eliminate, or, with respect only to participants who are not subject to Section 162(m) of the Code, increase the amount of any incentive compensation bonus of any participant at any time prior to payment thereof, based on such criteria as the compensation committee shall determine, including but not limited to individual merit and attainment of, or the failure to attain, specified personal goals established by the compensation committee. Under no circumstances, however, may the compensation committee, with respect solely to a participant who is subject to Section 162(m) of the Code, (a) increase the amount of the incentive compensation otherwise payable to such participant beyond the amount originally established by the compensation committee, (b) waive the attainment of the performance goals established and applicable to such participant’s incentive compensation or (c) otherwise exercise its discretion so as to cause any incentive compensation bonus payable to such participant to not qualify as “performance-based compensation” under Section 162(m) of the Code.

All amounts due under the Performance Bonus Plan shall be paid within 2 1/2 months of the end of the year in which such incentive compensation is no longer subject to a risk of forfeiture. The board, without the consent of any participant, may amend or terminate the Performance Bonus Plan at any time. However, no amendment that would require the consent of the shareholders pursuant to Section 162(m) of the Code shall be effective without such consent.

Five Below 401(k) Retirement Savings Plan

On August 23, 2012 the board adopted an amendment to the Five Below 401(k) Retirement Savings Plan, or 401(k) Plan, to provide that the company will make matching contributions on certain employee contributions to the 401(k) Plan, equal to 50% of the first 4% of employee contributions. Such company contributions will be subject to such vesting conditions as provided in the 401(k) Plan.

Five Below, Inc. Employee Stock Purchase Plan

On September 27, 2012, the board adopted the Five Below, Inc. 2012 Employee Stock Purchase Plan, or the ESPP. The ESPP is intended to be qualified under Section 423 of the Code. If a plan is qualified under Section 423, our employees who participate in the plan enjoy certain tax advantages, as described below. In order for the plan to be qualified, our shareholders must approve the plan within twelve months of the adoption of the ESPP. We submitted the ESPP for shareholder approval at our annual meeting of shareholders in May 2013 and such approval was obtained. A summary of the material terms of the ESPP is described below.

The purpose of the ESPP is to encourage the purchase of common stock by our employees, to provide employees with a personal stake in our business and to help us retain our employees by providing a long range inducement for such employee to remain in our employ.

The ESPP allows our employees to purchase shares of our common stock at a discount, without being subject to tax until they sell the shares, and without having to pay any brokerage commissions with respect to the purchases. The ESPP became effective on January 1, 2013, with the initial offering period beginning January 1, 2013.

Shares Subject to the ESPP

The ESPP provides employees with the right to purchase shares of common stock through payroll deductions. A total of 500,000 shares are available for purchase under the ESPP, subject to adjustment in the number and price of shares available for purchase in the event the outstanding shares of our common stock are increased or decreased through split-ups, reclassifications, stock dividends or similar changes.

Administration

The ESPP is administered by the board of directors, which may delegate responsibility for administration to a committee of the board. Subject to the terms of the ESPP, the board of directors (or committee, if applicable) has authority to interpret the ESPP, prescribe, amend and rescind rules and regulations relating to it and make all other determinations deemed necessary or advisable in administering the ESPP.

Eligibility

Each employee who as of the commencement of an offering period has been employed by us for at least 6 months and who customarily works more than 20 hours per week is eligible to participate in the ESPP. Notwithstanding the foregoing, an employee who either (a) does not customarily work more than 5 months in any calendar year or (b) who, after purchasing our common stock under the ESPP, would own 5% or more of the total combined voting power or value of all classes of our stock or any subsidiary corporation is not eligible to participate. For this purpose, ownership of stock is determined in accordance with the provisions of Section 424(d) of the Code.

We believe approximately 1,250 employees, including our Chief Executive Officer and our other executive officers, are eligible to participate in the ESPP.

Contribution Limit

Under the rules of the Code, an employee is not permitted to purchase stock under the ESPP which was worth more than $25,000 in fair market value for each calendar year. However, the ESPP has a separate plan limit pursuant to which no participant can purchase more than $10,000 worth of stock either in any offering period or in any calendar year.

Participation in the ESPP

Stock will be available to be purchased every six months. Eligible employees may elect to participate in the ESPP during an offering period which starts on each January 1 and July 1 and ends on each June 30 and December 31, respectively. Shares will be purchased on the last business day in the period ending on June 30 and December 31, as applicable. The purchase price per share will be 90% of the fair market value per share on the applicable purchase date.

An eligible employee who wishes to participate in the ESPP must file an election form with the plan administrator prior to the applicable offering period beginning each January 1 or July 1. Each participant will have payroll deductions made from his or her compensation on each regular payday during the time he or she is a participant in the ESPP. All payroll deductions will be credited to the participant’s account under the ESPP. A participant who is on an approved leave of absence may authorize continuing payroll deductions through the earlier of the next offering period end date or the 90th day of such approved leave of absence.

If the total number of shares for which purchase rights are exercised at the end of a six-month offering period exceeds the maximum number of shares available under the ESPP, the board of directors (or committee, if applicable) will make a pro rata allocation of shares available for delivery and distribution. The unapplied account balances will be returned to the participant, without interest, as soon as practicable following the end of the offering period.

A participant may discontinue his or her participation in the ESPP at any time, but no other change can be made during an offering period. A participant may change the amount of payroll deductions for subsequent offerings by giving timely written notice of such change to the plan administrator prior to the beginning of an offering period.

A participant may elect to withdraw all, but not less than all, of the balance credited to the participant’s account by providing a timely termination form to the plan administrator prior to the end of an offering period. All amounts credited to such participant’s account shall be paid as soon as practicable following receipt of the participant’s termination form, and no further payroll deductions will be made with respect to the participant.

Securities under the ESPP

Shares purchased under the ESPP will be issued from our authorized but unissued or reacquired shares, including shares purchased on the open market. We will pay all fees and expenses incurred, excluding individual federal, state, local or other taxes, in connection with the ESPP.

On November 30, 2012, we filed a Registration Statement on Form S-8 relating to the issuance of shares of common stock under the ESPP with the SEC pursuant to the Securities Act. If the ESPP is not approved by our shareholders, we will withdraw such registration pursuant to a post-effective amendment.

Termination of Employment

If a participant’s employment terminates for any reason other than death, all amounts credited to such participant’s account will be returned to the participant, prior to the purchase of shares for such period. If a participant’s employment terminates due to death or the participant dies after termination of employment but before the participant’s account has been returned, all amounts credited to such participant’s account will be returned to the participant’s beneficiary or other successor-in-interest.

Transferability of ESPP Interest

An employee’s rights under the ESPP belong to the employee alone and may not be transferred or assigned to any other person during the employee’s lifetime.

Certain Tax Effects of Plan Participation

The following summary is intended only as a guide to the current United States federal income tax consequences of participation under the ESPP and does not purport to address all of the federal or other tax consequences that may be applicable to any particular participant. Participants are urged to consult with their personal tax advisors concerning the application of the principles discussed below to their own situations and the application of state and local laws.

The ESPP is not subject to either the Employee Retirement Income Security Act of 1974 or Section 401(a) of the Code.

Amounts deducted from a participant’s pay under the ESPP are part of a participant’s regular compensation and remain subject to federal, state and local income and employment taxes. A participant in the ESPP will not be subject to federal income tax when the participant elects to participate in the ESPP or when the participant purchases shares under the ESPP. Instead, the participant will become subject to tax upon the earlier of the following: (1) the year in which the participant makes a sale or other disposition of the shares; or (2) the year of the participant’s death if the participant has not made a sale or other disposition of the shares. The rules for determining the amount of taxable ordinary income (as opposed to capital gain) to be reported in the participant’s federal income tax return for that year are summarized below.

Generally, in order to meet the requirements for beneficial tax treatment under Section 423 of the Code, a participant must not dispose of shares within two years after the date such shares were transferred to the participant under the ESPP. If the participant disposes of the shares after the expiration of this required holding period, at the time of disposition of the shares, the participant must include in ordinary taxable income the lesser of: (1) the 10% purchase price discount and (2) the entire gain on the sale. Any balance is taxable at long-term capital gain rates. If the participant disposes of the shares before the expiration of the required holding period, he or she must include the 10% purchase price discount as ordinary taxable income at the time of disposition of the shares. This amount must be reported as ordinary income even if the participant made no profit or realized a loss on the sale of the shares or gave them away as a gift. Any additional gain (or loss) on the sale of the of shares is taxable as either long-term or short-term capital gain (or loss), as the case may be.

When the participant reports ordinary income as described above, the amount so reported is added to the purchase price of the shares and this sum becomes his or her “basis” for the shares for the purpose of determining capital gain or loss on a sale or exchange of the shares. There are special rules regarding the tax basis of a person who is given the shares by the participant and the tax basis of the participant’s estate for shares acquired by it as a result of his or her death. We will not generally be entitled to a deduction with respect to shares purchased under the ESPP; however, if the participant must report ordinary income because of a disposition of shares purchased under the ESPP prior to the expiration of the required holding period, we will be entitled to a deduction from our income in an amount equal to the ordinary income the participant reports.

Amendment and Termination of the ESPP

Our board of directors (or committee, if applicable) has the right to amend, modify or terminate the ESPP at any time without notice, provided that upon any termination, all shares or unapplied payroll deductions will be distributed to participants, without interest, and provided further, that no amendment will affect the right of a participant to receive his or her proportionate interest in the shares or unapplied payroll deductions. We may seek shareholder approval of an amendment to the ESPP if such approval is determined to be required by or advisable under the Code, the rules of any stock exchange or system on which the shares are listed or other applicable law or regulation.

Employment Agreements

We have existing employment agreements with each of our Named Executive Officers.

Thomas G. Vellios and David Schlessinger

Our employment agreements with Messrs. Vellios and Schlessinger were each entered into on October 14, 2010 and were each subsequently amended on September 28, 2011. We refer to each of these agreements, as amended, as an Employment Letter Agreement (or collectively, as the “Employment Letter Agreements”). These Employment Letter Agreements provide Thomas Vellios and David Schlessinger with an annual base salary of $700,000 and $600,000, respectively. Commencing with fiscal year 2012, each executive is eligible to receive annual incentive bonuses as determined in the discretion of the board. Each executive is eligible to participate in the benefit plans offered by us and has a right to participate in the most favorable health, welfare and tax-qualified retirement plans that we may offer from time to time.

Pursuant to the Employment Letter Agreements, Messrs. Vellios and Schlessinger were each granted a non-qualified option to purchase 1,010,310 shares of common stock under the Equity Incentive Plan. These options were cancelled in exchange for a grant of restricted stock to each executive pursuant to the terms of the Option Cancellation Agreement, as further described below.

If we were to terminate Thomas Vellios’ employment without “Cause” or if Thomas Vellios terminates his employment for “Good Reason,” then, subject to his execution of an effective release, he would be entitled to receive:

•	12 months of base salary continuation paid in accordance with our normal payroll practices (or 24 months if such termination occurs after a “Change of Control Transaction”); and

•

For as long as the executive maintains COBRA continuation coverage under our plan, 18 months of payments equal to the applicable monthly COBRA premium. Such payments would be grossed up for federal, state and local income and employment taxes (if the executive remains on our medical plan for the entire 18 month period, then the medical payments will continue for an additional 6 months and such payments would also be grossed up).

If we were to terminate David Schlessinger’s employment without “Cause” or if David Schlessinger terminates his employment for “Good Reason,” then, subject to his execution of an effective release, he would be entitled to receive:

•

The greater of $400,000 or 12 months of base salary continuation, in either case, paid in accordance with our normal payroll practices (or the greater of $800,000 or 24 months if such termination occurs after a “Change of Control Transaction”); and

•

For as long as the executive maintains COBRA continuation coverage under our plan, 18 months of payments equal to the applicable monthly COBRA premium. Such payments would be grossed up for federal, state and local income and employment taxes (if the executive remains on our medical plan for the entire 18 month period, then the medical payments will continue for an additional 6 months and such payments would also be grossed up).

The terms Cause, Good Reason and Change of Control Transaction are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

Under the Employment Letter Agreements, each executive is subject to a non-competition provision for during the term of the executive’s employment with us until (i) the Executive no longer receives the salary continuation (as set forth above), if the executive’s employment is terminated without Cause or the executive terminates his employment for Good Reason or (ii) 18 months after any other termination of employment. Each executive was also subject to non-solicitation provisions, however, such provisions expired upon the closing of the IPO, as provided under the Employment Letter Agreements.

Kenneth R. Bull

On April 16, 2012, we entered into a new employment agreement with Mr. Bull. The agreement provides Mr. Bull with an annual base salary of $325,000. Effective March 24, 2013, the compensation committee increased Mr. Bull’s annual base salary to $338,000.

Mr. Bull’s employment with us is “at-will” and can be terminated by either party at any time, for any reason, provided that if Mr. Bull’s employment is terminated by us without “Cause,” then Mr. Bull is entitled to receive six months of base salary continuation and health benefits (offset for any amount Mr. Bull would earn from outside sources during such period).

The term Cause is more fully described above under “—Potential Payments Upon Termination or Change of Control.”

David Johnston

On May 16, 2012, we entered into a new employment agreement with Mr. Johnston. The agreement provides Mr. Johnston with an annual base salary of $400,000 and an initial hire grant of 173,000 non-qualified stock options to be made under the Equity Incentive Plan. In addition, Mr. Johnston was eligible to receive an additional grant of 34,600 non-qualified stock options on the first anniversary of his hire date, which he received on June 4, 2013. Mr. Johnston is also eligible to receive an additional grant of 34,600 non-qualified stock options on the second anniversary of his hire date. Commencing with fiscal year 2012, Mr. Johnston is also eligible to receive annual incentive bonuses, as determined in the discretion of our board of directors.

Mr. Johnston’s employment with us is “at-will” and can be terminated by either party at any time, for any reason, provided that if Mr. Johnston’s employment is terminated by us without cause, then Mr. Johnston is entitled to receive:

•

six months of base salary and health benefits continuation (offset for any amount Mr. Johnston would earn from outside sources during such period), if he is terminated prior to or after the twelve-month period immediately following a change in control; or

•

twelve months of base salary and health benefits continuation (offset for any amount Mr. Johnston would earn from outside sources during such period), if he is terminated within the twelve-month period immediately following a change in control.

The terms “cause” and “change in control” are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

Under Mr. Johnston’s employment agreement, he is subject to a non-competition provision during the term of his employment with us and until twelve months after any termination of employment. Mr. Johnston is also subject to certain nondisclosure and non-solicitation provisions.

Option Cancellation Agreements

On March 22, 2012, or the Grant Date, we entered into Option Cancellation Agreements with each of Thomas Vellios and David Schlessinger, which we refer to as the Option Cancellation Agreements. Pursuant to the terms of these agreements, each executive agreed to cancel his outstanding option to purchase 1,010,310 shares of common stock in exchange for which each executive received (i) a grant of 336,770 unrestricted shares of common stock and (ii) a grant of 673,540 restricted shares of common stock, or the Restricted Stock. The value to each of Messrs. Vellios and Schlessinger of the cancelled options (without regard to the probability of achieving the performance criteria contained in a portion of those options) was approximately $13.7 million based on a Black-Scholes valuation model. The fair value of the restricted stock granted to each of Messrs. Vellios and Schlessinger was approximately $22.3 million.

The forfeiture restrictions applicable to the Restricted Stock have lapsed or will lapse, subject to such executive’s continued employment with us as of the dates set forth below, according to the following schedule:

•	336,770 of the shares of Restricted Stock became free from risk of forfeiture on March 22, 2013; and

•	336,770 of the shares of Restricted Stock shall become free from risk of forfeiture on March 22, 2014.

Notwithstanding the foregoing, upon (i) a “Change in Control Transaction,” (ii) such executive’s termination of employment by us without “Cause,” (iii) such executive’s termination of employment with us due to such executive’s death or disability or (iv) such executive’s voluntary termination of employment with us due to “Good Reason,” the forfeiture restrictions underlying such executive’s Restricted Stock will immediately and fully lapse. Upon any other termination of employment not set forth above, all of such executive’s unvested Restricted Stock will be immediately forfeited. The applicable terms above are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

The grant of the Restricted Stock to each executive was further subject to such executive making an election under Section 83(b) within 30 days of the Grant Date and the timely payment by such executive to us of all taxes due upon the making of such election.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Subscription Agreement with Mr. Ryan

Mr. Ryan, a current member of our board of directors, purchased 159,248 shares of our common stock for an aggregate purchase price of $1.1 million in connection with his election to our board of directors (effective as of October 7, 2011). In connection with Mr. Ryan’s investment in our company, he became a party to the second amended and restated shareholders agreement, as amended, and the amended and restated investor rights agreement, as amended, each of which is described below.

Investment by Advent

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, a current member of our board of directors, invested $192.9 million and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction. In connection with the 2010 Transaction, on October 13, 2010, all of the then outstanding preferred shares were converted into shares of our common stock and all of our options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock or were exchanged for unrestricted shares of our common stock and cash. Prior to the closing of the IPO, all outstanding shares of Series A 8% convertible preferred stock converted into 30,894,953 shares of common stock and there are currently no shares of preferred stock outstanding.

Second Amended and Restated Shareholders Agreement

In connection with the 2010 Transaction, we entered into a second amended and restated shareholders agreement with the holders of our Series A 8% convertible preferred stock and common stock. In accordance with this agreement, as subsequently amended, the holders of our capital stock agreed to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our Series A 8% convertible preferred stock and three designated by our holders of common stock. Accordingly, Messrs. Mussafer, Collins, Crawford, Ross and Ryan, the designees of holders of our Series A 8% convertible preferred stock, and Messrs. Sargent, Schlessinger and Vellios, the designees of holders of our common stock, were elected to our board of directors. In addition, our shareholders agreement provided certain rights to certain of our shareholders with respect to our capital stock, including rights of first refusal and drag-along rights in respect of the sale of shares of our capital stock, as well as certain restrictions on the transfer of our shares. Further, our shareholders agreement contains provisions renouncing any interest or expectancy held by directors affiliated with Advent in certain corporate opportunities. The parties to the agreement further amended the agreement in connection with the IPO. Pursuant to the amendment, all of the provisions related to rights of first refusal, drag-along rights, the board designation rights of the holders of our Series A 8% convertible preferred stock and the obligation of certain of our shareholders to contribute funds if indemnification claims were made by Advent in connection with its investment in the Company terminated in full upon the closing of the IPO and the lock-up provision terminated in full 181 days following the effective date of the registration statement for the IPO, and the remaining provisions will terminate in full on and after the date that no member of our board of directors is an employee, officer or director of Advent or its affiliates (not including the portfolio companies in which funds controlled by Advent have invested).

Amended and Restated Investor Rights Agreement

In connection with the 2010 Transaction, we entered into an amended and restated investor rights agreement with the holders of our Series A 8% convertible preferred stock and certain holders of our common stock. The parties to the agreement amended the agreement effective upon the closing of the IPO. Pursuant to the amendment, certain rights, including rights of first offer, preemptive rights and information rights terminated upon the closing of the IPO.

The amended and restated investor rights agreement, as amended, contains registration rights that require us to register shares of our common stock held by Advent, David Schlessinger and Thomas Vellios in the event we register for sale, either for our own account or for the account of others, shares of our common stock in certain offerings, including this offering. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with the registration. The amended and restated investor rights agreement, as amended, requires a shareholder holding registration rights to execute a lock-up agreement with the underwriters in connection with the shareholder’s exercise of his or her registration rights in connection with this offering and future offerings.

Certain of the shareholders with such registration rights requested that we include up to an aggregate of 8,563,172 shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies LLC, the representatives of the underwriters in this offering, in their sole discretion.

Side Letter Agreement

On September 1, 2010, LLR Partners, David Schlessinger and Thomas Vellios entered into a side letter agreement pursuant to which LLR Partners agreed to vote all of their securities of Five Below in favor of the election of Messrs. Schlessinger and Vellios to our board of directors so long as Messrs. Schlessinger and Vellios remained employed by us. This side letter, pursuant to its terms, terminated upon the closing of the IPO.

Loan to Officer

During fiscal 2009, we extended a loan of $250,000 to Thomas Vellios, which was collateralized by a pledge of shares of Five Below common stock held by Mr. Vellios. The loan accrued interest at 4.11% and was payable on an annual basis starting on March 1, 2011. In connection with the 2010 Transaction and 2010 Dividend, Mr. Vellios offset the amount of the dividend due to him by $250,000 plus approximately $7,600 of accrued interest in full satisfaction of the amounts owed under the loan. In connection with the repayment of the loan, the pledge of Mr. Vellios’ shares was released.

Agreements with Management

We and certain of our executive officers have entered into employment agreements. The terms and conditions of certain of these employment agreements are more fully described in “Executive Compensation—Employment Agreements.”

Option Cancellation Agreements

Please see “Executive Compensation—Option Cancellation Agreements.”

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Pennsylvania law. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Pennsylvania law. There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Our Policies Regarding Related Party Transactions

Our board of directors adopted a related party transactions policy for us. Pursuant to the related party transactions policy, we review all transactions with a dollar value in excess of $120,000 involving us in which any of our directors, director nominees, significant shareholders and executive officers and their immediate family members will be participants to determine whether such person has a direct or indirect material interest in the transaction. This policy was not in effect when we entered into the transactions described above. All directors, director nominees and executive officers will be required to promptly notify our Executive Chairman of any proposed transaction involving us in which such person has a direct or indirect material interest. Such proposed transaction will then be reviewed by the audit committee to determine whether the proposed transaction is a related party transaction under our policy. In reviewing any related party transaction, the audit committee will determine whether or not to approve or ratify the transaction based on all relevant facts and circumstances, including the following:

•	the materiality and character of the related person’s interest in the transaction;

•	the commercial reasonableness of the terms of the transaction;

•	the benefit and perceived benefit, or lack thereof, to us;

•	the opportunity costs of alternate transactions; and

•	the actual or apparent conflict of interest of the related person.

In the event that any member of the audit committee is not a disinterested member with respect to the related party transaction under review, that member will be excluded from the review and approval or rejection of such related party transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related party transaction. After any such review, the audit committee will approve or ratify the transaction based on a standard of whether the transaction is (a) in, or not inconsistent with, the best interests of us and our shareholders and (b) not in violation of our other policies or procedures. Our related party transaction policy is posted under the “Investor Relations” section of our website at www.fivebelow.com.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table contains information about the beneficial ownership of our common stock as of June 5, 2013 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each executive officer named in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this public offering.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 5, 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Our calculation of the percentage of beneficial ownership prior to and after the offering is based on 54,026,085 shares of common stock outstanding on June 5, 2013.

The table below assumes the underwriters do not exercise their option to purchase additional shares. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Five Below, Inc., 1818 Market Street, Suite 1900, Philadelphia, Pennsylvania 19103.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered	Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
5% Shareholders Not Listed Below:
Funds managed by Advent International Corporation(1)	17,464,139	32.3%	7,250,000	10,214,139	18.9%
FMR LLC(2)	6,132,419	11.4%	—	6,132,419	11.4%
Named Executive Officers & Directors:
Kenneth R. Bull(3)	105,898	*	—	105,898	*
David Johnston	29,412	*	—	29,412	*
Steven J. Collins(4)	—	*	—	—	*
Andrew W. Crawford	—	*	—	—	*
Michael Devine	2,584	*	—	2,584	*
David M. Mussafer(4)	—	*	—	—	*
Thomas M. Ryan	165,284	*	—	165,284	*
Ronald L. Sargent(5)	267,641	*	—	267,641	*
David Schlessinger	1,586,509	2.9%	658,618	927,891	1.7%
Thomas G. Vellios(6)	1,576,720	2.9%	654,554	922,166	1.7%
All executive officers and directors as a group (10 persons)	3,734,048	6.9%	1,313,172	2,420,876	4.5%

*	Less than 1%

(1)

The funds managed by Advent International Corporation own 32.3% of Five Below. prior to this offering. The direct ownership of the shares of common stock consists of 7,916,499 shares held by Advent International GPE VI Limited Partnership, 4,638,474 shares held by Advent International GPE VI-A Limited Partnership, 399,926 shares held by Advent International GPE VI-B Limited Partnership, 408,656 shares held by Advent International GPE VI-C Limited Partnership, 326,580 shares held by Advent International GPE VI-D Limited Partnership, 971,011 shares held by Advent International GPE VI-E Limited Partnership, 1,489,684 shares held by Advent International GPE VI-F Limited Partnership, 939,572 shares held by Advent International GPE VI-G Limited Partnership, 289,906 shares held by Advent Partners GPE VI 2008 Limited Partnership, 10,485 shares held by Advent Partners GPE VI 2009 Limited Partnership, 22,709 shares held by Advent Partners GPE VI 2010 Limited Partnership, 24,449 shares held by Advent Partners GPE VI—A 2010 Limited Partnership and 26,188 shares held by Advent Partners GPE VI—A Limited Partnership. The funds managed by Advent International Corporation collectively purchased their interest in shares of our capital stock on October 14, 2010. Immediately prior to this offering, the funds managed by Advent International Corporation will beneficially own 17,464,139 shares (or 32.3%) of our common stock. In the offering, Advent International GPE VI Limited Partnership will be entitled to sell 3,286,426 shares of our common stock (or a total of 3,779,390 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-A Limited Partnership will be entitled to sell 1,925,599 shares of our common stock (or a total of 2,214,439 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-B Limited Partnership will be entitled to sell 166,024 shares of our common stock (or a total 190,928 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-C Limited Partnership will be entitled to sell 169,648 shares of our common stock (or a total of 195,095 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-D Limited Partnership will be entitled to sell 135,575 shares of our common stock (or a total of 155,911 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-E Limited Partnership will be entitled to sell 403,102 shares of our common stock (or a total of 463,567 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-F Limited Partnership will be entitled to sell 618,422 shares of our common stock (or a total of 711,185 shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-G Limited Partnership will be entitled to sell 390,051 shares of our common stock (or a total of 448,559 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2008 Limited Partnership will be entitled to sell 120,351 shares of our common stock (or a total of 138,404 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2009 Limited Partnership will be entitled to sell 4,353 shares of our common stock (or a total of 5,006 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2010 Limited Partnership will be entitled to sell 9,427 shares of our common stock (or a total of 10,841 shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI—A 2010 Limited Partnership will be entitled to sell 10,150 shares of our common stock (or a total of 11,672 shares if the underwriters exercise in full their option to purchase additional shares) and Advent Partners GPE VI—A Limited Partnership will be entitled to sell 10,872 shares of our common stock (or a total of 12,503 shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, the funds managed by Advent International Corporation will beneficially own 10,214,139 shares (or 18.9%) of our common stock. If the underwriters exercise in full their option to purchase additional shares, the funds managed by Advent International Corporation will beneficially own 9,126,639 shares (or 16.9%) of our common stock. Advent International Corporation is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE-A Limited Partnership and Advent Partners GPE VI—A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B

Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by funds managed by Advent International Corporation, a group of individuals currently composed of David M. McKenna, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. McKenna, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)	The funds managed by FMR LLC own 11.4% of Five Below. Fidelity Management and Research Company, a wholly owned subsidiary of FMR LLC, beneficially owns 6,116,929 shares of common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, of which, 2,957,137 are directly owned by Fidelity Contrafund. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management and Research Company and the funds, each exercises sole investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. Pyramis Global Advisors Trust Company, an indirect wholly owned subsidiary of FMR LLC, beneficially owns 15,500 shares of common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each exercises sole voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC and associated funds is 82 Devonshire Street, Boston, MA 02109. This information is as of February 28, 2013 as disclosed on a Schedule 13G filed with the SEC on March 11, 2013.
(3)	Includes 4,866 shares or our common stock subject to options that are exercisable within 60 days of June 5, 2013.
(4)	Messrs. Mussafer and Collins are members of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by certain of the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by such funds. Each of Messrs. Mussafer and Collins disclaim beneficial ownership of the shares of common stock held by these funds, except to the extent of his pecuniary interest therein. Messrs. Mussafer and Collins’ address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(5)	Includes 175,174 shares of our common stock owned by Sargent Family Investment, LLC. Mr. Sargent, the sole member and manager of Sargent Family Investment, LLC, exercises voting and investment power over the shares beneficially owned by Sargent Family Investment, LLC.
(6)	Includes 3,460 shares of common stock held by certain shareholders as to which Mr. Vellios has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Vellios disclaims beneficial ownership of the shares of common stock subject to such proxies.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated articles of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is part.

General

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

As of June 5, 2013, there were outstanding:

•	54,026,085 shares of our common stock held by 97 shareholders of record; and

•	stock options to purchase an aggregate of 1,313,435 shares of our common stock with a weighted average exercise price of $14.42 per share.

On July 17, 2012, we amended our articles of incorporation to effect a 0.3460-for-1 reverse stock split of our common stock. Concurrent with the reverse stock split, we adjusted (x) the number of shares subject to and the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants are in the same economic position both before and after the reverse stock split.

2012 Dividend

On May 15, 2012, we declared and subsequently paid on May 16, 2012 the 2012 Dividend on shares of our common stock and our Series A 8% convertible preferred stock.

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders present in person or by proxy and entitled to vote on the matter.

Dividend rights

Subject to the preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board of directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the trading symbol “FIVE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016, and its telephone number is (908) 497-2300.

Blank Check Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Five Below or other corporate action. See “—Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.” At present, there are currently no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Equity Incentive Awards

Options

As of June 5, 2013, we had outstanding options to purchase 1,313,435 shares of our common stock at a weighted-average price of $14.42 per share, of which 58,294 options to purchase shares were vested at such time. As of June 5, 2013, we have 4,821,769 shares remaining available for issuance pursuant to our equity incentive plan.

Restricted Common Stock

In addition, as of June 5, 2013, we had 699,762 shares of restricted common stock issued and outstanding. 20,252 of such shares were issued in connection with the 2010 Transaction and pursuant to our equity incentive plan when all of our options were exercised for common shares or restricted common shares on October 13, 2010. 673,540 of such shares were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios. 5,970 of such shares were issued to Messrs. Devine, Ryan and Sargent as compensation for their service on the board of directors.

Registration Rights

Advent, David Schlessinger and Thomas Vellios have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities pursuant to our amended and restated investor rights agreement, as amended. This right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these shareholders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Certain of our shareholders that hold registration rights pursuant to our amended and restated investor rights agreement, as amended, have requested that we include up to an aggregate of 8,563,172 shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies LLC, the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated articles of incorporation and our amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

No Cumulative Voting

Our only issued and outstanding shares of capital stock are common stock. Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Our amended and restated articles of incorporation do not allow for cumulative voting in the election of directors, therefore shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors.

Special Shareholders’ Meetings and Right to Act by Written Consent

According to our amended and restated bylaws, our shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Rather, a special meeting of shareholders may only be called by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.

Our amended and restated bylaws prohibit shareholder action without a meeting through the execution of a written consent or consents thereto by the shareholders, and therefore, any action of shareholders may be taken only at a meeting of the shareholders.

Amendment of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws each provide that, unless previously approved by our board of directors, the affirmative vote of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal certain provisions of our amended and restated articles of incorporation or amended and restated bylaws. Any amendment to or repeal of certain provisions of our amended and restated articles of incorporation or amended and restated bylaws approved by our board of directors would require the affirmative vote of at least 50% of the voting power of all of our outstanding capital stock entitled to vote on such amendment or repeal.

These provisions may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management or Five Below, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Classified Board; Removal of Directors; Size of Board

Pursuant to our amended and restated articles of incorporation and amended and restated bylaws, directors are divided into three classes, whose members serve staggered three-year terms. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the outstanding capital stock entitled to vote are able to elect all of our directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for shareholders to replace a majority of the directors on a classified board.

Our amended and restated articles of incorporation and amended and restated bylaws provide that, subject to the rights of holders of any preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated articles of incorporation and amended and restated bylaws provide that the number of directors on our board will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in the number of directors may be filled by the affirmative vote of the directors then in office. Further, any vacancies on our board of directors resulting from death, resignation, or removal from office will also be filled solely by the vote of our remaining directors. Any director elected in accordance with the preceding sentence shall be a director of the same class as the director whose vacancy he or she fills and shall hold office until the next annual meeting of shareholders, and until such director’s successor shall have been duly elected and qualified.

Undesignated Preferred Stock

Our amended and restated articles of incorporation authorize undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Five Below. This may have the effect of deterring hostile takeovers or delaying changes in control or management of Five Below.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by The NASDAQ Stock Market LLC. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Procedures for Shareholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. The advance notice provisions in our amended and restated bylaws could have the effect of delaying shareholder actions that are favored by the holders of a majority of our outstanding voting securities until the next shareholder meeting or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Pennsylvania Anti-Takeover Laws

Pursuant to our amended and restated articles of incorporation, we have expressly elected not to be governed by a number of anti-takeover statutes available under Pennsylvania law. We are, however, subject to the following anti-takeover provisions under Pennsylvania law:

•

Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law, or the PBCL, prohibits a “business combination” with an “interested shareholder,” which means a person who (a) is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes entitled to be cast for the election of directors of a corporation or (b) who is an affiliate or associate of such corporation and was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes at any time within the five-year period immediately prior to the date in question, unless this business combination or the acquisition by the shareholder or group of shareholders of at least 20% of the voting power of the corporation is approved in advance by our board of directors or approved by a certain majority of those shareholders who are not interested shareholders nor affiliates or associates thereof. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

•

Pursuant to Section 1715 of the PBCL, our directors are not required to regard the interests of any particular group, including those of the shareholders, as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

•

the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Indemnification and Limitation of Directors and Limitation of Liability

Pennsylvania Business Corporation Law

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters. As described below, we intend to indemnify our directors, officers and other such personnel to the fullest extent permitted by the PBCL.

Amended and Restated Bylaws

Our amended and restated bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless such director or officer has breached or failed to perform the duties of his or her office under the PBCL, our amended and restated bylaws or our amended and restated articles of incorporation; and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

In addition, our amended and restated bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses, including attorneys’ fees, is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended and restated bylaws provide, however, in the case of an action or suit by or in the right of Five Below, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended and restated bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

Pursuant to our amended and restated bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of Five Below or an employee or agent of Five Below, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against that liability. Accordingly, we maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses, including those that arise from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Pennsylvania law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the closing of this offering, 54,026,085 shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of June 5, 2013 and assumes no exercise of outstanding stock options. The shares sold in the IPO, the shares sold in this offering and shares sold by certain shareholders pursuant to Rules 144 and 701 under the Securities Act will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. The remaining 12,630,149 shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 701 under the Securities Act, or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below. The remaining shares of common stock held by our existing shareholders upon the closing of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Underwriting,” taking into account the provisions of Rules 144 and 701 of the Securities Act.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described below and in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 540,261 shares immediately after this offering, or the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(b)(1), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), is entitled to sell its shares without complying with the volume limitation or the manner of sale or notice provisions of Rule 144 beginning 90 days after the date of this prospectus, provided current public information about us is available. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year (including the holding period of any prior owner other than an affiliate), is entitled to freely sell such shares under Rule 144 without restrictions.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Sales under Rules 144 and 701

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Equity Incentive Plan

As of June 5, 2013, we had outstanding options to purchase 1,313,435 shares of our common stock, of which 58,294 options to purchase shares were vested. In addition, we had 699,762 shares of restricted stock outstanding, of which 20,252 were issued in connection with the 2010 Transaction as a result of the conversion of the options outstanding under the equity incentive plan prior to the 2010 Transaction, 673,540 were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios and 5,970 were issued as compensation to Messrs. Devine, Ryan and Sargent for their service on our board of directors.

We have filed a registration statement on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options and other awards issuable under our equity incentive plan. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under the ESPP shortly after the date hereof. Accordingly, such shares will be eligible for sale in the open market, subject to compliance with the resale provisions of Rule 144 applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares. Our equity incentive plan and ESPP are described in more detail under “Executive Compensation—Employee Benefit Plans.”

Lock-Up Agreements

We and certain holders of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have entered into lock-up agreements with the underwriters providing that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies LLC for a period of 90 days from the date of this prospectus. The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the donee agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; (iii) to the underwriters pursuant to the underwriting agreement; (iv) to the Company to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of restricted stock outstanding as of the date of the lock-up agreement; (v) in transactions relating to shares of stock acquired in open market transactions after the completion of this offering; and (vi) by will or intestate succession, provided the beneficiary or beneficiaries thereof agree to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; provided further that, in the cases of (iv), (v) and (vi), no filing under the Exchange Act shall be required or voluntarily made.

Our amended and restated investor rights agreement also provides that upon the request by underwriters in a registered public offering of our shares of common stock, each shareholder party to such agreement will not directly or indirectly, sell, contract to sell (including without limitation, any short sale), grant any option to purchase, dispose of or otherwise transfer any shares held by such shareholder, without the consent of the underwriters for a period of not more than 180 days following the effective date of the registration statement related to an initial public offering or 90 days following the effective date of the registration statement related to any registration other than the initial public offering. Such shareholders also agreed to execute and deliver the necessary documents to effect such restrictions. In addition, the agreement permits Five Below to impose stop-transfer instructions with respect to such securities until the end of the applicable period.

Registration Rights

Certain of our shareholders who are parties to the amended and restated investor rights agreement, as amended, have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Such an individual is urged to consult his or her own tax advisor regarding his or her status as a resident alien for U.S. federal income tax purposes under these rules and the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor. A partnership that is not formed under the laws of the United States or a state or the District of Columbia is a non-U.S. holder for purposes of the Additional Withholding Rules described below.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the United States, “controlled foreign corporation,” “passive foreign investment company,” or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, considerations under the unearned income Medicare contribution tax, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any distribution to the extent treated for U.S. federal income tax purposes as a dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements frequently apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity may be required to provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

If you are a non-U.S. holder (including for this purpose, a partnership) and not an individual, you may be subject to a 30% withholding even if you are eligible to claim the benefits of a tax treaty if you do not comply with certain information reporting rules, described below under Additional Withholding Rules.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, provided that, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, such dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the rules discussed under Additional Withholding Rules below, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is “regularly traded on an established securities market” (as defined in the Code and applicable Treasury regulations), such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, may also be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described in “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary). Information reporting and backup withholding will apply if you sell our common stock through a non-U.S. office of a broker and:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in Treasury regulations,

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Rules

A non-U.S. holder that is an entity (including, for this purpose, a partnership) may be subject to a U.S. withholding tax at a rate of 30% on payments of dividends, if any, that we declare, and on the gross proceeds on the disposition of our common stock, unless the foreign entity has complied with various U.S. information reporting, due diligence and certification requirements that are generally designed to identify U.S. owners or account holders in the foreign entity. Under the applicable Treasury Regulations, withholding requirements would not apply to payments of dividends made before January 1, 2014 and for payments of gross proceeds from dispositions of our common stock made before January 1, 2017. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc., Jefferies LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering, UBS Securities LLC and Wells Fargo Securities, LLC are acting as co-managers of the offering, and Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
Jefferies LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Total	8,563,172

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,284,475 shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,284,475 additional shares.

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and certain holders of our common stock on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans and the ESPP. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “FIVE.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

We and the selling shareholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions and expenses up to $225,000 to be reimbursed by the underwriters, will be approximately $1,000,000. We have agreed to reimburse the underwriters for certain expenses in an amount not to exceed $30,000.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies LLC are lead arrangers, bookrunners and lenders under our term loan facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have engaged Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $200,000, plus an incentive fee of up to $25,000 payable at the sole discretion of Five Below, Inc. Pursuant to the terms of the engagement, we have agreed to indemnify Solebury, subject to certain conditions. Solebury’s services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury is not acting as an underwriter and has no contact with any investors pursuant to this engagement. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

Pepper Hamilton LLP will pass upon the validity of the shares of common stock offered hereby for us. An attorney with the firm owns an aggregate of 20,000 shares of our common stock. Sullivan & Cromwell LLP will pass upon the validity of the shares of common stock offered hereby for the underwriters.

EXPERTS

The financial statements of Five Below, Inc. as of January 28, 2012 and February 2, 2013, and for each of the fiscal years in the three-year period ended February 2, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock to be sold in this offering, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Five Below, Inc., that file electronically with the SEC.

We are subject to the information reporting requirements of the Exchange Act, and are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a web site at www.fivebelow.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

FIVE BELOW, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Five Below, Inc.:

We have audited the accompanying balance sheets of Five Below, Inc. (the Company) as of January 28, 2012 and February 2, 2013, and the related statements of operations, changes in redeemable convertible preferred stock, convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the fiscal years in the three-year period ended February 2, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Below, Inc. as of January 28, 2012 and February 2, 2013, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Philadelphia, Pennsylvania

March 28, 2013

FIVE BELOW, INC.

Balance Sheets

(in thousands, except share and per share data)

	January 28, 2012	February 2, 2013
Assets
Current assets:
Cash and cash equivalents	$41,293	$56,081
Inventories	38,790	60,831
Prepaid income taxes	—	36
Deferred income taxes	4,863	1,295
Prepaid expenses and other current assets	7,303	11,433

Total current assets	92,249	129,676
Property and equipment, net	42,040	59,040
Other assets	238	944

	$134,527	$189,660

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Line of credit	$—	$—
Current portion of notes payable	—	15,000
Accounts payable	23,588	27,952
Income taxes payable	9,139	7,083
Accrued salaries and wages	9,254	4,204
Other accrued expenses	7,961	14,545

Total current liabilities	49,942	68,784
Notes payable	250	19,500
Deferred rent and other	20,933	29,082
Deferred income taxes	1,306	1,550

Total liabilities	72,431	118,916

Commitments and contingencies (note 4)
Preferred stock, $0.01 par value. Authorized 100,000,000 and 5,000,000 shares, respectively; 10,000,000 and 5,000,000 shares undesignated, respectively; 90,000,000 and zero shares designated as Series A 8% Convertible Preferred Stock, respectively. Issued and outstanding 89,291,773 and zero shares, respectively, with a liquidation preference of $214,420 and zero, respectively.	191,855	—

Shareholders’ equity (deficit):
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 16,248,797 and 53,980,797 shares, respectively.	162	540
Additional paid-in capital	3,691	270,637
Accumulated deficit	(133,612)	(200,433)

Total shareholders’ equity (deficit)	(129,759)	70,744

	$134,527	$189,660

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(in thousands, except share and per share data)

	Fiscal Year
	2010	2011	2012
Net sales	$197,189	$297,113	$418,825
Cost of goods sold	131,046	192,252	268,989

Gross profit	66,143	104,861	149,836
Selling, general and administrative expenses	54,339	78,640	112,182

Operating income	11,804	26,221	37,654
Interest expense (income), net	28	(16)	2,374
Loss on debt extinguishment	—	—	1,594
Other income	—	—	(408)

Income before income taxes	11,776	26,237	34,094
Income tax expense	4,753	10,159	14,069

Net income	7,023	16,078	20,025
Dividend paid to preferred and unvested restricted shareholders	—	—	(65,403)
Series A 8% Convertible Preferred Stock cumulative dividends	(4,507)	(15,913)	—
Accretion of Redeemable Convertible Preferred Stock	(3,329)	—	—
Net income attributable to participating securities	—	(109)	—

Net (loss) income attributable to common shareholders	$(813)	$56	$(45,378)

Basic (loss) income per common share	$(0.08)	$—	$(1.28)

Diluted (loss) income per common share	$(0.08)	$—	$(1.28)

Dividends declared and paid per common share	$13.24	$—	$2.02

Weighted average shares outstanding:
Basic shares	9,672,195	15,903,599	35,444,200

Diluted shares	9,672,195	15,904,108	35,444,200

Unaudited pro forma net income (see note 1)			$16,737
Unaudited pro forma net income attributable to participating securities (see note 1)			$(384)

Unaudited pro forma net income attributable to common shareholders (see note 1)			$16,353

Unaudited pro forma basic income per common share (see note 1)			$0.31

Unaudited pro forma diluted income per common share (see note 1)			$0.31

Unaudited pro forma weighted average shares outstanding (see note 1):
Basic shares			52,015,021

Diluted shares			52,256,471

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Changes in Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Shareholders’ Equity (Deficit)

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock				Series A 8% Convertible Preferred Stock		Shareholders’ Equity (Deficit)
	Series A		Series A-1				Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 30, 2010	6,173,030	$18,778	8,006,984	$18,510	—	$—	7,469,974	$75	$9,240	$(10,364)	$(1,049)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	203	—	203
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,104	—	2,104
Exercise of options and warrants to purchase common stock	—	—	—	—	—	—	1,187,658	12	4,980	—	4,992
Redemption of warrants for common stock and cash	—	—	—	—	—	—	1,221,722	12	(10,180)	—	(10,168)
Accretion of Series A Redeemable Convertible Preferred Stock to redemption value	—	1,356	—	—	—	—	—	—	(1,356)	—	(1,356)
Accretion of Series A-1 Redeemable Convertible Preferred Stock to redemption value	—	—	—	1,973	—	—	—	—	(1,973)	—	(1,973)
Conversion of Series A and Series A-1 Redeemable Convertible Preferred Stock to common stock and redemption of fractional shares	(6,173,030)	(20,134)	(8,006,984)	(20,483)	—	—	6,205,004	62	40,556	—	40,618
Issuance of Series A 8% Convertible Preferred Stock, net of issuance costs of $2,145	—	—	—	—	89,291,773	191,855	—	—	—	—	—
Dividend paid to common shareholders	—	—	—	—	—	—	—	—	(46,068)	(146,349)	(192,417)
Income tax benefit related to exercise of stock options and warrants	—	—	—	—	—	—	—	—	3,226	—	3,226
Net income	—	—	—	—	—	—	—	—	—	7,023	7,023

Balance, January 29, 2011	—	—	—	—	89,291,773	191,855	16,084,358	161	732	(149,690)	(148,797)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	31	—	31
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,197	—	1,197
Exercise of warrants to purchase common stock	—	—	—	—	—	—	5,191	—	33	—	33
Vesting of restricted shares related to stock option exercises	—	—	—	—	—	—	—	—	491	—	491
Repurchase of unvested restricted shares related to stock option exercises	—	—	—	—	—	—	—	—	98	—	98
Issuance of common stock	—	—	—	—	—	—	159,248	1	1,109	—	1,110
Net income	—	—	—	—	—	—	—	—	—	16,078	16,078

Balance, January 28, 2012	—	—	—	—	89,291,773	191,855	16,248,797	162	3,691	(133,612)	(129,759)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	43	—	43
Stock-based compensation expense	—	—	—	—	—	—	2,027,678	20	12,122	—	12,142
Exercise of options and warrants to purchase common stock	—	—	—	—	—	—	31,898	1	238	—	239
Vesting of restricted shares related to stock option exercises	—	—	—	—	—	—	—	—	802	—	802
Repurchase of unvested restricted shares related to stock option exercises	—	—	—	—	—	—	(30,221)	—	3	—	3
Conversion of Preferred Stock	—	—	—	—	(89,291,773)	(191,855)	30,894,953	309	191,546	—	191,855
Issuance of common stock, net of issuance costs of $8,533	—	—	—	—	—	—	4,807,692	48	73,150	—	73,198
Dividend paid to shareholders	—	—	—	—	—	—	—	—	(12,605)	(86,846)	(99,451)
Excess tax benefit related to restricted shares and exercises of stock options and warrants	—	—	—	—	—	—	—	—	1,647	—	1,647
Net income	—	—	—	—	—	—	—	—	—	20,025	20,025

Balance, February 2, 2013	—	$—	—	$—	—	$—	53,980,797	$540	$270,637	$(200,433)	$70,744

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Cash Flows

(in thousands)

	Fiscal Year
	2010	2011	2012
Operating activities:
Net income	$7,023	$16,078	$20,025
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,805	7,071	9,599
Gain on conversion of note payable	—	—	(200)
Loss on debt extinguishment	—	—	1,594
Loss on disposal of property and equipment	288	273	58
Amortization of deferred financing costs	28	28	455
Warrant expense related to professional service providers for services rendered	228	49	43
Stock-based compensation expense	2,104	1,197	12,324
Deferred income tax (benefit) expense	(716)	56	3,812
Changes in operating assets and liabilities:
Prepaid income taxes	—	—	(36)
Income taxes receivable	(20)	20	—
Inventories	(10,711)	(12,036)	(22,041)
Prepaid expenses and other assets	(756)	(3,270)	(4,133)
Accounts payable	3,684	12,481	3,369
Income taxes payable	2,144	8,998	(2,056)
Accrued salaries and wages	544	7,211	(5,050)
Deferred rent	6,295	6,997	7,723
Other accrued expenses	105	1,542	4,877

Net cash provided by operating activities	15,045	46,695	30,363

Investing activities:
Capital expenditures	(14,883)	(18,558)	(22,890)

Net cash used in investing activities	(14,883)	(18,558)	(22,890)

Financing activities:
Borrowing under long term note payable	250	—	—
Borrowing under Term Loan Facility	—	—	100,000
Repayment of Term Loan Facility	—	—	(65,500)
Cash paid for debt financing costs	(43)	—	(2,751)
Repayment of note payable	—	—	(50)
Net proceeds from issuance of preferred stock	191,855	—	—
Net proceeds from issuance of common stock	—	1,110	73,198
Proceeds from exercise of and prepayment related to warrants and options to purchase common stock	6,852	33	239
Repurchase of unvested restricted shares related to stock option exercises	—	(140)	(17)
Dividends paid to shareholders	(192,417)	—	(99,451)
Redemption of warrants	(10,168)	—	—
Excess tax benefit related to restricted shares and exercise of stock options and warrants	3,226	—	1,647

Net cash (used in) provided by financing activities	(445)	1,003	7,315

Net (decrease) increase in cash and cash equivalents	(283)	29,140	14,788
Cash and cash equivalents at beginning of year	12,436	12,153	41,293

Cash and cash equivalents at end of year	$12,153	$41,293	$56,081

Supplemental disclosures of cash flow information:
Interest paid	$53	$24	$2,056
Income taxes paid	$111	$1,157	$10,803

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) Description of Business

Five Below, Inc. (the “Company”) is a specialty value retailer offering merchandise targeted at the teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products includes select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of February 2, 2013, operated in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, Michigan, Missouri, and Georgia, each operating under the name “Five Below.” As of January 28, 2012 and February 2, 2013 the Company operated 192 and 244 stores, respectively.

Reverse Stock Split and Authorized Shares

On July 17, 2012, the Company amended its articles of incorporation to reflect a 0.3460-for-1 reverse stock split of its common stock. The amendment also changed the authorized shares of the Company’s common stock to 120,000,000 shares. Concurrent with the reverse stock split, the Company adjusted (i) the conversion price of its Series A 8% Convertible Preferred Stock, (ii) the number of shares subject to and the exercise price of its outstanding stock option awards under its equity incentive plan and (iii) the number of shares subject to and the exercise price of its outstanding warrants to equitably reflect the split. All common stock share and per-share data included in these financial statements give effect to the reverse stock split and the change in authorized shares and have been adjusted retroactively for all periods presented.

Initial Public Offering

On July 24, 2012, the Company completed its initial public offering (the “IPO”) of 11,057,692 shares of common stock at a price of $17.00 per share. The common stock was listed on The NASDAQ Global Select Market under the symbol “FIVE.” The shares sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-180780), which was declared effective by the Securities and Exchange Commission on July 18, 2012. Of the 11,057,692 shares sold in the IPO, the Company issued 4,807,692 shares, and 6,250,000 shares were sold by selling shareholders, including 1,442,308 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option. The Company did not receive any proceeds from shares sold by the selling shareholders. The Company received proceeds of approximately $73.2 million, net of approximately $8.5 million in underwriting discounts and legal, accounting and other fees incurred in connection with the IPO. Of the $73.2 million net proceeds received from the IPO, approximately $65.3 million and $0.7 million, respectively, were used to repay principal and interest under the Company’s Term Loan Facility (defined in note 3) that existed as of the date of the IPO. The remaining net proceeds of the IPO were used for general corporate purposes, including working capital.

Secondary Public Offering

On February 4, 2013, the Company completed its secondary public offering of 13,012,250 shares of common stock at a price of $35.65 per share. The shares sold in the secondary public offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statements on Form S-1

F-7	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(File No. 333-186043 and File No. 333-186275), which were declared effective by the Securities and Exchange Commission on January 29, 2013. All of the shares in the secondary public offering were sold by the selling shareholders and the Company did not receive any proceeds. The Company did incur fees of $1.0 million related to legal, accounting, and other fees in connection with the secondary public offering, which is included in selling, general and administrative expenses in the accompanying statement of operations for fiscal 2012.

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. References to “fiscal year 2012” or “fiscal 2012” refer to the period from January 29, 2012 to February 2, 2013 and consists of a 53-week fiscal year. References to “fiscal year 2011” or “fiscal 2011” refer to the period from January 30, 2011 to January 28, 2012 and consists of a 52-week fiscal year. References to “fiscal year 2010” or “fiscal 2010” refer to the period from January 31, 2010 to January 29, 2011 and consists of a 52-week fiscal year.

(c) Unaudited Pro Forma Presentation

On May 16, 2012, the Company entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders and used the net proceeds from the term loan facility and cash on hand to pay a special dividend on shares of common stock (including restricted shares) and on an as-converted basis on shares of Series A 8% Convertible Preferred Stock totaling $99.5 million. On July 27, 2012, the Company repaid $65.3 million of principal against the term loan facility and $0.7 million of interest from the proceeds of its IPO. Effective immediately prior to the closing of the IPO on July 24, 2012, all outstanding shares of Series A 8% Convertible Preferred Stock were converted into 30,894,953 shares of common stock.

Pro forma net loss gives effect to: (i) the 2012 dividend paid to the Company’s preferred shareholders; and (ii) the term loan facility, including the repayment of $65.3 million of outstanding indebtedness with proceeds from the IPO.

The following is a reconciliation of historical net loss to unaudited pro forma net income (in thousands):

Fiscal Year 2012
Net loss attributable to common shareholders	$(45,378)
Add:
Dividend paid to preferred shareholders	62,504
Less:
Interest expense on new term loan facility, net of tax	(324)
Amortization of deferred financing fees related to new term loan facility, net of tax	(65)

Unaudited pro forma net income	16,737
Unaudited pro forma net income attributable to participating securities	(384)

Unaudited pro forma net income attributable to common shareholders	$16,353

Pro Forma weighted average share data gives effect to (i) the conversion of the Company’s outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO and (ii) the number of shares in the Company’s IPO whose proceeds were used to repay $65.3 million of outstanding indebtedness under the term loan facility.

F-8	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

The following is a reconciliation of unaudited pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2012
Shares used in computing basic loss per common share	35,444,200
Adjustment for conversion of Series A 8% Convertible Preferred Stock	14,739,641
Adjustment for shares used to repay outstanding indebtedness under the term loan facility	1,831,180

Unaudited basic pro forma weighted average shares outstanding	52,015,021
Dilutive effect of securities	241,450

Unaudited diluted pro forma weighted average shares outstanding	52,256,471

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions resulting from customer purchases at the Company’s retail stores process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card and debit card transactions are classified as cash and cash equivalents in the accompanying balance sheets. Amounts due from banks for these transactions classified as cash equivalents totaled $1.2 million and $1.6 million at January 28, 2012 and February 2, 2013, respectively. Book overdrafts, which are outstanding checks in excess of funds on deposit, are recorded within accounts payable in the accompanying balance sheets and within operating activities in the accompanying statements of cash flows. At January 28, 2012 and February 2, 2013, the Company held additional cash equivalents of $39.8 million and $34.1 million, respectively, which consist of funds in money market accounts. The Company’s cash accounts are primarily maintained with one financial institution.

(e) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than Level 1, that are either directly or indirectly observable.

Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

The Company’s financial instruments consist primarily of cash equivalents, accounts payable, and borrowings under a line of credit and Term Loan Facility (as defined in note 3). The Company believes that: (1) the carrying value of cash equivalents and accounts payable are representative of their respective fair value due to the short-term

F-9	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

nature of these instruments; (2) the carrying value of the borrowings under the line of credit and Term Loan Facility approximates their fair value because the line of credit’s and Term Loan Facility’s interest rates vary with market interest rates. The Company considers the inputs utilized to determine the fair value of the borrowings under the Term Loan Facility to be Level 2 inputs. At January 28, 2012 and February 2, 2013, the Company had cash equivalents of $41.0 million and $35.7 million, respectively. The Company’s cash equivalents consist of credit card receivables and a money market account for which fair value was determined based on Level 1 inputs.

(f) Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis due to the nature of the Company’s inventory. Management of the Company reviews inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory cost is reduced when the selling price less costs of disposal is below cost. The Company accrues an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

(g) Property and Equipment

Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred.

Depreciation and amortization is recorded using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the respective leases, if applicable. The estimated useful lives are three to ten years for furniture and fixtures and computers and equipment. Store leasehold improvements are amortized over the shorter of the useful life or the lease term plus assumed extensions, which is generally 10 years. Depreciation and amortization expense for property and equipment, which is included in selling, general and administrative expenses in the accompanying statements of operations, was $4.8 million, $7.1 million and $9.6 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

Property and equipment, net, consists of the following (in thousands):

	January 28, 2012	February 2, 2013
Furniture and fixtures	$23,354	$31,680
Leasehold improvements	32,275	41,671
Computers and equipment	7,477	10,541
Construction in process	1,638	6,678

Property and equipment, gross	64,744	90,570
Less: accumulated depreciation and amortization	(22,704)	(31,530)

Property and equipment, net	$42,040	$59,040

(h) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated

F-10	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on its most recent analysis, management believes that no impairment of long-lived assets exists as of February 2, 2013.

(i) Deferred Financing Costs

Deferred financing costs (note 3) are amortized to interest expense over the term of the related credit agreement. Amortization expense in fiscal 2010, fiscal 2011 and fiscal 2012 was $28,000, $28,000 and $0.5 million, respectively. In connection with our $65.3 million repayment of the $100.0 million term loan facility, we wrote-off $1.6 million of deferred financing costs in fiscal 2012.

(j) Other Accrued Expenses

Other accrued expenses consist of the following (in thousands):

	January 28, 2012	February 2, 2013
Deposit liability related to restricted shares (note 6)	$1,131	$308
Gift card liability	1,745	2,418
Other	5,085	11,819

	$7,961	$14,545

(k) Leases

The Company leases store locations, distribution centers, and equipment used in its operations. The Company accounts for its leases under the provisions of Accounting Standards Codification (“ASC”) Topic 840, Leases (“ASC 840”), which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. Any assets held under capital lease are included in property and equipment, net. As of January 28, 2012 and February 2, 2013, the Company had no material capital leases.

Operating lease expense is recorded on a straight-line basis over the lease term. At the inception of a lease, the Company determines the lease term which includes periods under the exercise of renewal options that are reasonably assured. Renewal options are exercised at the Company’s sole discretion. Generally, the Company’s store and distribution center leases have expected lease terms of ten years which are comprised of an initial term of ten years or an initial term of five years and one assumed five-year extension, resulting in a ten-year life. The expected lease term is used to determine whether a lease is capital or operating and is used to calculate straight-line rent expense.

Substantially all of the Company’s leases include options that allow the Company to renew or extend the lease term beyond the initial lease period, subject to terms and conditions agreed upon at the inception of the lease. Such terms and conditions include rental rates agreed upon at the inception of the lease that could represent below or above market rental rates later in the life of the lease, depending upon market conditions at the time of such renewal or extension. In addition, the Company’s leases may include early termination options.

(l) Deferred Rent

Certain of the Company’s operating leases contain either rent holidays and/or predetermined fixed escalations of minimum rentals during the original and/or extended lease terms. For these leases, the Company recognizes the related rent expense on a straight-line basis over the life of the lease and records the difference

F-11	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

between the amounts charged to operations and amounts paid as deferred rent. The life of the lease is the initial term plus assumed extensions. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company’s leases contain future contingent increases in rents. Such increases in rent expense are recorded in the period in which such contingent increases to the rents take place.

The following table summarizes the Company’s deferred rent and other long-term liabilities balances (in thousands):

	January 28, 2012	February 2, 2013
Current:
Deferred rent(1)	$1,123	$878

Total current liabilities	$1,123	$878

Long-term:
Deferred rent	$20,933	$28,901
Other	—	181

Total long-term liabilities	$20,933	$29,082

(1)	The current portion of deferred rent is included in the other accrued expenses line item in the accompanying balance sheets.

(m) Stock-based Compensation

The Company measures the cost of employee services received in exchange for stock-based compensation based on the grant date fair value of the employee stock award. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized. The Company recognizes compensation expense based on the estimated grant date fair value of restricted stock awards, and using the Black-Scholes option-pricing model for grants of stock options which are both recorded over the vesting period. Stock-based compensation cost recognized and included in expenses, excluding modifications, for fiscal 2010, fiscal 2011 and fiscal 2012, was $2.1 million, $1.2 million and $6.9 million, respectively. In addition, during fiscal 2010 and fiscal 2012, the Company recognized $4.3 million and $5.4 million of additional compensation expense related to certain modifications of outstanding options (note 6).

(n) Revenue Recognition

Revenue is recognized at the point of sale. Returns are only permitted for damaged or defective goods. Returns subsequent to the period end are immaterial, accordingly no reserve has been recorded. Gift card sales to customers are initially recorded as liabilities and recognized as sales upon redemption for merchandise. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, excluded from sales in the accompanying statements of operations.

(o) Cost of Goods Sold

Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing,

F-12	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

warehousing and shipping of merchandise to or from the Company’s distribution center and between store locations. Buying costs include compensation expense for the Company’s internal buying organization.

(p) Selling, General and Administrative Expenses

Selling, general and administrative expenses include payroll and other compensation, marketing and advertising expense, depreciation and amortization expense, and other selling and administrative expenses.

(q) Vendor Allowances

The Company receives various incentives in the form of allowances, free product and promotional funds from its vendors based on product purchases and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company. Merchandise allowances are recorded in cost of goods and recognized in the period the related merchandise is sold. Marketing allowances are recorded in selling, general and administrative expenses and are recognized in the period the related advertising occurs to the extent the allowance is a reimbursement that is specific and incremental, and identifiable costs have been incurred by the Company to sell the vendor’s products. To the extent these conditions are not met, these allowances are recorded as merchandise allowances.

(r) Store Pre-Opening Costs

Costs incurred between completion of a new store location’s construction and its opening (pre-opening costs) are charged to expense as incurred. Pre-opening costs were $2.3 million, $3.4 million and $3.5 million in fiscal 2010, fiscal 2011, and fiscal 2012, respectively, and are recorded in the accompanying statements of operations based on the nature of the expense.

(s) Advertising Costs

Advertising costs are charged to expense the first time the advertising takes place. Advertising expenses were $6.4 million, $9.7 million and $12.0 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

(t) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

F-13	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(u) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(v) Use of Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, valuation allowances for inventories, income taxes and stock-based compensation expense.

(w) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (“GAAP”) and international financial reporting standards (“IFRS”) and change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on the Company’s financial position or results of operations.

(2) Income (Loss) Per Common Share

Basic income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards and shares currently available for purchase under the Company’s Employee Stock Purchase Plan, which is minor using the treasury stock method.

The two-class method is used to calculate basic and diluted income (loss) per common share since the Company’s preferred and restricted stock are participating securities under ASC 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to participating securities by the weighted-average number of common shares outstanding during the year. Diluted income (loss) per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company. The two-class method is the more dilutive method for fiscal 2010, fiscal 2011 and fiscal 2012.

F-14	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

The following table reconciles net income (loss) and the weighted average common shares used in the computations of basic and diluted income (loss) per common share (in thousands, except for share and per share data):

	Fiscal Year
	2010	2011	2012
Numerator:
Net income	$7,023	$16,078	$20,025
Dividend paid to preferred shareholders	—	—	(62,504)
Dividend paid to unvested restricted shareholders	—	—	(2,899)
Series A 8% Convertible Preferred Stock cumulative dividends	(4,507)	(15,913)	—
Accretion of Redeemable Convertible Preferred Stock	(3,329)	—	—
Net income attributable to participating securities	—	(109)	—

Net (loss) income attributable to common shareholders	$(813)	$56	$(45,378)

Denominator:
Weighted average common shares outstanding-basic	9,672,195	15,903,599	35,444,200
Dilutive impact of options and warrants	—	509	—

Weighted average common shares outstanding-diluted	9,672,195	15,904,108	35,444,200

Per common share:
Basic (loss) income per common share	$(0.08)	$—	$(1.28)
Diluted (loss) income per common share	$(0.08)	$—	$(1.28)

As discussed above, the Company is required to use the two-class method to compute basic and diluted income (loss) per common share. In fiscal 2010 and fiscal 2012 the adjustment to record the increase in redemption value of preferred stock as well as dividends paid to preferred and unvested restricted shareholders (note 5) reduced undistributed earnings, to be allocated between common shares and participating securities, to zero, for purposes of calculating net income per share using the two-class method. As such, net losses were solely attributable to common shareholders.

For fiscal 2010 and fiscal 2011, preferred stock that could be converted to 30,894,953 shares of common stock were not included in the computation of diluted earnings per share, as the effect of doing so would have been anti-dilutive. The preferred stock was converted to common stock on July 24, 2012 and was included in the computation of income (loss) per share during fiscal 2012 on a weighted average basis.

The effects of the assumed exercise of the combined stock options and warrants and vesting of restricted share awards of 2,440,586 and 2,573,490 fiscal 2010 and fiscal 2012, and the impact of shares to be issued under the Company’s Employee Stock Purchase Plan, which is minor were excluded from the calculation of diluted net loss as the effect would be anti-dilutive due to a net loss to common shareholders. The effects of the assumed exercise of stock options and warrants for 2,781,138 shares of common stock for fiscal 2011 were excluded from the calculation of diluted net income as the average stock market price of the related common stock for the periods exceeded the exercise price of the options or warrants or the assumed proceeds determined under the treasury stock method resulted in no incremental shares for stock options. The aforementioned excluded shares do not reflect the impact of any incremental repurchases under the treasury stock method. In addition, the assumed vesting of 135,657 restricted shares are not included in the calculation of diluted weighted average common shares outstanding as the two class method was more dilutive method during fiscal 2011.

F-15	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(3) Financing Transactions, Line of Credit and Note Payable

Financing Transactions

On May 16, 2012, the Company entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders (the “Term Loan Facility”). The Company used the net proceeds from the Term Loan Facility and cash on hand to pay a dividend on all outstanding shares of the Company’s common stock and Preferred Stock totaling $99.5 million. On the same day, the Company amended and restated its existing senior secured Revolving Credit Facility with Wells Fargo Bank, National Association, which is defined below under “—Line of Credit.” The Company refers to the Term Loan Facility, the amendment and restatement of the Revolving Credit Facility and related transactions as the “Financing Transactions.”

The Term Loan Facility provided for a term loan of $100.0 million and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The Term Loan Facility provides for interest on borrowings, at the option of the Company, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a London Interbank Offer Rate (“LIBOR”) based rate with a 1.00% floor plus a margin of 4.25%. The credit agreement for the Term Loan Facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows the Company to net up to $10.0 million of its cash and cash equivalents against its indebtedness. The Company’s leverage ratio must not exceed 3.25x for the testing periods in calendar year 2012, 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the Term Loan Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change its business.

The Term Loan Facility is subject to repayment upon the receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The Term Loan Facility was also subject to repayment of $50.0 million upon the receipt of proceeds from the Company’s IPO. The Company closed its IPO on July 24, 2012. On July 27, 2012, the Company repaid $65.3 million of principal on the Term Loan Facility and $0.7 million of interest. On October 26, 2012, the Company repaid $0.3 million of principal on the Term Loan Facility. As of February 2, 2013, the balance outstanding under the Term Loan Facility was $34.5 million, bearing interest at a rate of 5.25%. Pursuant to the terms of the Term Loan Facility, due to the repayment of $65.3 million of principal in July 2012, the Company is no longer required to make minimum quarterly payments. The Company plans to repay approximately $15.0 million of principal on the Term Loan Facility within the next 12 months and has classified the amount as a current liability in the accompanying balance sheet as of February 2, 2013. The remaining unpaid balance will be due upon maturity.

In connection with the Term Loan Facility, the Company incurred deferred financing costs of $2.7 million which are being amortized over the term of the Term Loan Facility. The amortization is included in interest expense, net, in the statement of operations. In connection with the repayment in July 2012, $1.6 million of the deferred financing costs were written off and included in loss on debt extinguishment in the statement of operations. The remaining deferred financing costs, net of amortization, are included in other assets in the balance sheet at February 2, 2013. The Company had approximately $38,000 and $0.8 million of remaining deferred financing fees as of January 28, 2012 and February 2, 2013, respectively.

Amounts under the credit agreement for the Term Loan Facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the Term Loan Facility is 2.00% per annum.

F-16	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

All obligations under the Term Loan Facility are secured by substantially all of the Company’s assets. As of February 2, 2013, the Company was in compliance with the financial covenant and other covenants applicable to it under the Term Loan Facility. During fiscal 2012, the Company recorded $2.4 million in interest expense, including amortization of deferred financing fees of $0.5 million.

Line of Credit

On August 18, 2006, the Company entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Wachovia Bank National Association (predecessor in interest to Wells Fargo Bank, National Association) that included a revolving line of credit with advances tied to a borrowing base. The Loan and Security Agreement was amended and/or restated several times, the latest on May 16, 2012 (as amended and restated, the “Revolving Credit Facility”), generally to extend the maturity date, increase maximum borrowings, adjust the applicable interest rates and modify certain definitions.

The Revolving Credit Facility allows maximum borrowings of $20.0 million with advances tied to a borrowing base and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the Term Loan Facility if the Term Loan Facility remains outstanding or (iii) upon the occurrence of an event of default. The Revolving Credit Facility may be increased to $30.0 million upon certain conditions. The Revolving Credit Facility includes a $5.0 million sub limit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves. The Company incurred deferred financing costs of $50,000 in May 2012 in connection with the Revolving Credit Facility and such costs are being amortized over the remaining term of the Revolving Credit Facility.

The Revolving Credit Facility provides for interest on borrowings, at the Company’s option, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of approximately $12,000 per year. As of February 2, 2013, the Company had approximately $0.3 million letter of credit outstanding that was undrawn.

The Revolving Credit Facility includes a covenant which requires the Company to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3.0 million.

The Revolving Credit Facility also includes customary negative and affirmative covenants including, among others, limitations on our ability to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change the Company’s business.

Additionally, the Revolving Credit Facility is subject to payment upon our receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Revolving Credit Facility may become due upon certain events of default including, among others, failure to comply with the Revolving Credit Facility’s covenants, bankruptcy, default on certain other indebtedness or a change in control.

F-17	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

During fiscal 2012, the Company had no borrowings or interest expense under the Revolving Credit Facility. At February 2, 2013, the Company had approximately $20.0 million available on the line of credit of which $19.7 million was available and $0.3 million was issued but undrawn on an outstanding letter of credit obligation. During fiscal 2011, the Company had no borrowings or interest expense under the Revolving Credit Facility and the Company had approximately $20.0 million available on the line of credit for borrowings at January 28, 2012, based on the borrowing base. During fiscal 2010, the maximum borrowings and weighted average interest rate under the Revolving Credit Facility were $8.2 million and 4.85%, respectively, and interest expense was $53,000.

All obligations under the Revolving Credit Facility are secured by substantially all of the Company’s assets. As of February 2, 2013 and January 28, 2012, the Company was in compliance with the covenants applicable to it under the Revolving Credit Facility.

Note Payable

On December 10, 2010 the Company entered into a loan and security agreement (the “Note”) for $0.3 million with a governmental authority. On May 13, 2012, a portion of the Note ($0.2 million) was converted to a grant upon the Company meeting certain non-financial conditions and the remainder of $50,000 was paid back in full along with interest outstanding.

(4) Commitments and Contingencies

The Company leases property and equipment under non-cancelable operating leases. Certain retail store lease agreements provide for contingent rental payments if the store’s net sales exceed stated levels (percentage rents) and/or contain escalation clauses, which provide for increases in base rental for increases in future operating costs. Many of the Company’s leases provide for one or more renewal options for periods ranging from five to seven years. The Company’s operating lease agreements, including assumed extensions, which are generally those that take the lease to a ten-year term, expire through 2023.

The Company’s minimum rental commitments under operating lease agreements, including assumed extensions, as of February 2, 2013, are as follows (in thousands):

	Retail stores	Corporate office and distribution centers	Total
Fiscal year:
2013	$38,278	$2,858	$41,136
2014	41,519	4,413	45,932
2015	40,670	4,678	45,348
2016	39,721	3,097	42,818
2017	39,290	2,610	41,900
Thereafter	143,394	13,011	156,405

	$342,872	$30,667	$373,539

Rent expense, including base and contingent rent under operating leases, was $16.9 million, $23.6 million and $32.8 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively. Contingent rents were $0.3 million, $0.5 million and $0.5 million in fiscal 2010, fiscal 2011 and fiscal 2012, respectively.

F-18	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

The Company has employment agreements with certain key employees that provide for, among other things, salary, bonus, severance, and change-in-control provisions. The severance and change of control provisions under these agreements provide for additional payments upon employee separation of up to approximately $3.8 million.

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, the outcome of such actions will not have a material adverse effect on the Company’s financial condition or results of operations.

As of February 2, 2013, the Company has other purchase commitments of approximately $2.3 million consisting of purchase agreements for materials for approximately $1.1 million that will be used in the construction of new stores and approximately $1.2 million consisting of purchase commitments for infrastructure and systems that will be implemented in the construction of the Company’s second distribution center.

(5) Shareholders’ Equity (Deficit)

As of February 2, 2013, the Company is authorized to issue 120,000,000 shares of $0.01 par value common stock and 5,000,000 shares of $0.01 par value preferred stock. The holders of the common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the board of directors. The preferred stock may be issued from time to time in series as designated by the board of directors. The designations, powers, preferences, voting rights, privileges, options, conversion rights, and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof shall be designated by the board of directors.

Preferred Stock

On October 14, 2010, the Company issued 89,291,773 shares of Series A 8% Convertible Preferred Stock for cash proceeds of $191.9 million, net of offering costs of $2.1 million. In connection with this transaction, all of the Company’s then outstanding shares of its Series A and Series A-1 Redeemable Convertible Preferred Stock were converted into shares of the Company’s common stock and all of the Company’s then outstanding options and warrants were exercised or exchanged for restricted or unrestricted shares of the Company’s common stock or were exchanged for unrestricted shares and cash. The Company used the proceeds of this investment as well as cash on hand to pay a special dividend to the holders of the Company’s common stock on October 14, 2010 as noted below. Prior to the conversion, the Series A and Series A-1 Redeemable Convertible Preferred Stock, were being accreted to their redemption value using the effective interest rate method.

The shares of Series A 8% Convertible Preferred Stock were entitled to receive cumulative dividends of 8% of their original issue price of $2.17 per share per year compounded annually and payable in cash when and if declared by the Company’s board of directors; however, the Company could not pay, unless otherwise consented to by the holders of Series A 8% Convertible Preferred Stock, any dividends on common stock unless an equal amount of dividends per share (on an as converted basis) was simultaneously paid to the holders of the Series A 8% Convertible Preferred Stock. Effective immediately prior to the closing of the IPO on July 24, 2012, all outstanding shares of Series A 8% Convertible Preferred Stock were converted into 30,894,953 shares of common stock and ceased to be entitled to the payment of any dividends that accrued on such shares as of the effective time of the conversion.

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock were entitled to receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment was made to the common shareholders. The Series A 8% Convertible Preferred Stock was presented outside of shareholders’ equity (deficit) since its redemption under certain circumstances was beyond the control of the Company’s management.

F-19	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

Common Stock

The Company and its shareholders have entered into an Amended and Restated Investors Rights Agreement and a Second Amended and Restated Shareholders Agreement, which provide for, among others, certain registration, information, first refusal, co-sale, observer, bring along and board of director voting rights. The Second Amended and Restated Shareholders Agreement also provides for certain restrictions and obligations with respect to the stock of the Company held by the Company’s shareholders, including limits on the transfer of stock held by shareholders.

In March 2012, options to purchase 2,020,620 shares of common stock granted during fiscal 2010, including options to purchase 1,010,310 shares that were subject to time-based and performance-based vesting, were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant.

In connection with the cancellation and grant, the Company will record total compensation expense of $17.4 million including $5.3 million which was recorded on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In May 2010, the Company granted warrants to purchase 27,680 shares of common stock at an exercise price of $11.45 per share to professional service providers that were exercised in October 2010. The fair value of the warrants of $0.2 million was recorded as expense in fiscal 2010.

In February 2011, the Company granted warrants to purchase 13,840 shares of common stock at an exercise price of $6.30 per share to professional service providers, of which 5,191 were exercised in November 2011. The fair value of the warrants of $25,000 was recorded as expense in fiscal 2010.

In May 2011, the Company granted warrants to purchase 3,114 shares of common stock at an exercise price of $6.30 per share to a professional service provider. The fair value of the warrants of $6,000 was recorded as expense in fiscal 2011.

In November 2011, the Company issued 159,248 shares of common stock for cash proceeds of $1.1 million to an incoming member of the Company’s board of directors.

In March 2012, the Company granted warrants to purchase 11,245 shares of common stock at an exercise price of $11.21 per share to professional service providers. The fair value of the warrants of $43,000 was recorded as expense in Fiscal 2012.

During fiscal 2012, 23,012 warrants were exercised and, as of February 2, 2013, no warrants remained outstanding.

On July 18, 2012, two members of the board of directors were each issued 3,529 restricted shares of common stock. These shares vest and become free of forfeiture restrictions on the earlier of: (i) the one-year anniversary of the issuance date or (ii) the date of the Company’s next annual shareholder meeting following the issuance date.

On July 24, 2012, the Company completed the IPO of 11,057,692 shares of common stock at a price of $17.00 per share. The common stock was listed on The NASDAQ Global Select Market under the symbol “FIVE.” The shares sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-180780), which was declared effective by the SEC on July 18, 2012. Of the 11,057,692 shares sold in the IPO, the Company issued 4,807,692 shares, and 6,250,000

F-20	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

shares were sold by selling shareholders of the Company, including 1,442,308 shares sold pursuant to the exercise in full of the underwriters’ over-allotment option. The Company did not receive any proceeds from shares sold by the selling shareholders. The Company received proceeds of $73.2 million, net of $8.5 million in underwriting discounts and legal, accounting and other fees incurred in connection with the IPO. Of the $73.2 million net proceeds received from the IPO, $65.3 million and $0.7 million, respectively, were used to repay principal and interest under the Term Loan Facility that existed as of the date of the IPO. The remaining net proceeds of the IPO were used for general corporate purposes, including working capital.

On September 27, 2012, the Company’s board of directors approved the Five Below, Inc. 2012 Employee Stock Purchase Plan (the “ESPP”), subject to shareholder approval at the next annual meeting. If the shareholder’s do not approve the ESPP, then the ESPP will be terminated and any contributions will be returned to the participants without interest and without the purchase of shares. Subject to shareholder approval, the ESPP became effective January 1, 2013 and is intended to be qualified as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986. The ESPP allows eligible employees the opportunity to purchase shares of the Company’s common stock through payroll deductions at a discount of 10% of the fair market value of such shares on the purchase date. Under the ESPP, the number of shares of common stock reserved for issuance, which is subject to other limitations, is 500,000 shares and the purchase of shares by any participant is limited to (i) the number of shares obtained by dividing $10.0 million by the fair market value in any offering period or (ii) $10.0 million worth of such stock in any calendar year.

On February 4, 2013, the Company completed its secondary public offering of 13,012,250 shares of common stock at a price of $35.65 per share. The shares sold in the secondary public offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statements on Form S-1 (File No. 333-186043 and File No. 333-186275), which were declared effective by the Securities and Exchange Commission on January 29, 2013. All of the shares sold in the secondary public offering were sold by selling shareholders and the Company did not receive any proceeds. The Company did incur fees of approximately $1.0 million related to legal, accounting, and other fees in connection with the secondary public offering which is included in selling, general and administrative expenses in the accompanying statement of operations for fiscal 2012.

Dividends

On October 13, 2010, the board of directors declared a cash dividend of $13.24 per share, or $196.7 million in the aggregate, which was paid on October 14, 2010 to shareholders of record on October 13, 2010. Of this amount, $4.3 million was recorded as additional compensation expense (note 6).

On May 15, 2012, the Company declared and subsequently paid on May 16, 2012 a dividend of $2.02 per share on shares of common stock (including restricted shares) and on an as-converted basis on shares of Series A 8% Convertible Preferred Stock totaling approximately $99.5 million. Refer to note 6 for additional information regarding changes to outstanding stock options resulting from the dividend payment.

(6) Common Stock Options

2002 Equity Incentive Plan

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of July 24, 2012, increased the number of shares authorized for issuance under the Plan to a total of 7,600,000 shares. All stock options have a term not

F-21	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant. As of February 2, 2013, 4,992,675 stock options or restricted shares were available for grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (“Vested Options”) or were not currently vested and exercisable (“Unvested Options”). The Company recorded $4.3 million of additional compensation cost in fiscal 2010 to reflect the incremental value associated with the modification of the options, which was primarily related to the value of the dividends received by the exercisers before the original vesting date.

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested Options and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the balance sheets. As of January 28, 2012 and February 2, 2013, $1.1 million and $0.3 million respectively, was recorded as a deposit liability.

On May 23, 2012, the Company’s board of directors, in accordance with the Plan’s documents, approved an equitable adjustment to all options outstanding on the date of the Company’s dividend declaration to reflect the dividend value received by the Company’s common and preferred shareholders. The exercise price of each outstanding option was reduced by $2.02. The adjustment did not result in additional compensation expense given the adjustment was required under the Plan’s documents and there was no increase in the fair value of the awards before and after payment of the dividend and adjustment of the awards.

Restricted Stock Activity

The following table summarizes the activity related to the restricted shares of common stock (in thousands except share data):

	Number of shares	Deposit liability
Unvested, issued upon option exercises on October 13, 2010	325,521	$1,933
Vested	(21,121)	(73)

Unvested January 29, 2011	304,400	1,860
Vested	(135,657)	(491)
Repurchases upon employee termination	(26,816)	(238)

Unvested January 28, 2012	141,927	1,131
Vested	(106,980)	(802)
Repurchases upon employee termination	(3,405)	(21)

Unvested February 2, 2013	31,542	$308

F-22	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

Stock option activity under the Plan was as follows:

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 30, 2010	840,860	$3.41	6.9
Granted	2,427,690	6.93
Forfeited	(6,736)	3.88
Exercised	(1,125,629)	5.64

Balance at January 29, 2011	2,136,185	6.31	9.7
Granted	611,313	7.03
Forfeited	(119,543)	6.40

Balance at January 28, 2012	2,627,955	6.47	9.0
Granted	687,416	14.96
Forfeited	(98,048)	9.14
Cancelled (see note 5)	(2,020,620)	6.30
Exercised	(8,886)	4.12

Balance at February 2, 2013(1)	1,187,817	10.43	9.3

Exercisable at February 2, 2013	25,240	$11.73	7.1

(1)	The weighted-average exercise price at February 2, 2013 reflects the adjustment of $2.02 per share resulting from the dividend declared on May 15, 2012 as described above.

Included in the options granted during fiscal 2010 and outstanding as of January 28, 2012 are options to purchase 1,010,310 shares of common stock, which vest incrementally only upon the achievement of certain performance targets including achieving targeted internal rates of return for the Company’s preferred shareholders or the Company achieving certain market capitalization levels subsequent to an initial public offering. In March 2012, options to purchase 2,020,620 shares of common stock granted during fiscal 2010, including the options that were to vest upon the achievement of performance targets, were cancelled and an equal number of restricted shares were granted (see note 5). During fiscal 2011 and 2010, no compensation expense was recognized for the options that were to vest upon the achievement of performance targets prior to their cancellation since the Company’s management determined that the performance targets were not probable of achievement.

Included in the options granted during fiscal 2012 are options to purchase shares of common stock to non-employees. We account for stock-based compensation for non-employee stock options by using the Black-Scholes option-pricing model and record expense as the options vest. Non-employee options subject to vesting are required to be periodically revalued over their service period, which is generally the same as the vesting period.

F-23	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

The fair value of each option award granted to employees and non-employees, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year
	2010	2011	2012
Expected volatility	50.0%	50.0%	50.0%
Risk-free interest rate	1.8%	2.0%	1.3%
Expected life of options	7.0 years	7.0 years	6.3 years
Expected dividend yield	— %	— %	— %

The Company uses the simplified method to estimate the expected term of the option. The expected volatility incorporates historical and implied volatility of similar entities whose share prices are publicly available. The risk-free rate for the expected term of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, in fiscal 2010, fiscal 2011 and fiscal 2012 was $3.41, $3.58 and $7.42 respectively. The total intrinsic value of stock options exercised during fiscal 2010, fiscal 2011 and fiscal 2012 was $15.6 million, zero and $0.4 million, respectively. In fiscal 2012, we recorded cash received from the exercise of options of $36,000 and excess tax benefits from option exercises and restricted stock of $1.6 million. Upon option exercise, we issued new shares of stock.

As of February 2, 2013, there was $13.2 million of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plan, excluding options that vest upon the achievement of performance targets. That cost is expected to be recognized over a weighted average vesting period of 1.9 years.

(7) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

As of February 2, 2013, no valuation allowance has been provided for net deferred tax assets as management believes that it is more likely than not that the Company will realize all deferred tax assets at February 2, 2013.

F-24	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

The components of the income tax expense are as follows (in thousands):

	Fiscal Year
	2010	2011	2012
Current:
Federal	$4,080	$6,979	$8,127
State	1,389	3,124	2,130

	5,469	10,103	10,257

Deferred:
Federal	(673)	1,434	3,043
State	(43)	(1,378)	769

	(716)	56	3,812

Income tax expense (benefit)	$4,753	$10,159	$14,069

The reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Year
	2010	2011	2012
Statutory federal tax rate	34.0%	35.0%	35.0%
State taxes, net of federal benefit	5.7	5.6	5.5
Other	0.7	(1.9)	0.8

	40.4%	38.7%	41.3%

The effective tax rate for fiscal year 2012 was impacted by permanent book to tax differences related to fees paid for the secondary public offering.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are (in thousands):

	January 28, 2012	February 2, 2013
Deferred tax assets:
Inventories	$1,920	$2,990
Deferred revenue	71	95
Accrued bonus	2,907	1,067
Deferred rent	9,000	12,076
Other	381	750

Deferred tax assets	14,279	16,978

Deferred tax liabilities:
Property and equipment	(10,404)	(13,874)
Other	(318)	(3,359)

Deferred tax liabilities	(10,722)	(17,233)

	$3,557	$(255)

F-25	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

Total income taxes paid during fiscal 2010, fiscal 2011, and fiscal 2012 were $0.1 million, $1.2 million and $10.8 million, respectively.

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at January 28, 2012 and February 2, 2013, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statement of operations for fiscal 2010, fiscal 2011, and fiscal 2012.

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the fiscal years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (“IRS”). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination for varying periods up to 3 to 4 years depending on the state.

(8) Related-Party Transactions

During fiscal 2010, fiscal 2011 and fiscal 2012, the Company incurred fees of $1.8 million, $0.5 million and $3.8 million, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners. Fees related to fiscal 2012 were primarily IPO and secondary public offering related fees.

During fiscal 2009, the Company extended a loan of $0.3 million to an officer. The loan accrued interest at 4.11% and was payable on an annual basis with the first interest payment due on March 1, 2011. The loan required mandatory prepayments of the full principal amount and unpaid accrued interest upon the occurrence of certain events as defined in the related agreement. The loan was collateralized by a pledge of common stock of the Company owned by the officer. On October 13, 2010, the principal of $0.3 million and interest was paid in full. Interest income recognized on this loan totaled $8,000.

(9) Employee Benefit Plan

Effective February 1, 2007, the Company implemented the Five Below 401(k) Retirement Savings Plan for all employees who have at least 1 year of service, worked at least 1,000 hours, and are 21 years of age. Employees can contribute up to the maximum amount allowed under law. The Company may make discretionary matching and profit sharing contributions, which vest over a period of 5 years from each employee’s commencement of employment with the Company. The Company made no discretionary contributions in fiscal 2011 and fiscal 2010. During fiscal 2012, the Company made $52,000 of discretionary contributions.

(10) Segment Reporting

The Company evaluates performance internally and manages the business on the basis of one operating segment; therefore, it has only one reportable segment. All of the Company’s identifiable assets are located in the United States.

Set forth below is data for the following groups of products—leisure, fashion and home, and party and snack. During fiscal 2012, certain historical stock keeping units, or SKUs, were re-assigned to reflect the Company’s current product grouping. The percentage of net sales represented by each product group for fiscal

F-26	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

2010 and fiscal 2011 give effect to these re-assignments. The percentage of net sales represented by each product group for each of the last three fiscal years was as follows:

Sales by Product Group	Percentage of Net Sales
	Fiscal Year
	2010	2011	2012
Leisure	50.6%	50.6%	52.6%
Fashion and home	32.2%	31.7%	30.3%
Party and snack	17.2%	17.7%	17.1%

Total	100.0%	100.0%	100.0%

Leisure includes items such as sporting goods, games, toys, media, books, electronic accessories, and arts and crafts.

Fashion and home includes items such as personal accessories, “attitude” t-shirts, beauty offerings, home goods and storage options.

Party and snack includes items such as party and seasonal goods, greeting cards, candy and other snacks, and beverages.

(11) Quarterly Results of Operations and Seasonality (Unaudited)

Quarterly financial results for fiscal 2011 and fiscal 2012 were as follows: (in thousands except for per share data).

	Fiscal Year 2011				Fiscal Year 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Net sales	$47,427	$61,966	$61,895	$125,825	$71,829	$86,820	$86,587	$173,589
Gross profit	14,587	20,011	18,373	51,890	23,020	28,747	26,931	71,138
Net income (loss)	$999	$2,212	$440	$12,427	$(1,157)	$1,247	$729	$19,206
Basic (loss) income per common share	$(0.18)	$(0.10)	$(0.22)	$0.17	$(0.32)	$(3.41)	$0.01	$0.36
Diluted (loss) income per common share	$(0.18)	$(0.10)	$(0.22)	$0.17	$(0.32)	$(3.41)	$0.01	$0.35

(1)	The Company operates on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. Fiscal 2012 consists of a 53-week fiscal year and the fourth quarter of fiscal 2012 included an extra week, representing the 53rd week.

The Company’s business is seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the fourth quarter holiday season and therefore, operating results for any fiscal quarter are not necessarily indicative of results for the full fiscal year. To prepare for the holiday season, the Company must order and keep in stock more merchandise than it carries during other parts of the year. The Company expects inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their

F-27	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, the Company experiences fluctuations in net sales and working capital requirements during the fiscal year.

(12) Subsequent Events

From February 3, 2013 to March 28, 2013, the Company committed to 10 new store leases with terms of 10 years that have future minimum lease payments of approximately $14.9 million.

F-28	(Continued)

FIVE BELOW, INC.

Balance Sheets

(Unaudited)

(in thousands, except share and per share data)

	April 28, 2012	February 2, 2013	May 4, 2013
Assets
Current assets:
Cash and cash equivalents	$14,503	$56,081	$36,722
Inventories	51,531	60,831	75,339
Income taxes receivable	7,400	—	—
Prepaid income taxes	—	36	621
Deferred income taxes	4,911	1,295	1,441
Prepaid expenses and other current assets	10,706	11,433	10,481

Total current assets	89,051	129,676	124,604
Property and equipment, net of accumulated depreciation and amortization of $24,811, $31,530, and $34,463, respectively	44,441	59,040	61,611
Other assets	449	944	877

	$133,941	$189,660	$187,092

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Line of credit	$—	$—	$—
Current portion of notes payable	—	15,000	15,000
Accounts payable	22,496	27,952	27,971
Income taxes payable	1,019	7,083	558
Accrued salaries and wages	1,436	4,204	2,725
Other accrued expenses	11,235	14,545	13,569

Total current liabilities	36,186	68,784	59,823
Notes payable	250	19,500	19,500
Deferred rent and other	22,258	29,082	31,187
Deferred income taxes	5,708	1,550	1,431

Total liabilities	64,402	118,916	111,941

Commitments and contingencies (note 4)
Preferred stock, $0.01 par value. Authorized 100,000,000, 5,000,000, and 5,000,000 shares, respectively; 10,000,000, 5,000,000, and 5,000,000 shares undesignated, respectively; 90,000,000, zero, and zero shares designated as Series A 8% Convertible Preferred Stock, respectively. Issued and outstanding, 89,291,773, zero, and zero shares, respectively, with a liquidation preference of $218,588, zero, and zero, respectively.	191,855	—	—

Shareholders’ (deficit) equity:
Common stock, $0.01 par value. Authorized 120,000,000 shares; issued and outstanding 18,262,303, 53,980,797, and 54,019,137 shares, respectively.	183	540	540
Additional paid-in capital	12,270	270,637	273,474
Accumulated deficit	(134,769)	(200,433)	(198,863)

Total shareholders’ (deficit) equity	(122,316)	70,744	75,151

	$133,941	$189,660	$187,092

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Thirteen Weeks Ended
	April 28, 2012	May 4, 2013
Net sales	$71,829	$95,604
Cost of goods sold	48,809	65,391

Gross profit	23,020	30,213
Selling, general and administrative expenses	24,985	27,024

Operating (loss) income	(1,965)	3,189
Interest (income) expense, net	(37)	511

(Loss) income before income taxes	(1,928)	2,678
Income tax (benefit) expense	(771)	1,108

Net (loss) income	(1,157)	1,570
Series A 8% Convertible Preferred Stock cumulative dividends	(4,168)	—
Net income attributable to participating securities	—	(31)

Net (loss) income attributable to common shareholders	$(5,325)	$1,539

Basic (loss) income per common share	$(0.32)	$0.03

Diluted (loss) income per common share	$(0.32)	$0.03

Weighted average shares outstanding:
Basic shares	16,420,716	52,943,243

Diluted shares	16,420,716	53,399,778

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statement of Shareholders’ Equity

(Unaudited)

(in thousands, except share data)

	Shareholders’ Equity
	Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Shares	Amount
Balance, February 2, 2013	53,980,797	$540	$270,637	$(200,433)	$70,744
Stock-based compensation expense	1,559	—	2,197	—	2,197
Exercise of options to purchase common stock	36,781	—	158	—	158
Vesting of restricted shares related to stock option exercises	—	—	80	—	80
Excess tax benefit related to exercises of stock options	—	—	402	—	402
Net income	—	—	—	1,570	1,570

Balance, May 4, 2013	54,019,137	$540	$273,474	$(198,863)	$75,151

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Cash Flows

(Unaudited)

(in thousands)

	Thirteen Weeks Ended
	April 28, 2012	May 4, 2013
Operating activities:
Net (loss) income	$(1,157)	$1,570
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	2,107	2,933
Amortization of deferred financing costs	7	78
Warrant expense related to professional service providers for services rendered	43	—
Stock-based compensation expense	6,330	2,359
Deferred income tax expense (benefit)	4,354	(265)
Changes in operating assets and liabilities:
Prepaid income taxes	—	(585)
Income tax receivable	(7,400)	—
Inventories	(12,741)	(14,508)
Prepaid expenses and other assets	(3,621)	941
Accounts payable	(799)	703
Income taxes payable	(8,120)	(6,525)
Accrued salaries and wages	(7,818)	(1,479)
Deferred rent	1,555	2,405
Other accrued expenses	3,562	602

Net cash used in operating activities	(23,698)	(11,771)

Investing activities:
Capital expenditures	(4,801)	(8,148)

Net cash used in investing activities	(4,801)	(8,148)

Financing activities:
Proceeds from exercise of warrants and stock options to purchase common stock	201	158
Repurchase of unvested restricted shares related to stock option exercises	(17)	—
Excess tax benefit related to restricted shares and the exercise of stock options	1,525	402

Net cash provided by financing activities	1,709	560

Net decrease in cash and cash equivalents	(26,790)	(19,359)
Cash and cash equivalents at beginning of period	41,293	56,081

Cash and cash equivalents at end of period	$14,503	$36,722

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Five Below, Inc. (the “Company”) is a specialty value retailer offering merchandise targeted at the teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products includes select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of May 4, 2013 operated 258 stores in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, Michigan, Missouri and Georgia, each operating under the name “Five Below.”

On June 12, 2013, the Company completed an internal business restructuring pursuant to which the Company formed Five Below Merchandising, Inc., a wholly-owned subsidiary (the “Subsidiary”), and transferred to the Subsidiary assets, operations and employees related to the Company’s merchandising operations (the “Restructuring”). Going forward, the Subsidiary will purchase and sell to the Company certain goods for sale at the Company’s retail locations and the Company will provide to the Subsidiary back office support, office space and other services, in each case, pursuant to agreements between the Company and the Subsidiary. In connection with the Restructuring, on June 12, 2013, the Company amended and restated the Loan and Security Agreement (note 3) and certain other ancillary documents to the Company’s Revolving Credit Facility in order to, among other things, allow the Company to form and capitalize the Subsidiary and make the Subsidiary a party to the Loan and Security Agreement as a guarantor of the Company’s obligations thereunder. The Subsidiary has also acceded to the credit agreement and certain ancillary documents to the Company’s Term Loan Facility (note 3) as a guarantor of the Company’s obligations thereunder. For accounting purposes, going forward, the Company’s financial statements will include the accounts of Five Below, Inc. and the newly formed corporation. All intercompany transactions and accounts will be eliminated in consolidation.

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. References to “fiscal year 2013” or “fiscal 2013” refer to the period from February 3, 2013 to February 1, 2014 and consists of a 52-week fiscal year. References to “fiscal year 2012” or “fiscal 2012” refer to the period from January 29, 2012 to February 2, 2013 and consisted of a 53-week fiscal year. The fiscal quarters ended April 28, 2012 and May 4, 2013 refer to the 13-week periods ended as of those dates.

(c) Basis of Presentation

The balance sheets as of April 28, 2012 and May 4, 2013, the statements of operations for the thirteen weeks ended April 28, 2012 and May 4, 2013, the statement of shareholders’ equity for the thirteen weeks ended May 4, 2013 and the statements of cash flows for the thirteen weeks ended April 28, 2012 and May 4, 2013 have been prepared by the Company in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim reporting and are unaudited. In the opinion of management, the financial statements include all known adjustments (which consist primarily of normal, recurring accruals, estimates and assumptions that impact the financial statements) necessary to present fairly the financial position at the balance sheet dates and the results of operations and cash flows for the periods ended April 28, 2012 and May 4, 2013. The balance sheet as of

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

February 2, 2013, presented herein, has been derived from the audited balance sheet included in the Company’s Annual Report on Form 10-K for fiscal 2012 as filed with the Securities and Exchange Commission on March 28, 2013 and referred to herein as the “Annual Report,” but does not include all disclosures required by U.S. GAAP. These financial statements should be read in conjunction with the financial statements for the fiscal year ended February 2, 2013 and footnotes thereto included in the Annual Report. The results of operations for the thirteen weeks ended April 28, 2012 and May 4, 2013 are not necessarily indicative of operating results for the year ending February 1, 2014 or any other period.

(d) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than Level 1, that are either directly or indirectly observable.

Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. The Company’s financial instruments consist primarily of cash equivalents, accounts payable, and borrowings under a line of credit and Term Loan Facility (as defined in note 3). The Company believes that: (1) the carrying value of cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; and (2) the carrying value of the borrowings under the line of credit and Term Loan Facility approximates their fair value because the line of credit’s and Term Loan Facility’s interest rates vary with market interest rates. The Company considers the inputs utilized to determine the fair value of the borrowings under the Term Loan Facility to be Level 2 inputs. At April 28, 2012, February 2, 2013, and May 4, 2013, the Company had cash equivalents of $9.6 million, $35.7 million and $30.1 million, respectively. The Company’s cash equivalents consist of credit card receivables and a money market account for which fair value was determined based on Level 1 inputs.

(2) (Loss) Income Per Common Share

Basic (loss) income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted (loss) income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards and shares currently available for purchase under the Company’s Employee Stock Purchase Plan, which is minor, using the treasury stock method.

The two-class method is used to calculate basic and diluted (loss) income per common share since the Company’s preferred and restricted stock are participating securities under Accounting Standards Codification (“ASC”) 260, Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic (loss) income

F-34	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

per common share is computed by dividing net (loss) income attributable to common shares after allocation of income to participating securities by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company.

The following table reconciles net (loss) income and the weighted average common shares outstanding used in the computations of basic and diluted (loss) income per common share (in thousands, except for share and per share data):

	Thirteen Weeks Ended
	April 28, 2012	May 4, 2013
Numerator:
Net (loss) income	$(1,157)	$1,570
Series A 8% Convertible Preferred Stock cumulative dividends	(4,168)	—
Net income attributable to participating securities	—	(31)

Net (loss) income attributable to common shareholders	$(5,325)	$1,539

Denominator:
Weighted-average common shares outstanding - basic	16,420,716	52,943,243
Dilutive impact of options	—	456,535

Weighted-average common share outstanding - diluted	16,420,716	53,399,778

Per common share:
Basic (loss) income per common share	$(0.32)	$0.03
Diluted (loss) income per common share	$(0.32)	$0.03

For the thirteen weeks ended April 28, 2012, as the Company was in a net loss position, the net losses were solely attributable to common shareholders. For the thirteen weeks ended May 4, 2013, $31 thousand of net income was attributable to participating securities, as the two-class method was more dilutive, and the remainder was attributable to common shareholders.

For the thirteen weeks ended April 28, 2012, preferred stock that could be converted to 30,894,953 shares of common stock were not included in the computation of diluted earnings per share, as the effect of doing so would have been anti-dilutive. The preferred stock was converted to common stock on July 24, 2012.

The effects of the assumed exercise of stock options of 115,953 shares of common stock and the impact of shares to be issued under the Company’s Employee Stock Purchase Plan, which is minor, for the thirteen weeks ended May 4, 2013 were excluded from the calculation of diluted net income as their impact would have been anti-dilutive.

For the thirteen weeks ended April 28, 2012, the effects of the assumed exercise of the combined stock options and warrants and the vesting of restricted share awards of 2,432,891 shares of common stock were excluded from the calculation of diluted net loss as the effect would be anti-dilutive due to a net loss to common shareholders.

The aforementioned excluded shares do not reflect the impact of any incremental repurchases under the treasury stock method.

F-35	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(3) Term Loan Facility and Line of Credit

Term Loan Facility

On May 16, 2012, the Company entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders (the “Term Loan Facility”). The Company used the net proceeds from the Term Loan Facility and cash on hand to pay a dividend on all outstanding shares of the Company’s common and preferred stock (note 5), totaling $99.5 million. On the same day, the Company amended and restated its existing senior secured Revolving Credit Facility with Wells Fargo Bank, National Association, which is defined below under “—Line of Credit.”

The Term Loan Facility provided for a term loan of $100.0 million and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default. The Term Loan Facility provides for interest on borrowings, at the option of the Company, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a London Interbank Offer Rate (“LIBOR”) based rate with a 1.00% floor plus a margin of 4.25%. The credit agreement for the Term Loan Facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows the Company to net up to $10.0 million of its cash and cash equivalents against its indebtedness. The Company’s leverage ratio must not exceed 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the Term Loan Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change its business.

The Term Loan Facility is subject to repayment upon the receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The Term Loan Facility was also subject to repayment of $50.0 million upon the receipt of proceeds from the Company’s initial public offering (the “IPO”). The Company closed its IPO on July 24, 2012. On July 27, 2012, the Company repaid $65.3 million of principal on the Term Loan Facility and $0.7 million of interest. On October 26, 2012, the Company repaid $0.3 million of principal on the Term Loan Facility. As of May 4, 2013, the balance outstanding under the Term Loan Facility was $34.5 million, bearing interest at a rate of 5.25%. During the thirteen weeks ended May 4, 2013, the Company paid interest of approximately $0.5 million related to the Term Loan Facility. Pursuant to the terms of the Term Loan Facility, due to the repayment of $65.3 million of principal under the Term Loan Facility in July 2012, the Company is no longer required to make minimum quarterly payments. In May 2013, subsequent to the thirteen weeks ended May 4, 2013, the Company repaid $15.0 million of principal on the Term Loan Facility. This amount was classified as a current liability on the Company’s balance sheets as of February 2, 2013 and May 4, 2013. The remaining unpaid balance will be due upon maturity.

In connection with the Term Loan Facility, the Company incurred deferred financing costs of $2.7 million which are being amortized over the term of the Term Loan Facility. The amortization is included in interest (income) expense, net, in the statements of operations. In connection with the $65.3 million principal repayment on the Term Loan Facility in July 2012, $1.6 million of the deferred financing costs were written off and included in loss on debt extinguishment in the statements of operations. The remaining deferred financing costs, net of amortization, are included in other assets in the balance sheet as of May 4, 2013. In connection with the $15.0 million principal repayment on the Term Loan Facility in May 2013, subsequent to the thirteen weeks

F-36	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

ended May 4, 2013, approximately $0.3 million of the deferred financing costs will be written off and included in loss on debt extinguishment in the statements of operations for the twenty-six weeks ending August 3, 2013.

Amounts under the credit agreement for the Term Loan Facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the Term Loan Facility is 2.00% per annum.

All obligations under the Term Loan Facility are secured by substantially all of the Company’s assets and are guaranteed by the Subsidiary. As of May 4, 2013, the Company was in compliance with the financial covenant and other covenants applicable to it under the Term Loan Facility.

Line of Credit

On August 18, 2006, the Company entered into a loan and security agreement (the “Loan and Security Agreement”) with Wachovia Bank National Association (predecessor in interest to Wells Fargo Bank, National Association) that included a revolving line of credit with advances tied to a borrowing base. The Loan and Security Agreement has been amended and/or restated several times, the latest on June 12, 2013 (as amended and restated, the “Revolving Credit Facility”), generally to extend the maturity date, increase maximum borrowings, adjust the applicable interest rates, permit the formation and capitalization of subsidiaries, make the Subsidiary a party to the agreement as a guarantor of the Company’s obligations and modify certain definitions. The Revolving Credit Facility allows maximum borrowings of $20.0 million with advances tied to a borrowing base and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the Term Loan Facility if the Term Loan Facility remains outstanding or (iii) upon the occurrence of an event of default. The Revolving Credit Facility may be increased to $30.0 million upon certain conditions. The Revolving Credit Facility includes a $5.0 million sub limit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves. In connection with the Revolving Credit Facility, the Company incurred deferred financing costs of $50 thousand in May 2012, which are being amortized over the remaining term of the Revolving Credit Facility.

The Revolving Credit Facility provides for interest on borrowings, at the Company’s option, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of approximately $12 thousand per year.

The Revolving Credit Facility includes a covenant which requires the Company to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3.0 million.

The Revolving Credit Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to (i) incur additional debt; (ii) create liens; (iii) make certain

F-37	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change the Company’s business.

Additionally, the Revolving Credit Facility is subject to payment upon the receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Revolving Credit Facility may become due upon certain events of default including among others, failure to comply with the Revolving Credit Facility’s covenants, bankruptcy, default on certain other indebtedness or a change in control.

As of May 4, 2013, the Company had no borrowings outstanding and had approximately $19.4 million of the $20.0 million available on the line of credit under the Revolving Credit Facility as approximately $0.6 million was outstanding in letters of credit.

All obligations under the Revolving Credit Facility are secured by substantially all of the Company’s assets and are guaranteed by the Subsidiary. As of May 4, 2013, the Company was in compliance with the covenants applicable to it under the Revolving Credit Facility.

(4) Commitments and Contingencies

The Company leases property and equipment under non-cancelable operating leases. Certain retail store lease agreements provide for contingent rental payments if the store’s net sales exceed stated levels (percentage rents) and/or contain escalation clauses, which provide for increases in base rental for increases in future operating costs. Many of the Company’s leases provide for one or more renewal options for periods ranging from five to seven years. The Company’s operating lease agreements, including assumed extensions which are generally those that take the lease to a ten-year term, expire through 2023.

The Company’s minimum rental commitments under operating lease agreements, including assumed extensions, as of May 4, 2013, are as follows (in thousands):

	Retail stores	Corporate office and distribution centers	Total
Fiscal year:
Remaining 2013	$30,367	$2,330	$32,697
2014	42,991	4,413	47,404
2015	42,287	4,678	46,965
2016	41,340	3,097	44,437
2017	40,912	2,610	43,522
Thereafter	153,485	13,031	166,516

	$351,382	$30,159	$381,541

Rent expense, including base and contingent rent under operating leases, was $6.9 million and $9.5 million for the thirteen weeks ended April 28, 2012 and May 4, 2013, respectively. Contingent rents were $0.1 million and $0.1 million for the thirteen weeks ended April 28, 2012 and May 4, 2013, respectively.

F-38	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

The Company has employment agreements with certain key employees that provide for, among other things, salary, bonus, severance, and change-in-control provisions. The severance and change of control provisions under these agreements provide for additional payments upon employee separation of up to approximately $4.1 million.

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, the outcome of such actions will not have a material adverse effect on the Company’s financial condition or results of operations.

As of May 4, 2013, the Company has other purchase commitments of approximately $0.9 million consisting of purchase agreements for materials that will be used in the construction of new stores.

(5) Shareholders’ Equity

As of May 4, 2013, the Company is authorized to issue 120,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. The holders of common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the board of directors. The preferred stock may be issued from time to time in series as designated by the board of directors. The designations, powers, preferences, voting rights, privileges, options, conversion rights, and other special rights of the shares of each such series of preferred stock and the qualifications, limitations and restrictions thereof shall be designated by the board of directors.

Preferred Stock

On October 14, 2010, the Company issued 89,291,773 shares of Series A 8% Convertible Preferred Stock for cash proceeds of $191.9 million, net of offering costs of $2.1 million. The shares of Series A 8% Convertible Preferred Stock were entitled to receive cumulative dividends of 8% of their original issue price of $2.17 per share per year compounded annually and payable in cash when and if declared by the Company’s board of directors; however, the Company could not pay, unless otherwise consented to by the holders of Series A 8% Convertible Preferred Stock, any dividends on common stock unless an equal amount of dividends per share (on an as converted basis) was simultaneously paid to the holders of the Series A 8% Convertible Preferred Stock. Effective immediately prior to the closing of the IPO on July 24, 2012, all outstanding shares of Series A 8% Convertible Preferred Stock were converted into 30,894,953 shares of common stock and ceased to be entitled to the payment of any dividends that accrued on such shares as of the effective time of the conversion.

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock were entitled to receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment was made to the common shareholders. The Series A 8% Convertible Preferred Stock was presented outside of shareholders’ (deficit) equity since its redemption under certain circumstances was beyond the control of the Company’s management.

F-39	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

Common Stock

In March 2012, options to purchase 2,020,620 shares of common stock granted during the fiscal year ended January 29, 2011, including options to purchase 1,010,310 shares that were subject to time-based and performance-based vesting, were cancelled and an equal number of restricted shares were granted. One-third of the shares vested immediately in March 2012 and another one-third of the shares vested in March 2013. The remaining one-third will vest in March 2014. In connection with the cancellation and grant, the Company will record total compensation expense of $17.4 million, of which $5.3 million was recorded on the date of the modification and the remainder is recorded on a straight-line basis over the two-year vesting period.

On July 17, 2012, the Company amended its articles of incorporation to reflect a 0.3460-for-1 reverse stock split of its common stock. The amendment also changed the authorized shares of the Company’s common stock to 120,000,000 shares. Concurrent with the reverse stock split, the Company adjusted (i) the conversion price of its Series A 8% Convertible Preferred Stock, (ii) the number of shares subject to and the exercise price of its outstanding stock option awards under its equity incentive plan and (iii) the number of shares subject to and the exercise price of its outstanding warrants to equitably reflect the split. All common stock share and per-share data included in the financial statements and footnotes thereto, give effect to the reverse stock split and the change in authorized shares and have been adjusted retroactively for all periods presented.

On September 27, 2012, the Company’s board of directors approved the Five Below, Inc. 2012 Employee Stock Purchase Plan (the “ESPP”), which remained subject to shareholder approval. The Company’s shareholders approved the ESPP on May 30, 2013, at the Company’s annual meeting of shareholders. The number of shares of common stock reserved for issuance, which is subject to other limitations, is 500,000 shares. The ESPP allows eligible employees the opportunity to purchase shares of the Company’s common stock through payroll deductions at a discount of 10% of the fair market value of such shares on the purchase date. The ESPP’s effective date is retroactive to January 1, 2013 and is intended to be qualified as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986.

On February 4, 2013, the Company completed its secondary public offering of 13,012,250 shares of common stock at a price of $35.65 per share. The shares sold in the secondary public offering were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Company’s registration statements on Form S-1 (File No. 333-186043 and File No. 333-186275), which were declared effective by the Securities and Exchange Commission on January 29, 2013. All of the shares sold in the secondary public offering were sold by selling shareholders and the Company did not receive any proceeds. The Company incurred fees of approximately $1.0 million related to legal, accounting, and other fees in connection with the secondary public offering, which is included in selling, general and administrative expenses in the fiscal 2012 statements of operations.

On May 14, 2013, the Company filed a registration statement on Form S-1 (File No. 333-188578) under the Securities Act with the Securities and Exchange Commission related to a proposed secondary public offering of shares of its common stock to be sold exclusively by participating selling shareholders. Certain shareholders intend to sell 8,563,172 shares of common stock in the secondary public offering and the underwriters are expected to be granted an option to purchase a maximum of 1,284,475 additional shares from the shareholders to cover overallotments of shares. The Company will not receive any proceeds from the proposed secondary public offering or the exercise of the underwriters’ option to purchase additional shares. The estimated secondary public offering expenses payable by the Company are approximately $1.0 million, which includes legal, accounting and printing costs and various other fees associated with the registration of common stock. The Company did not

F-40	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

incur any fees related to the registration statement during the thirteen weeks ended May 4, 2013. Such fees will be expensed as incurred. The secondary public offering is expected to close during the thirteen weeks ending August 3, 2013.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of July 24, 2012, allows for the issuance of up to a total of 7,600,000 shares under the Plan. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant. As of May 4, 2013, 4,873,709 stock options or restricted shares were available for grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (“Vested Options”) or were not currently vested and exercisable (“Unvested Options”). On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested Options and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the balance sheets. As of May 4, 2013, $0.2 million was recorded as a deposit liability.

The following table summarizes the activity related to the restricted shares of common stock (in thousands):

	Number of shares	Deposit liability
Unvested, February 2, 2013	31,542	$308
Vested	(11,137)	(80)

Unvested, May 4, 2013	20,405	$228

F-41	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

Stock option activity under the Plan was as follows:

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at February 2, 2013	1,187,817	$10.43	9.3
Granted	122,250	37.22
Forfeited	(4,843)	4.95
Exercised	(36,781)	4.28

Balance at May 4, 2013	1,268,443	$13.21	8.9

Exercisable at May 4, 2013	56,158	$10.73	7.2

Included in the options outstanding as of May 4, 2013 are options to purchase shares of common stock by non-employees. The Company accounts for stock-based compensation for non-employee stock options by using the Black-Scholes option-pricing model and records expense as the options vest. Non-employee options subject to vesting are required to be periodically revalued over their service period, which is generally the same as the vesting period.

The fair value of each option award granted to employees, including outside directors, is estimated on the date of grant and the fair value of each option award granted to non-employees is estimated on the date of grant and is required to be periodically revalued over the contractual period until the option award is exercised or forfeited using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Thirteen Weeks Ended
	April 28, 2012	May 4, 2013
Expected volatility	50.0%	50.0%
Risk-free interest rate	1.5%	1.1%
Expected life of options - for employee grants	7.0 years	6.3 years
Expected dividend yield	—%	—%

The Company uses the simplified method to estimate the expected term of the option. The expected volatility incorporates historical and implied volatility of similar entities whose share price are publicly available. The risk-free rate for the expected term of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, for the thirteen weeks ended April 28, 2012 and May 4, 2013 was $4.36 and $18.15, respectively.

As of May 4, 2013, there was $13.3 million of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan, excluding options that vest upon the achievement of performance targets. That cost is expected to be recognized over a weighted average vesting period of 2.0 years.

F-42	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(7) Income Taxes

The following table summarizes the Company’s income tax expense and effective tax rates for the thirteen weeks ended April 28, 2012 and May 4, 2013 (in thousands):

	Thirteen Weeks Ended
	April 28, 2012	May 4, 2013
(Loss) income before income taxes	$(1,928)	$2,678
Income tax (benefit) expense	$(771)	$1,108
Effective tax rate	40.0%	41.4%

The effective tax rates for the thirteen weeks ended April 28, 2012 and May 4, 2013 were based on the Company’s forecasted annualized effective tax rates and were adjusted for discrete items that occurred within the periods presented. The effective tax rate for the thirteen weeks ended May 4, 2013 was impacted by permanent book to tax differences related to fees expected to be incurred for the secondary public offering.

For the thirteen weeks ended April 28, 2012 and May 4, 2013, total income taxes paid were $8.9 million and $8.1 million, respectively.

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at April 28, 2012, February 2, 2013 or May 4, 2013, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statements of operations for the thirteen weeks ended April 28, 2012 and May 4, 2013.

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the fiscal years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (“IRS”). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination for varying periods up to 3 to 4 years depending on the state.

(8) Related-Party Transactions

During both the thirteen weeks ended April 28, 2012 and May 4, 2013, the Company incurred fees of $0.3 million related to services provided by certain shareholders and professional service firms for which certain shareholders are partners.

F-43	(Continued)

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8,563,172 Shares

Five Below, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Barclays

Jefferies

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

Wells Fargo Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Select Market listing fee.

Amount to be Paid
SEC registration fee	$49,203
FINRA filing fee	54,608
The NASDAQ Global Select Market listing fee	—
Blue sky fees and expenses	15,000
Printing and engraving expenses	79,000
Legal fees and expenses	300,000
Accounting fees and expenses	325,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous fees and expenses	172,189

Total	$1,000,000

Item 14. Indemnification of Officers and Directors.

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters.

Under Section 1741 of the PBCL, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative or corporate actions), to which any such officer or director is a party or is threatened to be made a party by reason of such officer or director being a representative of the corporation or serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, so long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL permits indemnification in derivative and corporate actions if the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the officer or director is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the PBCL, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742 of the PBCL.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the officer or director met the applicable standard of conduct, and such determination must be made by (i) the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding, (ii) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred by a director or officer in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the corporation’s bylaws, the PBCL provides that advancement of expenses must be authorized by the board of directors.

Section 1746 of the PBCL provides generally that the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which an officer or director seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office. In no event may indemnification be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the PBCL grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the PBCL.

Sections 1748 and 1749 of the PBCL extend the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations in fundamental changes and to officers and directors serving as fiduciaries of employee benefit plans.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the PBCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer shall inure to the benefit of the heirs and personal representatives of such person.

The goal of the aforementioned provisions of the PBCL and those of our amended and restated bylaws, described below, is to limit the monetary liability of our officers and directors to us and to our shareholders and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities.

Our third amended and restated bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless:

•	such director or officer has breached or failed to perform the duties of his or her office under the PBCL, our amended and restated bylaws or our amended and restated articles of incorporation; and

•	the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

In addition, our amended and restated bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses, including attorneys’ fees, is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended and restated bylaws provide, however, in the case of an action or suit by or in the right of the Company, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended and restated bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

We maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers to provide indemnification to our directors and executive officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under the PBCL.

At present, there is no pending litigation or proceeding involving one or more of our directors or executive officers regarding which indemnification is sought.

The form of underwriting agreement attached hereto as Exhibit 1.1 provides for indemnification by the underwriters named in this registration statement of our executive officers, directors and us, and by us of the underwriters named in this registration statement, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing for inclusion in this registration statement.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we issued unregistered securities in the following transactions. None of these transactions involved underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act, as described below. The information set forth below gives effect to the 0.3460-for-1 reverse stock split that was effected on July 17, 2012.

(a)	Issuances of Common Stock

•

On October 13, 2010, we issued 847,364 shares of common stock to 84 holders in exchange for and in exercise of all issued and outstanding compensatory warrants and all vested options to purchase our common stock in connection with the 2010 Transaction on a one-for-one basis, offsetting the strike price for each holder. In addition, we issued 325,521 shares of common stock to 79 holders, in amounts equal to the unvested portion of such holder’s options. Also, on October 13, 2010, we issued 6,205,004 shares of common stock to 31 shareholders in connection with the conversion of 6,173,030 shares and 8,006,984 shares of Series A and Series A-1 redeemable convertible preferred stock, respectively, held by such shareholders. On October 14, 2010 we issued 1,221,722 shares to 30 shareholders in exchange for all remaining then-outstanding common stock warrants.

•	On November 22, 2011, we issued 159,248 shares of common stock to an incoming director at a price of $6.97 a share and a total purchase price of approximately $1.1 million.

•

On November 29, 2011, we issued 5,191 shares of common stock to a consultant in connection with the exercise of warrants issued to him as compensation for services he provided to the Company. The exercise price was $6.30 per share and resulted in aggregate cash proceeds to the Company equal to $32,700.

•

On February 23, 2012, we issued 10,034 shares of common stock to a consultant in connection with the exercise of warrants issued to him as compensation for services he provided to the Company. The exercise price was $6.30 and resulted in aggregate cash proceeds to the Company equal to $63,220.

•	On March 22, 2012, we issued a total of 2,020,620 shares of restricted common stock to the Founders in exchange for the cancellation for each Founder’s option agreement, on a one-for-one basis.

•

On March 29, 2012, we issued 2,595 shares of common stock to one of our consultants in connection with the exercise of warrants issued to him as compensation for services provided to the Company. The exercise price was $11.21 and resulted in aggregate cash proceeds to the Company equal to $29,100.

•

On April 9, 2012, we issued 6,920 shares of common stock to one of our consultants in connection with the exercise of warrants issued to him as compensation for services provided to the Company. The exercise price was $11.21 for the remaining shares and resulted in aggregate cash proceeds to the Company equal to $77,600.

•

On April 13, 2012, we issued 3,460 shares of common stock to one of our consultants in connection with the exercise of warrants issued to him as compensation for services provided to the Company. The exercise price was $6.30 for half of the shares and $11.21 for the remaining shares and resulted in aggregate cash proceeds to the Company equal to $30,300.

•	On July 18, 2012, we issued a total of 7,058 shares of restricted common stock to Messrs. Sargent and Ryan as compensation for their service on our board of directors.

(b)	Issuances of Preferred Stock

•

On October 14, 2010, the Company issued 89,291,773 shares of Series A 8% convertible preferred stock, at a per share price of approximately $2.17, for gross cash proceeds of $194.0 million, to funds managed by Advent and to Sargent Family Investments, LLC, a limited liability company controlled by one of our directors.

(c)	Issuances of Warrants to Purchase Common Stock

•	On May 27, 2010, we issued warrants to purchase 27,680 shares of common stock at an exercise price of $11.45 per share to five service providers to the Company.

•	On February 22, 2011, we issued warrants to purchase 13,840 shares of common stock at an exercise price of $6.30 per share to three service providers to the Company.

•	On May 25, 2011, we issued a warrant to purchase 3,114 shares of common stock at an exercise price of $6.30 per share to a service provider to the Company.

•	On March 1, 2012, we issued warrants to purchase 11,245 shares of common stock at an exercise price of $11.21 per share to three service providers to the Company.

(d)	Stock Option Grants

•

On May 27, 2010, we granted stock options to purchase a total of 118,505 shares of common stock at an exercise price of $11.45 per share to 51 employees and one director pursuant to our equity incentive plan.

•

On June 30, 2010, we granted stock options to purchase a total of 173,000 shares of common stock at an exercise price of $11.45 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan.

•

On October 14, 2010, we granted stock options to purchase a total of 2,020,620 shares of common stock at an exercise price of $6.31 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan.

•	On December 1, 2010, we granted stock options to purchase a total of 115,556 shares of common stock at an exercise price of $6.31 per share to 21 employees pursuant to our equity incentive plan.

•	On February 22, 2011, we granted stock options to purchase a total of 25,950 shares of common stock at an exercise price of $6.31 per share to nine employees pursuant to our equity incentive plan.

•	On May 25, 2011, we granted stock options to purchase a total of 150,250 shares of common stock at an exercise price of $6.31 per share to 81 employees pursuant to our equity incentive plan.

•	On September 1, 2011, we granted stock options to purchase a total of 35,543 shares of common stock at an exercise price of $6.97 per share to 28 employees pursuant to our equity incentive plan.

•	On October 18, 2011, we granted stock options to purchase a total of 270,500 shares of common stock at an exercise price of $6.97 per share to 120 employees pursuant to our equity incentive plan.

•	On November 22, 2011, we granted stock options to purchase a total of 129,058 shares of common stock at an exercise price of $8.16 per share to seven employees pursuant to our equity incentive plan.

•	On March 1, 2012, we granted stock options to purchase a total of 318,666 shares of common stock at an exercise price of $11.22 per share to 146 employees pursuant to our equity incentive plan.

•	On March 30, 2012, we granted stock options to purchase a total of 79,926 shares of common stock at an exercise price of $11.22 per share to 12 employees pursuant to our equity incentive plan.

•	On May 23, 2012, we granted stock options to purchase 1,730 shares at an exercise price dependent on the pricing of this offering to a new employee pursuant to our equity incentive plan.

•

On June 4, 2012, we granted stock options to purchase a total of 173,000 shares at an exercise price dependent on the pricing of this offering to our new chief operating officer pursuant to our equity incentive plan.

•	On June 12, 2012 we granted stock options to purchase 1,038 shares at an exercise price dependent on the pricing of this offering to a new employee pursuant to our equity incentive plan.

The conversions of preferred stock and exchanges of warrants described in paragraph (a) above were exempt securities transactions pursuant to Section 3(a)(9) of the Securities Act. Each of the recipients of securities in these transactions had or were given adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraph (b) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act, who were acquiring the applicable securities for investment and not distribution. Each recipient represented that they could bear the risks of the investment.

The issuances of the securities described in paragraphs (a), (c) and (d) were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of such options were our employees or directors, who received the securities under our equity incentive plan and the recipients of such warrants were service providers to the Company. Each recipient of securities in these transactions had adequate access, through employment or business relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description

1.1†	Form of Underwriting Agreement (previously filed as an exhibit to the Registration Statement on Form S-1 (File No. 333-188578) filed with the Commission on May 14, 2013)

3.1†

Amended and Restated Articles of Incorporation of Five Below, Inc., as currently in effect (incorporated by reference to Exhibit 3.5 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

3.2†

Amended and Restated Bylaws, as currently in effect (incorporated by reference to Exhibit 3.6 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

4.1†

Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on July 9, 2012)

5.1†	Opinion of Pepper Hamilton LLP (previously filed as an exhibit to the Registration Statement on Form S-1 (File No. 333-188578) filed with the Commission on May 14, 2013)

10.1†

Investment Agreement, dated September 1, 2010, by and among Five Below, Inc., the Founders signatory thereto, the Significant Common Shareholders signatory thereto and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.2†

Amendment No. 1 to the Investment Agreement, dated October 14, 2010, by and among Five Below, Inc., the Purchasers signatory to the Investment Agreement and Sargent Family Investment, LLC (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.3†

Amended and Restated Investor Rights Agreement, dated September 1, 2010, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto, the Series A Preferred Shareholders signatory thereto and the Other Holders party thereto and any other Persons signatory thereto from time to time (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.4†

First Amendment to Amended and Restated Investor Rights Agreement, dated October 14, 2010, by Five Below, Inc. (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.5†

Second Amendment to Amended and Restated Investor Rights Agreement, dated May 23, 2012, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto and the Series A Preferred Shareholders signatory thereto (incorporated by reference to Exhibit 10.5 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on May 24, 2012)

10.6†

Second Amended and Restated Shareholders Agreement, dated September 1, 2010, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.7†

First Amendment to Second Amended and Restated Shareholders Agreement, dated October 14, 2010, by Five Below, Inc. (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.8†

Second Amendment to Second Amended and Restated Shareholders Agreement, dated November 22, 2011, by and among Five Below, Inc. and the Consenting Shareholders signatory thereto (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

Exhibit Number	Description

10.9†

Third Amendment to Second Amended and Restated Shareholders Agreement, dated May 23, 2012, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on May 24, 2012)

10.10a†

Form of Non-Qualified Stock Option Agreement (Employees) (used for options granted prior to May 21, 2013) (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.10b

Form of Non-Qualified Stock Option Agreement (Employees) (used for options granted after May 21, 2013) (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q filed with the Commission on June 13, 2013)

10.11a†

Form of Non-Qualified Stock Option Agreement (Executives) (used for options granted prior to May 21, 2013) (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.11b

Form of Non-Qualified Stock Option Agreement (Executives) (used for options granted after May 21, 2013) (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the Commission on June 13, 2013)

10.12†

Form of Award Agreement for Restricted Shares under the Five Below, Inc. Equity Incentive Plan (Employees) (incorporated by reference to Exhibit 10.14 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

10.13†

Form of Award Agreement for Restricted Shares under the Five Below, Inc. Equity Incentive Plan (Directors) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Commission on March 11, 2013)

10.14†

Five Below, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.15 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

10.15†

Five Below, Inc. Performance Bonus Plan (incorporated by reference to Exhibit 10.16 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

10.16†

Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.17 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on May 24, 2012)

10.17†

Letter Employment Agreement, dated October 14, 2010, by and between David Schlessinger and Five Below, Inc. (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.18†

Amendment to Employment Agreement, dated September 28, 2011, by and between David Schlessinger and Five Below, Inc. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.19†

Letter Employment Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.20†

Amendment to Employment Agreement, dated September 28, 2011, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

Exhibit Number	Description

10.21†

Letter Employment Agreement, dated April 16, 2012, by and between Kenneth R. Bull and Five Below, Inc. (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.22†

Non-Qualified Stock Option Agreement, dated October 14, 2010, by and between David Schlessinger and Five Below, Inc. (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.23†

Non-Qualified Stock Option Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.24†

Option Cancellation Agreement, dated March 22, 2012, by and between David Schlessinger and Five Below, Inc. (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.25†

Option Cancellation Agreement, dated March 22, 2012, by and between Thomas Vellios and Five Below, Inc. (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)

10.26†

Lease Agreement, dated April 1, 2007, by and between Twin Spans Business Park, LLC and Five Below, Inc., as amended (incorporated by reference to Exhibit 10.27 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on May 24, 2012)

10.27a†

Credit Agreement, dated as of May 16, 2012, among Five Below, Inc. and the Lenders Party thereto, and Goldman Sachs Bank USA, Barclays Bank PLC and Jefferies Finance, LLC, collectively as lead arrangers and lead bookrunners and, individually, as administrative agent and collateral agent, syndication agent, and documentation agent, respectively, and Credit Suisse AG, Cayman Islands Branch, Deutsche Bank Trust Company Americas, UBS Securities LLC and Wells Fargo Bank, National Association, as arrangers and bookrunners (incorporated by reference to Exhibit 10.28 of Amendment No. 1 to the Registration Statement on Form S-1
(File No. 333-180780) filed with the Commission on May 24, 2012)

10.27b

Guarantee Joinder Agreement, dated June 12, 2013, by Five Below Merchandising, Inc. and acknowledged and accepted by Goldman Sachs Bank USA, to the Credit Agreement dated as of May 16, 2012, among Five Below, Inc. and the Lenders Party thereto, and Goldman Sachs Bank USA, Barclays Bank PLC and Jefferies Finance, LLC, collectively as lead arrangers and lead bookrunners and, individually, as administrative agent and collateral agent, syndication agent, and documentation agent, respectively, and Credit Suisse AG, Cayman Islands Branch, Deutsche Bank Trust Company Americas, UBS Securities LLC and Wells Fargo Bank, National Association, as arrangers and bookrunners (incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q filed with the Commission on June 13, 2013)

10.28a†

Security Agreement, dated as of May 16, 2012, among Five Below, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.29 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on May 24, 2012)

10.28b

Supplement No. 1, dated as of June 12, 2013, by and between Five Below Merchandising, Inc. and Goldman Sachs Bank USA, to the Security Agreement, dated as of May 16, 2012, among Five Below, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q filed with the Commission on June 13, 2013)

10.29

Third Amended and Restated Loan and Security Agreement, dated June 12, 2013, by and between Five Below, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the Commission on June 13, 2013)

Exhibit Number	Description

10.30†

Lien Subordination and Intercreditor Agreement, dated May 16, 2012, among Wells Fargo, National Association, Goldman Sachs Bank USA and Five Below, Inc. (incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on May 24, 2012)

10.31†	Five Below, Inc. Compensation Policy for Non-Employee Directors (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Commission on March 11, 2013)

10.32†

Letter Employment Agreement, dated May 16, 2012, by and between David Johnston and Five Below, Inc. (incorporated by reference to Exhibit 10.33 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

10.33†

Non-Qualified Stock Option Agreement, dated May 23, 2012, by and between David Johnston and Five Below, Inc. (incorporated by reference to Exhibit 10.34 of Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on June 12, 2012)

10.34†	Five Below, Inc. 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the Commission on November 29, 2012)

23.1	Consent of KPMG LLP

23.2†	Consent of Pepper Hamilton LLP (included in the opinion filed as Exhibit 5.1 to the Registration Statement on Form S-1 (File No. 333-188578) filed with the commission on May 14, 2013).

24.1†	Power of Attorney (included on the signature page to the Registration Statement on Form S-1 (File No. 333-188578) filed with the commission on May 14, 2013).

101*

The following financial information from this registration statement on Form S-1, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) (i) the Audited Balance Sheets as of January 28, 2012 and February 2, 2013; (ii) the Audited Statements of Operations for Fiscal Years 2010, 2011 and 2012; (iii) the Audited Statement of Changes in Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Shareholders’ Equity (Deficit) for Fiscal Years 2010, 2011 and 2012; (iv) Audited Statements of Cash Flows for Fiscal Years 2010, 2011 and 2012 and (v) the Notes to Audited Financial Statements and (2) (i) the Unaudited Balance Sheets as of April 28, 2012, February 2, 2013 and May 4, 2013; (ii) the Unaudited Statements of Operations for the Thirteen Weeks Ended April 28, 2012 and May 4, 2013; (iii) the Unaudited Statement of Shareholders’ Equity for the Thirteen Weeks Ended May 4, 2013; (iv) the Unaudited Statements of Cash Flows for the Thirteen Weeks Ended April 28, 2012 and May 4, 2013 and (v) the Notes to Unaudited Financial Statements, in each case, tagged in detail.

†	Previously filed.
*	Pursuant to applicable securities laws and regulations, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes that:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on the 13th day of June, 2013.

FIVE BELOW, INC.

By:	/s/ David Schlessinger
Name: David Schlessinger
Title: Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Schlessinger David Schlessinger	Executive Chairman	June 13, 2013

* Thomas Vellios	President, Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2013

* Kenneth R. Bull	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 13, 2013

* Steven Collins	Director	June 13, 2013

* Andrew Crawford	Director	June 13, 2013

* Michael Devine	Director	June 13, 2013

* David Mussafer	Director	June 13, 2013

* Thomas Ryan	Director	June 13, 2013

* Ronald Sargent	Director	June 13, 2013

* /s/ David Schlessinger
Name: David Schlessinger Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

5.1†	Opinion of Pepper Hamilton LLP

23.1	Consent of KPMG LLP

23.2†	Consent of Pepper Hamilton LLP (to be included in the opinion filed as Exhibit 5.1 hereto)

24.1†	Power of Attorney (included on the signature page to the Registration Statement)

101*	The following financial information from this registration statement on Form S-1, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1)(i) the Audited Balance Sheets as of January 28, 2012 and February 2, 2013; (ii) the Audited Statements of Operations for Fiscal Years 2010, 2011 and 2012; (iii) the Audited Statement of Changes in Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Shareholders’ Equity (Deficit) for Fiscal Years 2010, 2011 and 2012; (iv) Audited Statements of Cash Flows for Fiscal Years 2010, 2011 and 2012 and (v) the Notes to Audited Financial Statements and (2) (i) the Unaudited Balance Sheets as of April 28, 2012, February 2, 2013 and May 4, 2013; (ii) the Unaudited Statements of Operations for the Thirteen Weeks Ended April 28, 2012 and May 4, 2013; (iii) the Unaudited Statement of Shareholders’ Equity for the Thirteen Weeks Ended May 4, 2013; (iv) the Unaudited Statements of Cash Flows for the Thirteen Weeks Ended April 28, 2012 and May 4, 2013 and (v) the Notes to Unaudited Financial Statements, in each case, tagged in detail.

†	Previously filed as an exhibit to the registrant’s Registration Statement on Form S-1 (File No. 333-188578) filed with the Commission on May 14, 2013.
*	Pursuant to applicable securities laws and regulations, this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.